Use these links to rapidly review the document

Index to consolidated financial statements

As confidentially submitted to the Securities and Exchange Commission on June 13, 2014.
This draft registration statement has not been publically filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BOOT BARN HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5600 (Primary Standard Industrial Classification Code Number)	90-0776290 (I.R.S. Employer Identification Number)

15776 Laguna Canyon Road
Irvine, California 92618
(949) 453-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James G. Conroy
President and Chief Executive Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618
(949) 453-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Richard J. Welch, Esq. Timothy R. Rupp, Esq. Bingham McCutchen LLP 600 Anton Boulevard, 18th Floor Costa Mesa, California 92626 (714) 830-0600	William V. Fogg, Esq. Johnny G. Skumpija, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$	$

(1)  Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.

(2)  Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 13, 2014

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                      shares

Common stock

$               per share

This is the initial public offering of common stock of Boot Barn Holdings, Inc. We are selling                           shares of our common stock, and the selling stockholders identified in this preliminary prospectus are selling                           shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $              and $              per share of common stock. We intend to apply to have our common stock listed on the                                         un der the symbol "BOOT".

The selling stockholders have granted the underwriters an option to purchase up to                           additional shares of our common stock at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and therefore have elected to comply with certain reduced public company reporting requirements. See "Prospectus summary—Implications of being an emerging growth company".

Investing in our common stock involves risks. See "Risk factors" beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The underwriters expect to deliver the shares to purchasers on or about                           , 2014 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Piper Jaffray	Jefferies

Wells Fargo Securities	Baird

Prospectus dated                           , 2014.

Through and including                                             , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, which we refer to as the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any free writing prospectus, or of any sale of our common stock.

For investors outside the U.S.: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that

i

purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the U.S.

Basis of presentation

We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. For ease of reference, we identify our fiscal year in this prospectus by reference to the calendar year in which the fiscal year ends. This prospectus contains references to fiscal 2012, fiscal 2013 and fiscal 2014, which represent our fiscal years ended March 31, 2012, March 30, 2013 and March 29, 2014, respectively, all of which were 52-week periods. This prospectus also contains references to fiscal 2011, which represents our fiscal year ended April 2, 2011 and was a 53-week period. The period from April 3, 2011 to December 11, 2011, which is presented separately as the "Predecessor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 36 weeks. The period from December 12, 2011 to March 31, 2012, which is presented separately as the "Successor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 16 weeks. The Predecessor Period and the Successor Period have been combined (see "Prospectus summary—Our sponsor") and presented together as fiscal 2012 in all other sections of this prospectus. A presentation of these two periods in this manner is more reflective of how we assess the performance of our business and we believe that it facilitates comparisons of fiscal 2012 to our other fiscal years.

As used in this prospectus, the following terms have the following meanings:

•
"CAGR" means compound annual growth rate;

•
"GAAP" means U.S. generally accepted accounting principles;

•
"net cash investment" means, for a given store, our initial cash investment in that store, which consists of the cost of the initial inventory (net of accounts payable), pre-opening costs and capital investment (net of tenant improvement allowances); and

•
"working capital" means current assets, excluding cash and cash equivalents, minus current liabilities, excluding the current portion of debt under our credit facilities, as determined in accordance with GAAP.

Amounts presented in this prospectus in millions are approximations of the actual amounts in that they have been rounded to the nearest one decimal place.

Unless the context requires otherwise, references in this prospectus to "Boot Barn", the "Company", "we", "us" and "our" refer to Boot Barn Holdings, Inc. and its consolidated subsidiaries.

References in this prospectus to "RCC" refer to RCC Western Stores, Inc., which we acquired in August 2012, and references in this prospectus to "Baskins" refer to Baskins Acquisition Holdings, LLC, which we acquired in May 2013.

Trademarks and trade names

This prospectus includes our trademarks and trade names, such as "Boot Barn" and the names of our private brands, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Industry and market data

Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts), data from our internal research and management estimates. Management estimates are derived from publicly available information and the information and data referred to above, and are based on assumptions and calculations made by us based upon our interpretation of such information and data, and on our knowledge of our industry and the categories in which we operate, which we believe to be reasonable. Furthermore, the information and data referred to above are imprecise and may prove to be inaccurate because the information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar information and data included in this prospectus, and estimates and beliefs based on that information and data, may not be reliable. Projections, assumptions, expectations, beliefs and estimates regarding our industry and the categories in which we operate and our future performance are also necessarily subject to risk and change based on various factors, including those discussed under the heading "Risk factors".

Statements in this prospectus regarding our competitive position, business opportunity and market size, growth and share in the U.S. are based on data that may not account for certain retailers. However, we believe that this data is a reasonable approximation of all relevant retailers, and we have no reason to believe that the inclusion of additional retailers in the data collection process would materially change the conclusions that we have drawn from this data. In addition, statements in this prospectus regarding the characteristics and preferences of our customers are based on internal analyses of our customers that have not been independently verified. A broader sampling of our customers and different methodologies, among other variables, could lead to different results; however, we know of no better methodology for estimation, nor do we have any reason to believe that our consideration of additional or different survey data would materially change the conclusions that we have drawn from these surveys.

Same store sales

As used in this prospectus, the term "same store sales" generally refers to net sales from stores that have been open at least 13 full fiscal months as of the end of the current reporting period, although we include or exclude stores from our calculation of same store sales in accordance with the following additional criteria:

•
stores that are closed for five or fewer days in any fiscal month are included in same store sales;

•
stores that are closed temporarily, but for more than five days in any fiscal month, are excluded from same store sales beginning in the fiscal month in which the temporary closure begins until the first full month of operation once the store re-opens;

•
stores that are closed temporarily and relocated within their respective trade areas are included in same store sales;

•
stores that are permanently closed are excluded from same store sales beginning in the month preceding closure; and

•
acquired stores are added to same store sales beginning on the later of (a) the first day of the first fiscal month following its applicable acquisition date and (b) the first day of the first fiscal month after the store has been open for at least 13 full fiscal months regardless of whether the store has been operated under our management or predecessor management.

If the criteria described above are met, then all net sales of an acquired store, excluding those net sales before our acquisition of that store, are included for the period presented. However, when an acquired store is included for the period presented, the net sales of such acquired store for periods before its acquisition are included (to the extent relevant) for purposes of calculating "same stores sales growth" and illustrating the comparison between the applicable periods. Pre-acquisition net sales numbers are derived from the books and records of the acquired store, or acquired company in the case of RCC and Baskins, as prepared prior to the acquisition by the acquired store or acquired company and have not been independently verified by us.

In addition to retail store sales, same store sales also includes e-commerce sales, e-commerce shipping and handling revenue and actual retail store or e-commerce sales returns. We exclude gift card escheatment and our provision for sales returns and future award redemptions from our sales in deriving net sales per store.

As used in this prospectus, the term "same store sales growth" refers to the percentage change in our same store sales as compared to the prior comparable period.

We believe that same store sales and same store sales growth provide investors with helpful information about our operating performance. Some of our competitors and other retailers may calculate "same" or "comparable" store sales or "same" or "comparable" store sales growth differently than we do. As a result, data in this prospectus regarding our same store sales and same stores sales growth may not be comparable to similar data made available by our competitors and other retailers. In addition, data regarding same store sales and same store sales growth are not audited or reviewed by our independent registered public accounting firm.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. In this prospectus, we present these non-GAAP measures together with a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. See "Prospectus summary—Summary consolidated financial and other data" and "Selected consolidated financial data".

We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures that our management, board of directors and lenders use to assess our operating performance. We use EBITDA and Adjusted EBITDA as key performance measures because we believe that they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by the impact of variations from period to period in tax positions, interest expense and depreciation and amortization, as well as, in the case of Adjusted EBITDA, excluding non-cash expenses, such as non-cash stock-based compensation and the non-cash accrual for future award redemptions, and unusual or non-recurring costs and expenses that are not directly related to our operations, including recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or nonrecurring expenses. Because EBITDA and Adjusted EBITDA facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use EBITDA and Adjusted EBITDA (or some variations thereof) for business planning purposes, in calculating covenant compliance for our credit facilities, in determining incentive compensation for members of our management and in evaluating acquisition opportunities. In addition, we believe that EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of EBITDA and Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•
neither EBITDA nor Adjusted EBITDA reflects income tax expense or the cash requirements to pay our taxes;

•
neither EBITDA nor Adjusted EBITDA reflects our cash expenditures for capital equipment, leasehold improvements or other contractual commitments;

•
although depreciation and amortization are non-cash charges, and the assets being depreciated and amortized may have to be replaced in the future, neither EBITDA nor Adjusted EBITDA reflects capital expenditure requirements for such replacements;

•
neither EBITDA nor Adjusted EBITDA reflects the interest expense or the cash requirements necessary to service interest or principal payments under our credit facilities; and

•
neither EBITDA nor Adjusted EBITDA reflects changes in, or cash requirements for, our working capital needs.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures.

In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may or may not incur expenses similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA does not imply that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results, and not rely on any single financial measure.

v

 Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider in making your investment decision. Before investing in our common stock, you should read this entire prospectus carefully, including the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our company

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. With 155 stores in 24 states as of June 6, 2014, we have over twice as many stores as our nearest direct competitor, and believe we have the potential to grow our store base to at least 400 domestic locations. Our stores, which are typically freestanding or located in strip centers, average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. We target a broad and growing demographic, ranging from passionate western and country enthusiasts, to workers seeking dependable, high-quality footwear and clothing. We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers and, as a result, many of our customers make purchases in both the western and work wear sections of our stores. Our store environment, product offering and marketing materials represent the aesthetics of the true American West, country music and rugged, outdoor work. These threads are woven together in our motto, "Be True", which communicates the genuine and enduring spirit of the Boot Barn brand.

Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends. We carry market-leading assortments of boots, denim, western shirts, cowboy hats, belts and belt buckles, western-style jewelry and accessories. Our western assortment includes many of the industry's most sought-after brands, such as Ariat, Dan Post, Justin, Levi Strauss, Lucchese, Miss Me, Montana Silversmith, Resistol and Wrangler. Our work assortment includes rugged footwear, outerwear, overalls, denim and shirts for the most physically demanding jobs where durability, performance and protection matter, including safety-toe boots and flame-resistant and high-visibility clothing. Among the top work brands sold in our stores are Carhartt, Dickies, Timberland Pro and Wolverine. Our merchandise is also available on our e-commerce website, www.bootbarn.com.

Boot Barn was founded in 1978 and, over the past 36 years, has grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth, as evidenced by:

•
18 consecutive quarters of positive same store sales growth averaging 11.8% per quarter (see the diagram below);

•
store base expansion to 155 stores as of June 6, 2014 from 86 stores as of the end of fiscal 2012 through a combination of organic growth and strategic acquisitions;

•
an increase in net sales from $168.7 million to $345.9 million between fiscal 2012 and fiscal 2014, including our e-commerce sales, representing a 43.2% CAGR;

•
an increase in Adjusted EBITDA from $21.7 million to $40.3 million between fiscal 2012 and fiscal 2014, representing a 36.2% CAGR (see "—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income); and

•
an increase in net income from a net loss of $5.3 million to net income of $5.7 million between fiscal 2012 and fiscal 2014.

Quarterly same store sales growth
18 consecutive quarters of growth

For a description of the manner in which we calculate same store sales see "Same store sales" at the beginning of this prospectus.

Our competitive strengths

We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

Powerful lifestyle brand.    Our deep understanding of the western lifestyle enables us to create long-lasting relationships with our customers. Our brand is highly visible through our sponsorship of western events, which, in fiscal 2014, included 257 local community rodeos, 9 national rodeos and 89 other country and western events. We believe these grassroots marketing efforts make our brand synonymous with the western lifestyle, validate our brand's authenticity and establish Boot Barn as the trusted specialty retailer for all of our customers' everyday needs.

Largest and fastest growing specialty retailer of western and work wear in the U.S.    Our broad geographic footprint, which currently spans 24 states, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition. Over the past two fiscal years, we have grown our stores at a 32.9% CAGR.

Attractive, loyal customer base.    Our customers come to us for many aspects of their everyday footwear and clothing needs because of the breadth and availability of our product offering. Our loyalty program, B Rewarded, has grown rapidly since its inception in 2011, with approximately 2.0 million members as of June 6, 2014. Approximately 90% of our sales in fiscal 2014 were generated by customers who were already in our loyalty program or signed up to participate in our loyalty program at the time of their purchase.

Differentiated shopping experience.    We deliver a one-stop shopping experience that engages our customers and, we believe, fulfills their lifestyle needs. Our stores are designed to create an inviting and engaging experience and feature strong in-stock positions across our broad assortment of boots, apparel and accessories. Our knowledgeable store associates are passionate about our merchandise and deliver a high level of service to our customers. These elements help promote customer loyalty and drive repeat visits.

Compelling merchandise assortment and strategy.    We believe we offer a diverse merchandise assortment that features the most sought-after western and work wear brands, well-regarded niche brands and exclusive private brands across a range of boots, apparel and accessories. In fiscal 2014, the vast majority of our merchandise sales were at full price, which, we believe, demonstrates the strength of our brand and the less discretionary nature of our product offering.

Portfolio of exclusive private brands.    We have leveraged our scale, merchandising experience and customer knowledge to launch a portfolio of private brands exclusive to us, including Shyanne, Cody James, American Worker and BB Ranch. Our private brands offer high-quality western and work boots as well as apparel and accessories for men, ladies and kids and address product and price segments that we believe are underserved by third-party brands.

Versatile store model with compelling unit economics.    We have successfully opened and currently operate stores that generate strong cash flow, consistent store-level financial results and an attractive return on investment across a variety of geographies, markets, store sizes and location types. As of the end of fiscal 2014, all of our stores included in same store sales were profitable. Our new store model requires an average net cash investment of approximately $670,000 and targets an average payback period of less than three years.

Highly experienced management team and passionate organization.    Our senior management team has extensive experience across all key retail disciplines. With an average of approximately 25 years of experience in their respective functional areas, our senior management team has been instrumental in developing a robust and scalable infrastructure to support our growth. Our senior management team embraces the genuine and enduring qualities of the western lifestyle and has created a positive culture of enthusiasm and entrepreneurial spirit which is shared by team members throughout our entire organization. Our strong company culture is exemplified by the long tenure of our employees at all levels. For example, our district and regional managers have an average of eight years of service with us and our store managers have an average of more than five years of service with us, including the companies acquired by us.

Our growth strategies

We are pursuing several strategies to continue our profitable growth, including:

Expanding our store base.    Driven by our compelling store economics and based on an extensive internal analysis, we believe that we have the potential to grow our domestic store base from 155 stores as of

June 6, 2014 to at least 400 domestic locations. We currently plan to target new store openings in both existing markets and new, adjacent and underserved markets. Over the past several years, we have made significant investments in personnel, information technology, warehouse infrastructure and an e-commerce platform to support the expansion of our operations. We believe that we can grow our store base in the U.S. by at least 10% annually for the next several years.

Driving same store sales growth.    We believe that we can continue to grow our same store sales by increasing our brand awareness, driving additional traffic to our stores and increasing the amount of merchandise purchased by customers while visiting our stores. Our management team has launched several initiatives to accelerate growth, enhance our store associates' selling skills, drive store-level productivity and increase customer engagement through our loyalty program.

Enhancing brand awareness.    We intend to enhance our brand awareness and customer loyalty in a number of ways, such as continuing to grow our store base and our online and social media initiatives. We use broadcast media such as radio, television and outdoor advertisements, to reach customers in new and existing markets. We also have an effective social media strategy with high customer engagement, as evidenced by our Facebook fan base. According to Internet Retailer, we were ranked number one for having the fastest growing fan base of all merchants covered by their survey released in January 2014.(1) As of May 20, 2014, our Facebook fan base eclipsed 2.0 million fans.

Growing our e-commerce business.    We continue to make investments aimed at increasing traffic to our e-commerce website, which reached over 7.5 million visits in fiscal 2014, and increasing the amount of merchandise purchased by customers who visit our website, while improving the shopping experience for our customers. Since re-launching our e-commerce website with a new platform in fiscal 2011, our e-commerce sales have grown at a 38.2% CAGR. Our e-commerce business allows us to reach customers outside our geographic footprint, with 32.7% of our domestic e-commerce sales during fiscal 2014 being made to customers in states where we do not operate stores.

Increasing profitability.    Our ability to leverage our infrastructure and drive store-level productivity due to economies of scale is expected to be a primary driver of our improvement in profitability. We intend to continually refine our merchandise mix and increase the penetration of our private brands to help differentiate us from our competitors and achieve higher merchandise margins. We also expect to capitalize on additional economies of scale in purchasing and sourcing as we grow our geographic footprint and online presence.

Our market opportunity

We offer a variety of boots, apparel and accessories that are basics or necessities for our customers' daily lives. Many of our customers are employed in the agriculture, oil and gas, manufacturing and construction industries, and are often country and western enthusiasts. We believe that growth in the western segment has been and will continue to be driven by the growth of western events, such as rodeos, the popularity of country music and the continued strength of the western lifestyle. We believe that growth in the work wear segment has been and will continue to be driven by increased output and employment in the oil and gas industries, increasing activity in the construction sector and the return of domestic manufacturing. Additionally, government regulations for workplace safety have driven and, we believe, will continue to drive, sales in specific categories, such as safety-toe boots and flame-resistant and high-visibility clothing for various industrial and outdoor occupations.

(1)    Source: Stefany Moore, How Boot Barn uses Facebook to build a national brand, Internet Retailer (January 9, 2014), http://www.internetretailer.com/2014/01/09/how-boot-barn-uses-facebook-build-national-brand.

Risks associated with our business

We believe that our business strategy will continue to offer significant opportunities, but it also presents risks and challenges. These risks and challenges include, but are not limited to, the following:

•
there may be a decline in consumer spending or changes in consumer preferences;

•
we may not be able to effectively execute on our growth strategy, including our store growth plan;

•
we may not be able to maintain and enhance our strong brand image;

•
we may not compete effectively;

•
we may not be able to maintain good relationships with our key suppliers;

•
we may not be able to improve and expand our exclusive product offerings; and

•
there may be a substantial increase in product costs or general inflation.

See "Risk factors" for other important factors that could adversely impact our results of operations.

Our sponsor

Freeman Spogli & Co. is a private equity firm dedicated exclusively to investing and partnering with management in consumer-related and distribution companies in the U.S. Since its founding in 1983, Freeman Spogli & Co. has invested $3.3 billion of equity in 50 portfolio companies with aggregate transaction values of $20 billion. Freeman Spogli & Co. acquired its shares of our common stock in December 2011 in a transaction that we refer to as the Recapitalization. See "Management's discussion and analysis of financial condition and results of operations—Acquisitions, recapitalization and reorganization—Recapitalization". Following the completion of this offering, Freeman Spogli & Co. will beneficially own approximately         % of our outstanding common stock, or         % if the underwriters fully exercise their option to purchase additional shares. It is possible that the interests of Freeman Spogli & Co. may in some circumstances conflict with our interests and the interests of our other stockholders.

Our corporate information

Boot Barn Holdings, Inc. was formed in Delaware on November 17, 2011 as WW Top Investment Corporation to facilitate the Recapitalization. Our principal executive offices are located at 15776 Laguna Canyon Road, Irvine, California, 92618 and our telephone number is (949) 453-4400. Our website address is www.bootbarn.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Implications of being an emerging growth company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and

(2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
the option to report only two years of audited financial statements and to present management's discussion and analysis of financial condition and results of operations for only those two years;

•
exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

•
exemption from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act, which we refer to as the Dodd-Frank Act;

•
exemption from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and permission to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act; and

•
permission to provide a reduced level of disclosure concerning executive compensation and exemption from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

We have not taken advantage of certain of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do take advantage of any of these exemptions, we cannot predict if investors will find our common stock less attractive, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, for complying with new or revised accounting standards. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent developments

Amendments of credit facilities

On April 14, 2014, we amended our term loan credit facility with Golub Capital LLC, which we refer to as our term loan facility, to, among other things, allow for the dividend and related payments described below and increase our borrowings under that facility by approximately $30.8 million. On April 15, 2014, we also amended our revolving credit facility with PNC Bank, N.A., which we refer to as our revolving credit facility, to, among other things, permit the dividend and related payments described below and increase the base amount of commitments under that facility by $10.0 million, with an option, subject to certain terms and conditions, to increase those commitments by an additional $10.0 million. We refer to our term loan facility and our revolving credit facility, collectively, as our credit facilities. See

"Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt and other obligations—Our credit facilities".

Dividend and related payments and adjustments

On April 17, 2014, we paid a pro rata cash dividend of approximately $39.9 million in the aggregate to record holders of the outstanding shares of our common stock as of the record date of April 14, 2014. We also made a payment to holders of our outstanding vested stock options with exercise prices below the value of our common stock, for an aggregate payment to those option holders of approximately $1.4 million. These dividend and other payments were funded entirely from additional borrowings under our credit facilities. In addition, we reduced the per-share exercise price of each of our stock options outstanding as of the record date that were unvested by the per-share dividend amount. Those stock options will, upon vesting, be exercisable for 76,742 shares of our common stock. The payments made in respect of, and the decrease in the exercise price of, options were mandated by the antidilution provisions of our 2011 Equity Incentive Plan.

Reorganization

As of June 8, 2014, WW Top Investment Corporation held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. Boot Barn Holding Corporation held all of the outstanding shares of common stock of Boot Barn, Inc., which is our primary operating subsidiary. To simplify our organizational structure, we completed a reorganization on June 9, 2014, whereby WW Holding Corporation was merged with and into WW Top Investment Corporation and then Boot Barn Holding Corporation was merged with and into WW Top Investment Corporation. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of WW Top Investment Corporation, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation became holders of 5.0% of WW Top Investment Corporation. The legal name of WW Top Investment Corporation was subsequently changed to Boot Barn Holdings, Inc. For the convenience of the reader, except as the context otherwise requires, all information included in this prospectus is presented after giving effect to the reorganization.

 The offering

Common stock offered by us	Shares
Common stock offered by the selling stockholders	Shares
Common stock outstanding after this offering	Shares
The number of shares of our common stock outstanding after this offering is based on the assumptions outlined below.
Underwriters' option to purchase additional shares from the selling stockholders	Shares
Use of proceeds
We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares being sold by the selling stockholders, including any shares sold by the selling stockholders in connection with the underwriters' exercise of their option to purchase additional shares, although we will pay the expenses (other than underwriting discounts and commissions) associated with the sale of those shares.
We intend to use the net proceeds of this offering to repay a portion of our existing term loan facility, including applicable prepayment penalties and fees. See "Use of proceeds".
Risk factors	See "Risk factors" on page 14 and the other information in this prospectus for a discussion of factors you should carefully consider before you decide to invest in our common stock.

Dividend policy	We anticipate that we will retain all of our available funds to repay existing indebtedness and for use in the operation and expansion of our business for the foreseeable future. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion, legal requirements and other factors that our board of directors considers to be relevant. In addition, financial and other covenants in our credit facilities and in any credit facilities, debt instruments or other agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock. See "Dividend policy".
Proposed ticker symbol	"BOOT".

Unless otherwise indicated, information in this prospectus assumes:

•
an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus and

•
the underwriters have not exercised their option to purchase additional shares in this offering.

The number of shares outstanding immediately after this offering is based on 797,174 shares of common stock outstanding as of June 6, 2014 and excludes:

•
105,600 shares of our common stock issuable upon the exercise of options outstanding as of the date of this prospectus under our 2011 Equity Incentive Plan at a weighted average exercise price of $153.34; and

•
an additional                           shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan. See "Executive and director compensation".

 Summary consolidated financial and other data

The following tables summarize our consolidated financial and other data as of and for the periods indicated, as well as certain "as adjusted" financial data. We have derived the summary consolidated statement of operations data for the years ended March 31, 2012, March 30, 2013 and March 29, 2014 and the consolidated balance sheet data as of March 30, 2013 and March 29, 2014 from the audited consolidated financial statements included elsewhere in this prospectus.

The as adjusted consolidated balance sheet data as of March 29, 2014 is presented after giving effect to the offering contemplated by this prospectus and the application of the net proceeds received by us in the offering to repay outstanding indebtedness as described under "Use of proceeds", as though this offering and the application of net proceeds had occurred as of such date. The unaudited as adjusted financial data does not purport to represent what our results will be in future periods.

The consolidated statement of operations data and consolidated balance sheet data include the financial position, results of operations and cash flows of RCC and Baskins since their respective dates of acquisition in August 2012 and May 2013.

You should read the following summary consolidated financial and other data together with the sections of this prospectus titled "Use of proceeds", "Capitalization", "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended(1)
(in thousands, except per share data)	March 29, 2014		March 30, 2013		March 31, 2012

Consolidated statement of operations data:
Net sales		$345,868		$233,203	$168,696
Cost of goods sold		231,796		151,357	109,442
Amortization of inventory fair value adjustment		867		9,199	9,369

Total cost of goods sold		232,663		160,556	118,811

Gross profit		113,205		72,647	49,885
Operating expenses:
Selling, general and administrative expenses		91,998		62,609	40,914
Acquisition-related expenses(2)		671		1,138	10,363

Total operating expenses		92,669		63,747	51,277

Income (loss) from operations		20,536		8,900	(1,392)
Interest expense, net		11,594		7,415	5,126
Other income, net		39		21	75

Income (loss) before income taxes		8,981		1,506	(6,443)
Income tax expense (benefit)		3,321		826	(1,182)

Net income (loss)		$5,660		$680	$(5,261)

Net income (loss) attributed to non-controlling interest		283		34	(230)

Net income (loss) attributed to Boot Barn Holdings, Inc.		$5,377		$646	$(5,031)

Net income (loss) per share:
Basic shares		$7.10		$0.86
Diluted shares		$7.01		$0.86
Weighted average shares outstanding:
Basic shares		757		750
Diluted shares		767		750
As adjusted net income (loss) per share:(3)
Basic shares	$		$
Diluted shares	$		$
As adjusted weighted average shares outstanding:(3)
Basic shares
Diluted shares

	Fiscal year ended(1)
(in thousands, except selected store data)	March 29, 2014	March 30, 2013	March 31, 2012

Other financial data (unaudited):
EBITDA(4)	$28,704	$14,509	$996
Adjusted EBITDA(4)	$40,271	$28,933	$21,702
Capital expenditures	$11,400	$3,848	$2,753
Selected store data (unaudited):
Same store sales growth	6.7%	12.4%	18.1%
Stores operating at end of period	152	117	86
Total retail store square footage, end of period (in thousands)	1,642	1,082	814
Average store square footage, end of period	10,801	9,251	9,466
Average net sales per store (in thousands)(5)	$2,162	$1,861	$1,840

	As of
(in thousands)	March 29, 2014	As adjusted March 29, 2014(6)	March 30, 2013

Consolidated balance sheet data:
Cash and cash equivalents	$1,118	$	$1,190
Working capital	56,786		37,174
Total assets	291,863		224,282
Total debt	128,124		88,410
Stockholders' equity	84,575		77,624

(1)    We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. The data presented contain references to fiscal 2012, fiscal 2013 and fiscal 2014, which represent our fiscal years ended March 31, 2012, March 30, 2013 and March 29, 2014, respectively, all of which were 52-week periods. The results include the activities of RCC from August 2012 and Baskins from May 2013, their respective dates of acquisition. The period from April 3, 2011 to December 11, 2011, which is presented separately as the "Predecessor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 36 weeks. The period from December 12, 2011 to March 31, 2012, which is presented separately as the "Successor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 16 weeks. The Predecessor Period and the Successor Period have been combined and presented together as fiscal 2012. A presentation of these two periods in this manner is more reflective of how we assess the performance of our business and we believe that it facilitates comparisons of fiscal 2012 to our other fiscal years.

(2)    Represents costs incurred in connection with the acquisitions of RCC and Baskins, as well as the Recapitalization.

(3)    As adjusted per share data gives effect to (i) the sale by us of              shares of our common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds of this offering as described under "Use of proceeds", and (iii) the incremental number of shares, based on the assumed offering price of $              , that would have been required to be issued to generate sufficient proceeds to pay the portion of the dividend that exceeds earnings for fiscal 2014, in each case assuming such events occurred on March 29, 2014. Basic and diluted as adjusted net income per share consists of as adjusted net income divided by the basic and diluted as adjusted weighted average number of shares of common stock outstanding. As adjusted net income per share reflects the net decrease in interest expense of $              resulting from our intended repayment of debt under our credit facilities as described in "Use of proceeds". Interest expense is calculated as though we repaid a portion of our outstanding indebtedness under our credit facilities with the net proceeds from this offering on March 29, 2014.

(4)   EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures which our management, board of directors and lenders use to assess our operating performance. EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures. See "Non-GAAP financial measures" at the beginning of this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	March 31, 2012

EBITDA reconciliation:
Net income (loss)	$5,660	$680	$(5,261)
Income tax expense (benefit)	3,321	826	(1,182)
Interest expense, net	11,594	7,415	5,126
Depreciation and intangible asset amortization	8,129	5,588	2,313

EBITDA	28,704	14,509	996
Non-cash stock-based compensation(a)	1,291	787	99
Non-cash accrual for future award redemptions(b)	591	219	854
Recapitalization expenses(c)	—	—	10,363
Acquisition expenses(d)	671	1,138	—
Acquisition-related integration and reorganization costs(e)	6,167	2,061	—
Amortization of inventory fair value adjustment(f)	867	9,199	9,369
Loss on disposal of assets(g)	1,980	322	21
Other unusual or non-recurring expenses(h)	—	698	—

Adjusted EBITDA	$40,271	$28,933	$21,702

  (a)    Represents non-cash compensation expenses related to stock options granted to certain of our employees.

  (b)   Represents non-cash accrual for future award redemptions in connection with our customer loyalty program.

  (c)    Represents non-capitalized costs associated with the Recapitalization.

  (d)   Represents direct costs and fees related to the acquisitions of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

  (e)    Represents certain store integration, remerchandising and corporate consolidation costs incurred in connection with the integrations of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

  (f)    Represents the amortization of purchase-accounting adjustments that increased the value of inventory acquired to its fair value.

  (g)    Represents loss on disposal of assets in connection with the rebranding of RCC and Baskins acquired stores and store closures, as well as other costs.

  (h)   Represents professional fees and expenses incurred in connection with other acquisition activity.

(5)    Average net sales per store is calculated by dividing net sales for the applicable period by the number of stores operating at the end of the period. For the purpose of calculating net sales per store, e-commerce sales and certain other revenues are excluded from net sales.

(6)   As adjusted balance sheet data as of March 29, 2014 gives effect to (i) the sale by us of                                         sha res of our common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds of this offering as described under "Use of proceeds".

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to purchase shares of our common stock. If any of the following risks are realized, our business, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are immaterial, may also become important factors that adversely affect our business.

Risks related to our business

Our sales could be severely impacted by declines in consumer confidence and decreases in consumer spending or by changes in consumer preferences.

We depend upon consumers feeling confident about spending discretionary income on our products to drive our sales. Consumer spending may be adversely impacted by economic conditions, such as consumer confidence in future economic conditions, interest and tax rates, employment levels, salary and wage levels, general business conditions, the availability of consumer credit and the level of housing, energy and food costs. These risks may be exacerbated for retailers like us who focus on specialty footwear, apparel and accessories. Our financial performance is particularly susceptible to economic and other conditions in California and other western states where we have a significant number of stores. Our financial performance may also be susceptible to economic and other conditions relating to output and employment in the oil and gas industries, the construction sector, domestic manufacturing and the transportation and warehouse sectors because we believe that growth in these industries and sectors have driven the growth of our work wear business. In addition, our financial performance may be negatively affected if the popularity of the western and country lifestyle subsides, or if there is a general trend in consumer preferences away from boots and other western or country products in favor of another general category of footwear or attire. If this were to occur or if periods of decreased consumer spending persist, our sales could decrease, which could have a material adverse effect on our financial condition and results of operations.

Our continued growth depends upon successfully opening a significant number of new stores as well as integrating any acquired stores, and our failure to successfully open new stores or integrate acquired stores could negatively affect our business and stock price.

We have grown our store count rapidly in recent years, both organically and through strategic acquisitions of competing chains. However, we must continue to open and operate new stores to help maintain our revenue and profit growth. Our ability to successfully open and operate new stores is subject to a variety of risks and uncertainties, such as:

•
identifying suitable store locations, the availability of which is beyond our control;
•
obtaining acceptable lease terms;
•
sourcing sufficient levels of inventory;
•
selecting the appropriate merchandise to appeal to our customers;
•
hiring, training and retaining store employees;
•
assimilating new store employees into our corporate culture;

•
marketing the new stores' locations and product offerings effectively;
•
avoiding construction delays and cost overruns in connection with the build out of new stores;
•
managing and expanding our infrastructure to accommodate growth; and
•
integrating the new stores with our existing buying, distribution and other support operations.

Our failure to successfully address these challenges could have a material adverse effect on our financial condition and results of operations. We opened nine stores in fiscal 2014 and four stores in fiscal 2013. We currently plan to open at least 18 new stores in fiscal 2015. However, there can be no assurance that we will open the planned number of new stores in fiscal 2015 or thereafter, or that any such stores will be profitable. This expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause the financial performance of our existing stores to deteriorate. In addition, we currently plan to open some new stores within existing markets. Some of these new stores may open close enough to our existing stores that a segment of customers will stop shopping at our existing stores and instead shop at the new stores, causing sales and profitability at those existing stores to decline. If this were to occur with a number of our stores, this could have a material adverse effect on our financial condition and results of operations.

In addition to opening new stores, we may acquire stores. Acquiring and integrating stores involves additional risks that could adversely affect our growth and results of operation. Newly acquired stores may be unprofitable and we may incur significant costs and expenses in connection with any acquisition including in remerchandising and rebranding the acquired stores. Integrating newly acquired stores may divert our senior management's attention from our core business. Our ability to integrate newly acquired stores will depend on the successful expansion of our existing financial controls, distribution model, information systems, management and human resources and on attracting, training and retaining qualified employees.

Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customers. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics and employee training, which could adversely affect our cash flow and which may ultimately be unsuccessful. Furthermore, our brand image could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image and reputation. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers. Failure to successfully market and maintain our brand image in new and existing markets could harm our business, results of operations and financial condition.

Our failure to adapt to new challenges that arise when expanding into new geographic markets could adversely affect our ability to profitably operate those stores and maintain our brand image.

Our expansion into new geographic markets could result in competitive, merchandising, distribution and other challenges that are different from those we encounter in the geographic markets in which we currently operate. In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings and locations. Our suppliers may also restrict their sales to us in new markets to the extent they are already saturating that market with their products through other retailers or their own stores. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed, we may incur significant costs associated with closing those stores and our brand image may be negatively impacted.

We face intense competition in our industry and we may be unable to compete effectively.

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independents on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. However, we also compete with farm supply stores, online retailers and, to a lesser degree, mass merchants. Competition with some or all of these retailers could require us to lower our prices or risk losing customers. In addition, significant or unusual promotional activities by our competitors may force us to respond in-kind and adversely impact our operating cash flow. As a result of these factors, current and future competition could have a material adverse effect on our financial condition and results of operations.

Many of the mass merchants that sell some western or work wear products have greater financial, marketing and other resources than we currently do, and therefore may be able to devote greater resources to the marketing and sale of these products, generate national brand recognition or adopt more aggressive pricing policies than we can, which would put us at a competitive disadvantage if they decide to expand their offerings of these product lines. Moreover, we do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of some competitive advantages or special appeal that we might possess. In addition, most of our suppliers sell products to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of the product offerings that we believe are important in differentiating our stores and our customers' shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

We depend on cash generated from our existing store operations to support our growth, which could strain our cash flow.

We primarily rely on cash flow generated from existing stores to fund our current operations and our growth. It typically takes several months and a significant amount of cash to open a new store. For example, our new store model requires an average net cash investment of approximately $670,000. If we continue to open a large number of stores relatively close in time, the cost of these store openings and the cost of continuing operations could reduce our cash position. An increase in our net cash outflow for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business.

In addition, as we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, build out new store space, purchase inventory, pay personnel, pay for the increased costs associated with operating as a public company and, if necessary, further invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available from our existing or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned store openings. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose covenants that restrict our operations, and will require interest payments that would create additional cash demands and financial risk for us.

We have expanded rapidly in recent years and have limited operating experience at our current size.

We have significantly expanded our operations in the last three years, increasing our locations from 86 stores in eight states as of the end of fiscal 2012 to 155 stores in 24 states as of June 6, 2014. If our operations continue to grow, we will be required to expand our sales, marketing and support services and our administrative personnel, and we may decide to change our distribution model. This expansion could increase the strain on our existing resources, causing operational difficulties such as difficulties in hiring, obtaining adequate levels of merchandise, and delayed shipments and decreased levels of customer service. These difficulties could cause our brand image to deteriorate and lead to a decrease in our revenues and income and the price of our common stock.

Any significant change in our distribution model could initially have an adverse impact on our cash flows and results of operations.

During fiscal 2014, our suppliers shipped approximately 94% of our in-store merchandise units directly to our stores and approximately 46% of our e-commerce merchandise units directly to our e-commerce customers. In the future, as part of our long-term strategic planning, we may change our distribution model to increase the amount of merchandise that we self-distribute through a centralized distribution center. We recently hired a leading supply chain consulting firm to study our current network, supplier structure and likely sources of growth and to recommend an optimal distribution model for our future operations. Changing our distribution model to increase distributions from a centralized distribution center to our stores and customers would initially involve significant capital expenditures, which would increase our borrowings and interest expense or temporarily reduce the rate at which we open new stores. In addition, if we are unable to successfully integrate a new distribution model into our operations in a timely manner, our supply chain could experience significant disruptions, which could reduce our sales and adversely impact our results of operations.

If we fail to maintain good relationships with our suppliers or if our suppliers are unable or unwilling to provide us with sufficient quantities of merchandise at acceptable prices, our business and operations may be adversely affected.

Our business is largely dependent on continued good relationships with our suppliers, including suppliers for our third-party branded products and manufacturers for our private brand products. During fiscal 2014, merchandise purchased from our top three suppliers accounted for approximately 18%, 12% and 10% of our sales. We operate on a purchase order basis for our private brand and third-party branded merchandise and do not have long-term written agreements with our suppliers. Accordingly, our suppliers can refuse to sell us merchandise, limit the type or quantity of merchandise that they sell to us, enter into exclusivity arrangements with our competitors or raise prices at any time, which could have an adverse impact on our business. Deterioration in our relationships with our suppliers could have a material adverse impact on our business, and there can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, some of our suppliers sell products directly from their own retail stores or e-commerce websites, and therefore directly compete with us. These suppliers may decide at some point in the future to discontinue supplying their merchandise to us, supply us less desirable merchandise or raise prices on the products they do sell us. If we lose key suppliers and are unable to find alternative suppliers to provide us with substitute merchandise for lost products, our business may be adversely affected.

Our plans to improve and expand our exclusive product offerings may be unsuccessful, and implementing these plans may divert our operational, managerial, financial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

In addition to our store expansion strategy, we currently plan to grow our business by improving and expanding our exclusive product offerings, which includes introducing new brands and growing and expanding our existing brands. The principal risks to our ability to successfully carry out our plans to improve and expand our product offering are that:

•
introduction of new products may be delayed, which may allow our competitors to introduce similar products in a more timely fashion, which could hinder our ability to be viewed as the exclusive provider of certain western and work apparel brands and items;

•
the third-party suppliers of our exclusive product offerings may not maintain adequate controls with respect to product specifications and quality, which may lead to costly corrective action and damage to our brand image;

•
if our expanded exclusive product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease; and

•
implementation of these plans may divert our management's attention from other aspects of our business and place a strain on our operational, managerial, financial and administrative resources, as well as our information systems.

In addition, our ability to successfully improve and expand our exclusive product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences. These plans could be abandoned, cost more than anticipated and divert resources from other areas of our business, any of which could impact our competitive position and reduce our revenue and profitability.

Any inability to balance our private brand merchandise with the third-party branded merchandise that we sell may have an adverse effect on our net sales and gross margin.

Our private brand merchandise represented approximately seven percent of our net sales in fiscal 2014. Our private brand merchandise generally has a higher gross margin than the third-party branded merchandise that we offer. As a result, we intend to attempt to increase the penetration of our private brands in the future. However, carrying our private brands limits the amount of third-party branded merchandise we can carry and, therefore, there is a risk that our customers' perception that we offer many major brands will decline or that our suppliers of third-party branded merchandise may decide to discontinue supplying, or reduce the supply of, their merchandise. If this occurs, it could have a material adverse effect on net sales and profitability.

We purchase merchandise based on sales projections and our purchase of too much or too little inventory may adversely affect our overall profitability.

We must actively manage our purchase of inventory. We generally order our seasonal and private brand merchandise several months in advance of it being received and offered for sale. If there is a significant decrease in demand for these products or if we fail to accurately predict consumer demand, including by disproportionately increasing the penetration of our private brand merchandise, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income. Conversely, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand, thereby causing us to lose sales or adversely affecting our customer relationships. Any failure on our part to anticipate, identify and respond effectively to changing consumer demand and consumer shopping preferences could adversely affect our results of operations.

A rise in the cost of fabrics and raw materials or the cost of labor and transportation could increase our cost of merchandise and cause our results of operations and margins to decline.

Fluctuations in the price, availability and quality of fabrics and raw materials, such as cotton and leather, that our suppliers use to manufacture our products, as well as the cost of labor and transportation, could have adverse impacts on our cost of merchandise and our ability to meet our customers' demands. In particular, because key components of our products are cotton and leather, any increases in the cost of cotton or leather may significantly affect the cost of our products and could have an adverse impact on our cost of merchandise. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade risks and other international conditions.

Many of our private brand products are manufactured in foreign countries. In addition, we purchase most of our third-party branded merchandise from domestic suppliers that have a majority of their merchandise made in foreign countries. Some foreign countries can be, and have been, affected by political and economic instability, public health emergencies and natural disasters, negatively impacting trade. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to trade restrictions imposed by the U.S. or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our merchandise supply could be impacted if our suppliers' imports become subject to existing or future duties and quotas, or if our suppliers face increased competition from other companies for production facilities, import quota capacity or shipping capacity. Any increase in the cost of our merchandise or limitation on the amount of merchandise we are able to purchase could have a material adverse effect on our financial condition and results of operations.

In addition, there is a risk that our suppliers could fail to comply with applicable regulations, which could lead to investigations by U.S. or foreign government agencies responsible for international trade compliance. Resulting penalties or enforcement actions could delay future imports or exports or otherwise negatively affect our business.

If our suppliers and manufacturers fail to use acceptable labor or other practices, our reputation may be harmed, which could negatively impact our business.

We purchase merchandise from independent third-party suppliers and manufacturers. If any of these suppliers have practices that are not legal or accepted in the U.S., consumers may develop a negative view of us, our brand image could be damaged and we could become the subject of boycotts by our customers or interest groups. Further, if the suppliers violate labor or other laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. For example, much of our merchandise is manufactured in China and Mexico, which have different labor practices than the U.S. We do not independently investigate whether our suppliers are operating in compliance with all applicable laws and therefore we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning the suppliers' compliance with such laws. If our goods are manufactured using illegal or unacceptable labor practices in these countries, or other countries from which our suppliers source the products we purchase, our ability to supply merchandise for our stores without interruption, our brand image and, consequently, our sales may be adversely affected.

If we lose key management personnel our operations could be negatively impacted.

We depend upon the leadership and experience of our executive management team. If we are unable to retain existing management personnel who are critical to our success, it could result in harm to our supplier and employee relationships, the loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of any of our key management personnel could have a material adverse effect on our business and prospects, and could be viewed negatively by investors and analysts, which could cause the price of our common stock to decline. We may be unable to find qualified individuals to replace key management personnel on a timely basis, without incurring increased costs or at all. We do not intend to purchase key person life insurance covering any employee. If we lose the services of any of our key management personnel or we are unable to attract additional qualified personnel, we may be unable to successfully manage our business.

If we cannot attract, train and retain qualified employees, our business could be adversely affected.

Our success depends upon the quality of the employees we hire. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. Employees in many positions must have knowledge of our merchandise and the skill necessary to excel in a customer service environment. The turnover rate in the retail industry is typically high and finding qualified candidates to fill positions may be difficult. Our planned growth will require us to hire and train even more personnel. If we cannot attract, train and retain corporate employees, district managers, store managers and store associates with the qualifications we deem necessary, our ability to effectively operate and expand may be adversely affected. In addition, we rely on temporary and seasonal personnel to staff our distribution center. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

The concentration of our stores and operations in certain geographic locations subjects us to regional economic conditions and natural disasters that could adversely affect our business.

Our corporate headquarters and distribution center are in a single location in Irvine, California. If we encounter any disruptions to our operations at this building or if it were to shut down for any reason, including due to fire or other natural disaster, then we may be prevented from effectively operating our stores and our e-commerce business. Furthermore, the risk of disruption or shutdown at this building is greater than it might be if it were located in another region, as southern California is prone to natural disasters such as earthquakes and wildfires. Any disruption or shutdown at this location could significantly impact our operations and have a material adverse effect on our financial condition and results of operations.

In addition, most of the 155 stores that we operated as of June 6, 2014 were concentrated in the western U.S., with 78 of those stores located in Arizona, California and Texas. The geographic concentration of our stores may expose us to economic downturns in those states where our stores are located. For example, a recession in any area where we own several stores could adversely affect our ability to generate or increase operating revenues. Any negative impact upon or disruption to the operations of stores in these states could have a material adverse effect on our financial condition and results of operations.

We are required to make significant lease payments for our stores, corporate headquarters and distribution center, which may strain our cash flow.

We do not own any real estate. Instead, we lease all of our retail store locations as well as our corporate headquarters and distribution center. The store leases generally have a base lease term of five or 10 years, with multiple renewal periods of five years, on average, exercisable at our option. Many of our leases have early cancelation clauses which permit us to terminate the lease if certain sales thresholds are not met in certain periods of time. Our costs under these leases are a significant amount of our expenses and are growing rapidly as we expand the number of locations and the cost of leasing existing locations rises. In fiscal 2014, our total operating lease expense was $25.0 million, and we expect this amount to continue to increase as we open more stores. We are required to pay additional rent under many of our lease agreements based upon achieving certain sales thresholds for each store location. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees. Many of our lease agreements also contain provisions which increase the rent payments on a set time schedule, causing the cash rent paid for a location to escalate over the term of the lease. In addition, rent costs could escalate when multi-year leases are renewed at the expiration of their lease term. These costs are significant, recurring and increasing, which places a consistent strain on our cash flow.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities, and sufficient funds are not otherwise available to us from borrowings under our existing revolving credit facility, future credit facilities or from other sources, we may be unable to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. We may fail to identify suitable store locations, the availability of which is beyond our control, to replace such closed stores. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. For example, in fiscal 2015, 11 of our 155 store leases will expire and will not be subject to renewal at our option. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

We may be unable to maintain same store sales or net sales per square foot, which may cause our results of operations to decline.

The investing public may use same store sales or net sales per square foot projections or results, over a certain period of time, such as on a quarterly or yearly basis, as an indicator of our profitability growth. See "Same store sales". Our same store sales can vary significantly from period to period for a variety of reasons, such as the age of stores, changing economic factors, unseasonable weather, pricing, the timing of the release of new merchandise and promotional events and increased competition. These factors could cause same store sales or net sales per square foot to decline period to period or fail to grow at expected rates, which could adversely affect our results of operations and cause the price of our common stock to be volatile during such periods.

If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.

We rely upon our management information systems in almost every aspect of our daily business operations. For example, our management information systems serve an integral part in enabling us to order merchandise, process merchandise at our distribution center and retail stores, perform and track sales transactions, manage personnel, pay suppliers and employees, operate our e-commerce business and report financial and accounting information to management. In addition, we rely on our management information systems to enable us to leverage our costs as we grow. If our management information systems fail to operate or are unable to support our growth, our store operations and e-commerce business could be severely disrupted, and we could be required to make significant additional expenditures to remediate any such failure.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers. Relying on these third-party delivery services puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. If we are forced to use other delivery services, our costs could increase and we may be unable to meet shipment deadlines. Moreover, we may be unable to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. These circumstances may negatively impact our financial condition and results of operations.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of Internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or the brands that we sell may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores and merchandise.

We also use social medial platforms as marketing tools. For example, we maintain Facebook, Instagram and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Our e-commerce business subjects us to numerous risks that could have an adverse effect on our results of operations.

Our e-commerce business and its continued growth subject us to certain risks that could have an adverse effect on our results of operations, including:

•
diversion of traffic from our stores;

•
liability for online content;

•
government regulation of the Internet; and

•
risks related to the computer systems that operate our e-commerce website and related support systems, including computer viruses, electronic data theft and similar disruptions.

In addition, as we expand our e-commerce operations, we face the risk of increased losses from credit card fraud. We do not carry insurance against the risk of credit card fraud, so under current credit card practices, we may be liable for fraudulent credit card transactions even though the associated financial institution has approved payment of the orders. If we are unable to deter or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our net income could be reduced.

A breach of our e-commerce security measures could also reduce demand for our services.

Our sales can significantly fluctuate based upon shopping seasons, which may cause our operating results to fluctuate disproportionately on a quarterly basis.

Because of a traditionally higher level of sales during the Christmas shopping season, our sales are typically higher in the third fiscal quarter than they are in the other fiscal quarters. We also incur significant additional costs and expenses during our third fiscal quarter due to increased staffing levels and higher purchase volumes. Accordingly, the results of a single fiscal quarter should not be relied on as an indication of our annual results or future performance. In addition, any factors that harm our third fiscal quarter operating results could have a disproportionate effect on our results of operations for the entire fiscal year.

We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable or extreme weather could negatively impact our sales, financial condition and results of operations.

We buy and stock merchandise for sale based upon expected seasonal weather patterns. If we encounter unseasonable weather, such as warmer winters or cooler summers than would be considered typical, these weather variations could cause some of our merchandise to be inconsistent with what consumers wish to purchase, causing our sales to decline. In addition, weather conditions affect the demand for our products, which in turn has an impact on prices. In past years, weather conditions, including unseasonably warm weather in winter months, and extreme weather conditions, including snow and ice storms, flood and wind damage, hurricanes, tornadoes, extreme rain and droughts, have affected our sales and results of operations both positively and negatively. Furthermore, extended unseasonable weather conditions in the western U.S., particularly in California, will likely have a greater impact on our sales because of our store concentration in that region. Our strategy is to remain flexible and to react to unseasonable and extreme weather conditions by adjusting our merchandise assortments and redirecting inventories to stores affected by the weather conditions. Should such a strategy not be effective, unseasonable or extreme weather may have a material adverse effect on our financial condition and results of operations.

If we fail to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that we partner with is impaired, our business may suffer.

A principal component of our marketing program is to partner with well-known country music artists and other celebrities for sponsorship and endorsement arrangements. Although we have partnered with several well-known celebrities in this manner, some of these persons may not continue their endorsements, may not continue to succeed in their fields or may engage in activities which could bring disrepute on themselves and, in turn, on us and our brand image and products. We also may not be able to attract and partner with new celebrities that may emerge in the future. Competition for endorsers is significant and adverse publicity regarding us or our industry could make it more difficult to attract and retain endorsers. Any of these failures by us or the celebrities that we partner with could adversely affect our business and revenues.

Our internal operations or management information systems could be disrupted by system security failures or by the failure of, or lack of access to, our Enterprise Resource Planning system. These disruptions could negatively impact our sales, increase our expenses, harm our reputation and cause the price of our common stock to decline.

Hackers, computer programmers and internal users may be able to penetrate our network security and create system disruptions, cause shutdowns and misappropriate our confidential information or that of our employees and third parties, including our customers. Therefore, we could incur significant expenses addressing problems created by security breaches to our network. This risk is heightened because we collect and store customer information for marketing purposes, as well as debit and credit card information. We must, and do, take precautions to secure customer information and prevent unauthorized access to our database of confidential information. However, if unauthorized parties, including external hackers or computer programmers, gain access to our database, they may be able to steal this confidential information. Our failure to secure this information could result in costly litigation, adverse publicity or regulatory action, or result in customers discontinuing the use of debit or credit cards in our stores, or customers not shopping in our stores or on our e-commerce website altogether. These consequences could have a material adverse effect on our financial condition and results of operations. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks and defects in software and hardware and to address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

We operate our Enterprise Resource Planning system on a software-as-a-service platform, and we use this system for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. Accordingly, we depend on this system, and the third-party provider of this service, for many aspects of our operations. If this service provider or this system fails, or if we are unable to continue to have access to this system on commercially reasonable terms, or at all, our operations would be severely disrupted until an equivalent system could be identified, licensed or developed, and integrated into our operations. This disruption would have a material adverse effect on our business.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. Our name, logo, domain name and our private brands and other intellectual property are valuable assets that differentiate us from our competitors. We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws to establish and protect our intellectual property rights, but the steps taken by us to protect our proprietary rights may be inadequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. Additional obstacles may arise as we expand our product lines and geographic scope. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. The unauthorized use or misappropriation of our intellectual property or our failure to protect our intellectual property rights could damage our brand image and the goodwill we have created, which could cause our sales to decline.

We have not registered any of our intellectual property outside of the U.S. and cannot prohibit other companies from using our trademarks in foreign countries. Use of our trademarks in foreign countries could negatively impact our identity in the U.S. and cause our sales to decline.

We may be subject to liability if we, or our suppliers, infringe upon the intellectual property rights of third parties.

We may be subject to claims that our activities or the products that we sell infringe upon the intellectual property rights of others. Any such claims can be time consuming and costly to defend, and may divert our management's attention and resources, even if the claims are meritless. If we were to be found liable for any such infringement, we could be required to enter into costly settlements or license agreements and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments that we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We purchase merchandise from suppliers that may be subject to design copyrights or design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our suppliers for sale to our customers, and we do not independently investigate whether these suppliers legally hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a supplier, or if we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or supplier is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

The terms of our credit facilities may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit facilities contain, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which may include limitations on our ability to, among other things:

•
incur additional indebtedness;
•
create liens on assets;
•
engage in mergers or consolidations;
•
sell assets;
•
make investments, loans or advances;
•
make certain acquisitions;
•
engage in certain transactions with affiliates;
•
authorize or pay dividends;
•
change our line of business or fiscal year; and
•
make capital expenditures.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores. Our ability to comply with these covenants and other provisions in our credit facilities and any future credit facilities or debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our credit facilities and any future credit facilities or debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our credit facilities and any future credit facilities or debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our credit facilities and any future credit facilities or debt instruments were to be accelerated, it would have a material adverse effect on our future financial condition.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

Our business is characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections, each of which exposes us to a higher risk of consumer litigation than companies operating in other industries. From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, compliance with the Americans with Disabilities Act of 1990, footwear, apparel and accessory safety standards, security of customer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

Union attempts to organize our employees could negatively affect our business.

Currently, none of our employees are represented by a union. However, if some or all of our workforce were to unionize and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations. Responding to unionization attempts may distract management and our workforce. Any of these changes could adversely affect our business, financial condition, results of operations or cash flows.

Violations of or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally, that govern the importation, promotion and sale of merchandise and that regulate the operation of stores and warehouse facilities. If these regulations were violated by our management, employees or suppliers, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

Similarly, changes in laws could make operating our business more expensive or require us to change the way we do business. For example, changes in laws related to employee health care, hours, wages, job classifications and benefits could significantly increase operating costs. In addition, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to foresee regulatory changes impacting our business and our actions needed to respond to changes in the law could be costly and may negatively impact our operations.

Health care reform could adversely affect our business.

The enacted Patient Protection and Affordable Care Act, as well as other health care reform legislation considered by Congress and state legislatures, could significantly impact our health care cost structure and increase our health care-related expenses. We expect that we will be required to modify our programs and operations in future fiscal years as a result of health care reform legislation. If we cannot effectively modify our programs and operations in response to the new legislation, our results of operations, financial condition and cash flows may be adversely impacted.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.

We have made strategic acquisitions in the past and may in the future consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments. The success of such a transaction is based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors relating to the respective business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may be unable to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

Terrorism or civil unrest could negatively affect our business.

Terrorist attacks, threats of terrorist attacks or civil unrest involving public areas could cause people to avoid visiting some areas where our stores are located. Further, armed conflicts or acts of war throughout the world may create uncertainty, causing consumers to spend less on discretionary purchases, including on footwear, apparel and accessories, or disrupt our ability to obtain merchandise for our stores. Such decreases in consumer spending or disruptions in our ability to obtain merchandise would likely decrease our sales and materially adversely affect our financial condition and results of operations.

If our goodwill becomes impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill. Our goodwill balance as of March 29, 2014 of $93.1 million was generated by the initial acquisition of Boot Barn Holding Corporation and the subsequent acquisitions of RCC and Baskins. We test goodwill for impairment at least annually or more frequently if indicators of impairment exist. Goodwill is considered to be impaired when the net book value of an intangible asset exceeds its estimated fair value. No impairment losses have been recorded in the consolidated financial statements included elsewhere in this prospectus and we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions that we use to calculate long-lived asset impairment losses. However, an impairment of a significant portion of our goodwill could materially adversely affect our financial condition and results of operations.

Risks related to this offering and ownership of our common stock

The price of our common stock may be volatile and may decline in value.

The market for specialty retail stocks can be highly volatile. As a result, the market price of our common stock is likely to be volatile and investors may experience a decrease in the value of our common stock, which may be unrelated to our operations. The price of our common stock could fluctuate significantly in response to a number of factors, as discussed elsewhere in this "Risk factors" section and such as those listed below:

•
variations in our quarterly or annual financial results and operating performance and the performance of our competitors;

•
publication of research reports or recommendations by securities or industry analysts about us, our competitors or our industry, or a lack of such securities analyst coverage;

•
our failure or our competitors' failure to meet analysts' projections or guidance;

•
ratings downgrades by any securities analysts who follow our common stock;

•
our levels of same store sales;

•
sales or anticipated sales of large blocks of our common stock;

•
changes to our management team;

•
regulatory developments negatively affecting our industry;

•
changes in stock market valuations of our competitors;

•
the development and sustainability of an active trading market for our common stock;

•
the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
the performance and successful integration of any new stores that we open or acquire;

•
actions by competitors;

•
announcements by us or our competitors of new product offerings or significant acquisitions;

•
short selling of our common stock by investors;

•
limited "public float" in the hands of a small number of persons whose sales or lack of sales of our common stock could result in positive or negative pricing pressure on the market price for our common stock;

•
fluctuations in the stock markets generally; and

•
changes in general market and economic conditions.

Further, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. The threat or filing of class action litigation could cause the price of our common stock to decline.

We will initially be controlled by Freeman Spogli & Co., which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our common stock to decline.

Upon the completion of this offering, Freeman Spogli & Co. will control approximately              % of the total voting power of our outstanding common stock, assuming no exercise by the underwriters of their option to purchase additional shares of common stock in this offering. As a result, Freeman Spogli & Co. is in a position to dictate the outcome of any corporate actions requiring stockholder approval, including the election of directors and mergers, acquisitions and other significant corporate transactions. Freeman Spogli & Co. may delay or prevent a change of control from occurring, even if the change of control would benefit our stockholders. It is also possible that the interests of Freeman Spogli & Co. may in some circumstances conflict with our interests and the interests of our stockholders. This ownership concentration may adversely impact the trading of our common stock because of a perceived conflict of interest that may exist, thereby depressing the value of our common stock.

Our certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities identified by or presented to Freeman Spogli & Co.

Freeman Spogli & Co. and its affiliates are in the business of providing capital to growing companies, and they may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our certificate of incorporation provides that Freeman Spogli & Co. and its affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in our line of business or (2) doing business with any of our customers or suppliers. In the event that Freeman Spogli & Co. or its affiliates (other than in the capacity as one of our officers or directors) acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, then Freeman Spogli & Co. does not have any duty to communicate or offer such business opportunity to us and may take any such opportunity for itself or offer it to another person. Our certificate of incorporation also provides that Freeman Spogli & Co. and its officers, directors and employees will not be liable to us or to any of our stockholders for breach of any fiduciary or other duty by engaging in any such activity and we will waive and renounce any claim based on such activity. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive business opportunities are allocated by Freeman Spogli & Co. to itself or its other affiliates instead of to us. The terms of our certificate of incorporation are more fully described in "Description of capital stock—Corporate opportunity".

We will initially be a "controlled company" within the meaning of the                                             rules, and, as a result, we may rely on exemptions from certain corporate governance requirements. You will not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.

As long as Freeman Spogli & Co. continues to control more than 50% of the total voting power of our common stock, we will be considered a "controlled company" under the                                         co rporate governance listing standards. As a controlled company, we will be exempt from the obligation to comply with certain                                          corporate governance requirements, including the following:

•
that a majority of our board of directors consist of independent directors, as defined under the rules of the                                          ;

•
that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
that there be an annual performance evaluation of our corporate governance and nominating committee and compensation committee.

Although we intend to comply with these listing requirements even though we will be a controlled company, there is no guarantee that we will not take advantage of these exemptions in the future. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the                                         co rporate governance requirements.

There has been no public market for our common stock and an active trading market for our common stock may never develop following the offering.

Prior to this offering, there has been no public market for our common stock and we cannot guarantee that an active trading market will develop or be sustained after the offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your common stock at a favorable price or at all. We cannot predict the future value of our common stock. The initial public offering price will be based upon negotiations between us and the underwriters and may not bear any relationship to the market price of our common stock after this offering. As a result, the value of our common stock may decline below the initial public offering price, based upon the market for our common stock or changes in our financial condition or results of operations, and you may be unable to resell your shares of our common stock at or above the initial public offering price.

Future sales of our common stock by existing stockholders could cause the price of our common stock to decline.

The market price for our common stock may decline as a result of sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales might occur. Upon the completion of this offering, we will have                                         s hares of common stock outstanding, excluding 105,600 shares of common stock issuable upon the exercise of outstanding stock options. All of these shares, other than the                                         sh ares held by                                         , will be freely tradable without restriction under the Securities Act. The shares held by                                          and our directors, officers and their affiliates are restricted securities under the Securities Act, and may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Each of our executive officers and directors and the selling stockholders have agreed, subject to certain exceptions, to be bound by a lock-up agreement that prevents us and them from selling or transferring shares of our common stock during the 180-day period following this offering. However, these shares will be freely tradable, subject to the limitations of Rule 144, in the public markets after the expiration of the lock-up period, which could depress the value of our common stock. Moreover, J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC may, in their sole discretion, release any of the shares held by our executive officers or directors or other current stockholders from the restrictions of the lock-up agreement at any time without notice, which would allow the immediate sale of these shares in the market, subject to the limitations of Rule 144. See "Underwriting".

Anti-takeover provisions in our corporate organizational documents and credit facilities and under Delaware law may delay, deter or prevent a takeover of us and the replacement or removal of our management, even if such a change of control would benefit our stockholders.

The anti-takeover provisions under Delaware law, as well as the provisions contained in our corporate organizational documents, may make an acquisition of us more difficult. For example:

•
our certificate of incorporation includes a provision authorizing our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock and make it more difficult for a stockholder to acquire us;

•
our certificate of incorporation provides that director vacancies can only be filled by an affirmative vote of a majority of directors then in office;

•
our bylaws require advance notice of stockholder proposals and director nominations;

•
our certificate of incorporation provides that our board of directors may amend, modify or repeal our bylaws without stockholder approval;

•
our bylaws do not permit our stockholders to act by written consent without a meeting unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock;

•
our certificate of incorporation contains a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors, officers or employees must be brought exclusively in the Court of Chancery of the State of Delaware;

•
our bylaws do not permit our stockholders to call special meetings; and

•
the General Corporation Law of the State of Delaware, or the DGCL, may prevent any stockholder or group of stockholders owning at least 15% of our common stock from completing a merger or acquisition of us.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire control of us. Specifically under our term loan facility a fee is payable in connection with a mandatory prepayment on a change of control. In addition, each of our credit facilities provides that a change of control constitutes an event of default under that credit facility and would permit the lenders under such credit facility to declare the indebtedness to be immediately due. Our future debt agreements may contain similar provisions. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and credit facilities, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price that investors are willing to pay in the future for shares of our common stock.

Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting. These errors may cause a loss of investor confidence and result in a decline in the price of our common stock.

Our public company reporting obligations and our anticipated growth will likely strain our financial and management systems, internal controls and employees. In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, we are required to finish documenting and testing our internal controls so that our management can certify the effectiveness of our internal controls over financial reporting by the time our annual report for fiscal 2016 is due and annually thereafter.

We are currently taking the necessary steps to comply with Section 404. However, this process is time consuming and costly. If, during this process, we identify one or more material weaknesses in our internal controls, it is possible that our management may be unable to certify that our internal controls are effective by the certification deadline. We cannot be certain we will be able to successfully complete the implementation and certification requirements of Section 404 within the time period allowed.

Moreover, if we identify any material weaknesses or deficiencies that aggregate to a material weakness in our internal controls, we will have to implement appropriate changes to these controls, which may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting, legal and other personnel, entail substantial costs to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in us being subject to regulatory action and a loss of investor confidence in the reliability of our financial statements, both of which in turn could cause the market value of our common stock to decline and affect our ability to raise capital.

We will incur significant expenses as a result of being a publicly traded company, which would negatively impact our earnings.

As a public company we expect to incur significant incremental legal, accounting, insurance and other expenses. Compliance with the Sarbanes-Oxley Act and the rules implemented by the SEC and the stock exchanges requires changes to our corporate governance practices that did not apply to us before becoming a public company. In addition, the reporting requirements of the Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our compliance with these laws, rules and regulations has increased, and will continue to increase, our expenses, including legal and accounting costs, and has made, and will continue to make, some of our operations more costly and time consuming. In addition, it may also be more difficult for us to find and retain qualified persons to serve on our board of directors or as executive officers. Further, any additional expenses in legal, accounting, insurance and other related expenses could reduce our earnings and have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research and reports or publish inaccurate or unfavorable research and reports about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us following this offering, the trading price for our common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the price of our common stock and trading volume to decline.

We do not currently intend to pay cash dividends on our common stock, which may make our common stock less desirable to investors and decrease its value.

We intend to retain all of our available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations and liquidity, legal requirements and restrictions that may be imposed by the terms of our credit facilities and in any future financing instruments. Therefore, you may only receive a return on your investment in our common stock if the market price increases above the price at which you purchased it, which may never occur. See "Dividend policy".

You will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $              per share based on an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our net tangible book value immediately after this offering. This dilution arises because purchasers of our common stock in this offering will pay a price per share that is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock immediately after this offering. See "Dilution".

We will take advantage of the reduced disclosure requirements applicable to "emerging growth companies", which may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an "emerging growth company", it will, among other things:

•
be permitted to report only two years of audited financial statements and to present management's discussion and analysis of financial condition and results of operations for only those two years;

•
be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal controls over financial reporting;

•
be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Act;

•
be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

•
be permitted to provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

If we remain an emerging growth company, we may take advantage of these exemptions. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock. Also, as a result of our intention to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company, our financial statements may not be comparable to companies that fully comply with regulatory and reporting requirements upon the public company effective dates.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to, by way of example and without limitation, our financial condition, liquidity, profitability, results of operations, margins, plans, objectives, strategies, future performance, business and industry. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "might", "will", "could", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events, but not all forward-looking statements contain these identifying words. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. We believe the risks attending any forward-looking statements include, but are not limited to, those described under "Risk factors" and include, among other things:

•
declines in consumer confidence and decreases in consumer spending or changes in consumer preferences;

•
our ability to successfully open a significant number of new stores and adapt to the preferences of new geographic markets in which those stores open;

•
our ability to maintain and enhance a strong brand image;

•
our ability to attract customers in the various retail venues and geographic markets in which our stores are currently located or in which we may open stores in the future;

•
our ability to compete effectively in an environment of intense competition;

•
our ability to generate adequate cash from our existing stores to support our growth;

•
our ability to effectively adapt to our rapid expansion in recent years and our planned future expansion;

•
our ability to successfully integrate any new distribution model into our operations;

•
our dependence on third-party suppliers to provide us with sufficient quantities of merchandise at acceptable prices;

•
our ability to improve and expand our exclusive product offerings;

•
our ability to balance our private brand merchandise with third-party branded merchandise;

•
price reductions or inventory shortages resulting from failure to purchase the appropriate amount of inventory in advance of the season in which it will be sold;

•
increases in the costs of fabrics, raw materials, labor or transportation;

•
failure of our suppliers and their manufacturing sources to use acceptable labor or other practices;

•
our inability to hire or retain key executive management and other talent required for our business;

•
failure of our management information systems to support our current and growing business;

•
our reliance upon third-party transportation providers for our e-commerce merchandise shipments;

•
risks relating to our e-commerce website, such as diversion of traffic from our stores, liability for online content and government regulation of the Internet;

•
disruptions in our internal operations or management information systems due to system security failures;

•
litigation costs and the outcomes of litigation;

•
the impact of changes in or violations of laws or regulations;

•
our ability to manage strategic transactions that may impact our liquidity, increase our expenses and distract our management; and

•
the possibility that our goodwill might become impaired.

We derive many of our forward-looking statements from our current operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. For these reasons, we caution readers not to place undue reliance on these forward-looking statements.

See "Risk factors" for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

 Use of proceeds

We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $               million, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $              increase or decrease in the assumed initial public offering price of $              per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated the underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares being sold by the selling stockholders, including any shares sold by the selling stockholders in connection with the underwriters' exercise of their option to purchase additional shares, although we will pay the expenses (other than underwriting discounts and commissions) associated with the sale of those shares.

We intend to use all of the net proceeds from this offering to repay a portion of our existing term loan facility, including applicable prepayment penalties and fees, in the amount of approximately $          million. Our term loan facility matures on May 31, 2019 and bears interest at LIBOR or at a base rate, plus an applicable margin. The applicable margin rate is 5.75% with respect to a LIBOR loan and 4.75% with respect to a base rate loan. On April 14, 2014, we amended our term loan facility to, among other things, increase our borrowings under that facility by approximately $30.8 million. We used the net proceeds from those additional borrowings to fund a portion of the $39.9 million dividend that was paid to our stockholders on April 17, 2014. See "Prospectus summary—Recent developments". As of June 6, 2014, there were $130.0 million in borrowings under this facility. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt and other obligations—Our credit facilities".

Dividend policy

On April 17, 2014, we paid a special pro rata cash dividend of approximately $39.9 million in the aggregate to record holders of the outstanding shares of our common stock as of the record date of April 14, 2014. See "Prospectus summary—Recent developments—Dividend and related payments and adjustments". However, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds to repay existing indebtedness and for use in the operation and expansion of our business.

Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion, legal requirements and other factors that our board of directors considers to be relevant. In addition, financial and other covenants in our credit facilities and in any credit facilities, debt instruments or other agreements that we enter into in the future may restrict our ability to pay cash dividends on our common stock. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt and other obligations—Our credit facilities". As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

 Capitalization

The table below sets forth our cash and cash equivalents and capitalization as of March 29, 2014, as follows:

•
on an actual basis; and

•
on an as adjusted basis to give effect to (i) the sale by us of                                         sha res of our common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds of this offering as described under "Use of proceeds", and (iii) the incremental number of shares, based on the assumed offering price of $         , that would have been required to be issued to generate sufficient proceeds to pay the portion of the dividend that exceeds earnings for fiscal 2014.

You should read the information in this table together with "Use of proceeds", "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of March 29, 2014
(in thousands)	Actual	As adjusted(1)

		(unaudited)

Cash and cash equivalents	$1,118

Debt:
Revolving credit facility(2)	28,624
Term loan facility	99,500

Total debt	128,124
Stockholders' equity:
Common stock, $0.001 par value; 1,500,000 shares authorized, 757,174 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	1
Additional paid-in capital	78,835
Retained earnings	1,652
Noncontrolling interest	4,087

Total stockholders' equity	84,575

Total capitalization	$212,699

(1)    Each $              increase or decrease in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital and total stockholders' equity by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of $1.0 million in the number of shares of common stock offered by us would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital and total stockholders' equity by approximately $     million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)    As of June 6, 2014, a total of $45.5 million was outstanding under our revolving credit facility.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book value per share or deficit per share of our common stock after giving effect to this offering. Net tangible book value or deficit per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value or deficit per share of our common stock after giving effect to this offering.

Our net tangible book deficit as of                                         , 2014 was $               million, or $              per share (based on              shares of common stock outstanding immediately prior to this offering). After giving effect to (i) the sale of the                                         sh ares of common stock offered by us, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions of $               million and estimated net offering expenses of $               million payable by us, (ii) the application of the estimated net proceeds from this offering as described under "Use of proceeds" and (iii) the incremental number of shares, based on the assumed offering price of $         , that would have been required to be issued to generate sufficient proceeds to pay the portion of the dividend that exceeds earnings for fiscal 2014, our net tangible book deficit, as adjusted, as of March 29, 2014, would have been approximately $               million, or $               per share. This represents an immediate increase in net tangible book value of $              per share to our existing stockholders and an immediate dilution of $              per share to new investors.

The following table illustrates this dilution.

Assumed initial public offering price per share		$

Net tangible book deficit per share as of , 2014	$

Increase in net tangible book value per existing share attributable to this offering

Net tangible book deficit per share as of , 2014, as adjusted

Dilution per share to new investors		$

The following table summarizes, as of March 29, 2014, and as adjusted for this offering, the difference between our existing stockholders and new investors with respect to the number of shares of common stock issued in this offering, and the total consideration paid and the average price paid per share. The table assumes an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	Shares purchased		Total consideration
Average price per share
	Number	Percent	Amount	Percent

Existing stockholders
New investors in this offering

Total

The foregoing discussion and tables do not give effect to shares of our common stock that the selling stockholders will sell if the underwriters exercise their option to purchase up to                                          additional shares of common stock in this offering.

Assuming no change in the number of shares of common stock offered by us as set forth on the cover page of this prospectus, a $              increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value or deficit by approximately $               million, or $              per share, and the dilution per share to investors in this offering by approximately $              per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares of common stock we are offering. A                                           million increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value or deficit by approximately $               million, or $              per share, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the dilution per share to investors in this offering by approximately $              per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full, the number of shares of our common stock held by new investors would increase to                            , or approximately         % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by our existing stockholders would decrease to                                         sha res, or approximately         % of the total number of shares of our common stock outstanding after this offering.

The as adjusted information discussed above is illustrative only.

Selected consolidated financial data

The following tables present our selected consolidated financial and other data as of and for the periods indicated, as well as certain "as adjusted" financial data. We have derived the selected consolidated statement of operations data for the years ended March 31, 2012, March 30, 2013 and March 29, 2014 and the consolidated balance sheet data as of March 30, 2013 and March 29, 2014 from the audited consolidated financial statements included elsewhere in this prospectus.

The as adjusted consolidated balance sheet data as of March 29, 2014 is presented after giving effect to the offering contemplated by this prospectus and the application of the net proceeds received by us in the offering to repay outstanding indebtedness as described under "Use of proceeds", as though this offering and the application of net proceeds had occurred as of such date. The unaudited as adjusted financial data does not purport to represent what our results will be in future periods.

The consolidated statement of operations data and consolidated balance sheet data include the financial position, results of operations and cash flows of RCC and Baskins since their respective dates of acquisition in August 2012 and May 2013.

You should read the following selected consolidated financial and other data together with the sections of this prospectus titled "Use of proceeds", "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended(1)
(in thousands, except per share)	March 29, 2014		March 30, 2013		March 31, 2012

Consolidated statement of operations data:
Net sales		$345,868		$233,203	$168,696
Cost of goods sold		231,796		151,357	109,442
Amortization of inventory fair value adjustment		867		9,199	9,369

Total cost of goods sold		232,663		160,556	118,811

Gross profit		113,205		72,647	49,885
Operating expenses:
Selling, general and administrative expenses		91,998		62,609	40,914
Acquisition-related expenses(2)		671		1,138	10,363

Total operating expenses		92,669		63,747	51,277

Income (loss) from operations		20,536		8,900	(1,392)
Interest expense, net		11,594		7,415	5,126
Other income, net		39		21	75

Income (loss) before income taxes		8,981		1,506	(6,443)
Income tax expense (benefit)		3,321		826	(1,182)

Net income (loss)		$5,660		$680	$(5,261)

Net income (loss) attributed to non-controlling interest		283		34	(230)

Net income (loss) attributed to Boot Barn Holdings, Inc.		$5,377		$646	$(5,031)

Net income (loss) per share:
Basic shares		$7.10		$0.86
Diluted shares		$7.01		$0.86
Weighted average shares outstanding:
Basic shares		757		750
Diluted shares		767		750
As adjusted net income (loss) per share:(3)
Basic shares	$		$
Diluted shares	$		$
As adjusted weighted average shares outstanding:(3)
Basic shares
Diluted shares

	Fiscal year ended(1)
(in thousands, except selected store data)	March 29, 2014	March 30, 2013	March 31, 2012

Other financial data (unaudited):
EBITDA(4)	$28,704	$14,509	$996
Adjusted EBITDA(4)	$40,271	$28,933	$21,702
Capital expenditures	$11,400	$3,848	$2,753
Selected store data (unaudited):
Same store sales growth	6.7%	12.4%	18.1%
Stores operating at end of period	152	117	86
Total retail store square footage, end of period (in thousands)	1,642	1,082	814
Average store square footage, end of period	10,801	9,251	9,466
Average net sales per store (in thousands)(5)	$2,162	$1,861	$1,840

	As of
(in thousands)	March 29, 2014	As adjusted March 29, 2014(6)	March 30, 2013

Consolidated balance sheet data:
Cash and cash equivalents	$1,118	$	$1,190
Working capital	56,786		37,174
Total assets	291,863		224,282
Total debt	128,124		88,410
Stockholders' equity	84,575		77,624

(1)    We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. The data presented contain references to fiscal 2012, fiscal 2013 and fiscal 2014, which represent our fiscal years ended March 31, 2012, March 30, 2013 and March 29, 2014, respectively, all of which were 52-week periods. The results include the activities of RCC from August 2012 and Baskins from May 2013, their respective dates of acquisition. The period from April 3, 2011 to December 11, 2011, which is presented separately as the "Predecessor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 36 weeks. The period from December 12, 2011 to March 31, 2012, which is presented separately as the "Successor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 16 weeks. The Predecessor Period and the Successor Period have been combined and presented together as fiscal 2012. A presentation of these two periods in this manner is more reflective of how we assess the performance of our business and we believe that it facilitates comparisons of fiscal 2012 to our other fiscal years.

(2)    Represents costs incurred in connection with the acquisitions of RCC and Baskins, as well as the Recapitalization.

(3)    As adjusted per share data gives effect to (i) the sale by us of              shares of our common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds of this offering as described under "Use of proceeds", and (iii) the incremental number of shares, based on the assumed offering price of $         , that would have been required to be issued to generate sufficient proceeds to pay the portion of the dividend that exceeds earnings for fiscal 2014, in each case assuming such events occurred on March 29, 2014. Basic and diluted as adjusted net income per share consists of as adjusted net income divided by the basic and diluted as adjusted weighted average number of shares of common stock outstanding. As adjusted net income per share reflects the net decrease in interest expense of $              resulting from our intended repayment of debt under our credit facilities as described in "Use of proceeds". Interest expense is calculated as though we repaid a portion of our outstanding indebtedness under our credit facilities with the net proceeds from this offering on March 29, 2014.

(4)   EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. We define EBITDA as net income (loss) adjusted to exclude income tax expense (benefit), net interest expense and depreciation and intangible asset amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude non-cash stock-based compensation, the non-cash accrual for future award redemptions, recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. We include EBITDA and Adjusted EBITDA in this prospectus because they are important financial measures which our management, board of directors and lenders use to assess our operating performance. EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Given that EBITDA and Adjusted EBITDA are measures not deemed to be in accordance with GAAP and are susceptible to varying calculations, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry, because other companies may calculate EBITDA and Adjusted EBITDA in a different manner than we calculate these measures. See "Non-GAAP financial measures" at the beginning of this prospectus. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the periods indicated:

	Fiscal year ended
(In thousands)	March 29, 2014	March 30, 2013	March 31, 2012

EBITDA reconciliation:
Net income (loss)	$5,660	$680	$(5,261)
Income tax expense (benefit)	3,321	826	(1,182)
Interest expense, net	11,594	7,415	5,126
Depreciation and intangible asset amortization	8,129	5,588	2,313

EBITDA	28,704	14,509	996
Non-cash stock-based compensation(a)	1,291	787	99
Non-cash accrual for future award redemptions(b)	591	219	854
Recapitalization expenses(c)	—	—	10,363
Acquisition expenses(d)	671	1,138	—
Acquisition-related integration and reorganization costs(e)	6,167	2,061	—
Amortization of inventory fair value adjustment(f)	867	9,199	9,369
Loss on disposal of assets(g)	1,980	322	21
Other unusual or non-recurring expenses(h)	—	698	—

Adjusted EBITDA	$40,271	$28,933	$21,702

  (a)    Represents non-cash compensation expenses related to stock options granted to certain of our employees.

  (b)   Represents non-cash accrual for future award redemptions in connection with our customer loyalty program.

  (c)    Represents non-capitalized costs associated with the Recapitalization.

  (d)   Represents direct costs and fees related to the acquisitions of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

  (e)    Represents certain store integration, remerchandising and corporate consolidation costs incurred in connection with the integrations of RCC and Baskins, which we acquired in August 2012 and May 2013, respectively.

  (f)    Represents the amortization of purchase-accounting adjustments that increased the value of inventory acquired to its fair value.

  (g)    Represents loss on disposal of assets in connection with the rebranding of RCC and Baskins acquired stores and store closures, as well as other costs.

  (h)   Represents professional fees and expenses incurred in connection with other acquisition activity.

(5)    Average net sales per store is calculated by dividing net sales for the applicable period by the number of stores operating at the end of the period. For the purpose of calculating net sales per store, e-commerce sales and certain other revenues are excluded from net sales.

(6)   As adjusted balance sheet data as of March 29, 2014 gives effect to (i) the sale by us of                                         sha res of our common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds of this offering as described under "Use of proceeds".

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the information presented under "Selected consolidated financial data". The statements in the following discussion and analysis regarding expectations about our future performance, liquidity and capital resources and any other non-historical statements in this discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under "Risk factors" and "Special note regarding forward looking statements" elsewhere in this prospectus. Our actual results could differ materially from those contained in or implied by any forward-looking statements.

Overview

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. As of June 6, 2014, we operated 155 stores in 24 states, as well as a growing e-commerce website, bootbarn.com. Our stores feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends.

We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers, and as a result, many of our customers make purchases in both the western and work wear sections of our stores. We target a broad and growing demographic, ranging from passionate western and country enthusiasts, to workers seeking dependable, high-quality footwear and clothing. Our broad geographic footprint, which comprises more than twice as many stores as our nearest direct competitor, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition.

Growth strategies and outlook

We plan to continue to expand our business, increase our sales growth and profitability and enhance our competitive position by executing the following strategies:

•
expanding our store base;
•
driving same store sales growth;
•
enhancing brand awareness;
•
growing our e-commerce business; and
•
increasing profitability.

Since the founding of Boot Barn in 1978, we have grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth.

Factors affecting comparability of results of operations

Recapitalization

On December 12, 2011, we consummated a recapitalization with Freeman Spogli & Co., which we refer to as the Recapitalization, to provide liquidity for certain existing stockholders, to repay existing indebtedness and to help us achieve our long-term growth objectives by partnering with a private equity firm with expertise in assisting retail companies in executing their growth strategies. Funds affiliated with Freeman Spogli & Co. purchased shares of our common stock representing a 90.4% equity interest in our subsidiary, Boot Barn Holding Corporation. In connection with the Recapitalization, management and other investors purchased shares of our common stock and common stock of Boot Barn Holding Corporation, collectively representing a 9.6% equity interest in Boot Barn Holding Corporation. In addition, on December 12, 2011, we entered into an amended and restated revolving credit facility and term loan facility and issued $25.0 million in mezzanine notes. The purchase price associated with the Recapitalization has been allocated to assets acquired and liabilities assumed based on their fair values as of the date of the Recapitalization, which has resulted in the recognition of goodwill.

RCC Acquisition

On August 31, 2012, we acquired RCC, a western and work-related retail chain of 29 stores located in 12 states. We refer to our acquisition of RCC as the RCC Acquisition. In connection with the RCC Acquisition, we amended our revolving credit facility and our then-existing term loan facility to increase the size of both facilities. We also raised an additional $25.5 million by issuing new mezzanine notes and issued 11,869 shares of our common stock to one of our mezzanine lenders, which represented a 1.5% equity interest in Boot Barn Holding Corporation immediately following the RCC Acquisition. Upon the closing of the RCC Acquisition, we used borrowings under our revolving credit facility and our then-existing term loan facility, as well as the new mezzanine notes, to, among other things, pay the cash portion of the acquisition consideration, as well as related fees and expenses incurred in connection with the RCC Acquisition. Commencing on August 31, 2012, our consolidated financial statements include the financial position, results of operations and cash flows of RCC. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair values as of the closing date of the RCC Acquisition, which has resulted in the recognition of goodwill.

Through the RCC Acquisition, we increased our store base by 33% and expanded our geographic footprint into the Midwest and Southeast. In addition, we have achieved significant benefits from the RCC Acquisition as a result of improved purchasing efficiencies from suppliers and corporate support efficiencies. All of the RCC stores have been rebranded under the Boot Barn banner.

Baskins Acquisition

As of May 25, 2013, we acquired Baskins, a western and work-related retail chain of 30 stores located in Texas and Louisiana. We refer to our acquisition of Baskins as the Baskins Acquisition. In connection with the Baskins Acquisition, we amended our revolving credit facility to increase the size of the facility to $60.0 million and entered into our term loan facility. Upon the closing of the Baskins Acquisition, we used borrowings under our revolving credit facility and our term loan facility, to, among other things, pay the cash portion of the acquisition consideration, repay our then-existing term loan facility and mezzanine notes, including prepayment penalties, and pay fees and expenses incurred in connection with the Baskins Acquisition. Commencing on May 25, 2013, our consolidated financial statements include the financial position, results of operations and cash flows of Baskins. The purchase price has been allocated to assets acquired and liabilities assumed based on their fair values as of the closing date of the Baskins Acquisition, which has resulted in the recognition of goodwill.

Through the Baskins Acquisition, we entered the attractive Texas market, which is the number one market for western boots, apparel and accessories. In addition, both Texas and Louisiana have benefited from increased output and employment in the oil and gas industries, which have positively impacted the demand for the work-related products that we offer. All of the Baskins stores have been rebranded under the Boot Barn banner and have been merchandised to be consistent with our existing stores. We have seen an increase in both sales and profitability since rebranding and remerchandising the stores acquired in the Baskins Acquisition.

Reorganization

As of June 8, 2014, WW Top Investment Corporation held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. Boot Barn Holding Corporation held all of the outstanding shares of common stock of Boot Barn, Inc., which is our primary operating subsidiary. To simplify our organizational structure, we completed a reorganization on June 9, 2014, whereby WW Holding Corporation was merged with and into WW Top Investment Corporation and then Boot Barn Holding Corporation was merged with and into WW Top Investment Corporation. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of WW Top Investment Corporation, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation became holders of 5.0% of WW Top Investment Corporation. The legal name of WW Top Investment Corporation was subsequently changed to Boot Barn Holdings, Inc.

How we assess the performance of our business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators we use to evaluate the financial condition and operating performance of our business are net sales and gross profit. In addition, we also review other important metrics, such as same store sales, new store openings, SG&A expenses, EBITDA and Adjusted EBITDA. See "Non-GAAP financial measures" at the beginning of this prospectus for our definition of EBITDA and Adjusted EBITDA and why we present EBITDA and Adjusted EBITDA, and see "Prospectus summary—Summary consolidated financial and other data" for a reconciliation of our EBITDA and Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net sales

Net sales reflect revenue from the sale of our merchandise at retail locations, as well as sales of merchandise through our e-commerce website. We recognize revenue upon the purchase of merchandise by customers at our stores and upon delivery of the product in the case of our e-commerce website. Net sales also include shipping and handling fees for e-commerce shipments that have been delivered to the customer. Net sales are net of returns on sales during the period as well as an estimate of returns and award redemptions expected in the future stemming from current period sales. Revenue from the sale of gift cards is deferred until the gift cards are used to purchase merchandise.

Our business is moderately seasonal and as a result our revenues fluctuate from quarter to quarter. In addition, our revenues in any given quarter can be affected by a number of factors including the timing of holidays and weather patterns. The third quarter of our fiscal year, which includes the Christmas shopping season, has historically produced stronger sales and disproportionately stronger operating results than the other quarters of our fiscal year.

Same store sales

Same store sales generally consist of net sales from stores that have been open at least 13 full fiscal months as of the end of the current reporting period, which is when we believe comparability is achieved. For a complete description of the manner in which we calculate same store sales see "Same store sales" at the beginning of this prospectus.

Retail store sales, e-commerce sales, e-commerce shipping and handling revenue and actual sales returns are included in same store sales. Measuring the change in year-over-year same store sales allows us to evaluate how our store base is performing. Numerous factors affect our same store sales, including:

•
national and regional economic trends;
•
our ability to identify and respond effectively to regional consumer preferences;
•
changes in our product mix;
•
changes in pricing;
•
competition;
•
changes in the timing of promotional and advertising efforts;
•
holidays or seasonal periods; and
•
weather.

Opening new stores is an important part of our growth strategy and we anticipate that a significant percentage of our net sales in the near future will come from stores not included in our same store sales calculation. Accordingly, same store sales are only one measure we use to assess the success of our business and growth strategy. Some of our competitors and other retailers may calculate "same" or "comparable" store sales differently than we do. As a result, data in this prospectus regarding our same store sales may not be comparable to similar data made available by other retailers.

New store openings

New store openings reflect the number of stores, excluding acquired stores, that are opened during a particular reporting period. In connection with opening new stores, we incur pre-opening costs. Pre-opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other pre-opening costs are included in SG&A expenses. All of these costs are expensed as incurred.

New stores often open with a period of high sales levels, which subsequently decrease to normalized sales volumes. In addition, we experience typical inefficiencies in the form of higher labor, advertising and other direct operating expenses, and as a result, store-level profit margins at our new stores are generally lower during the start-up period of operation. The number and timing of store openings has had, and is expected to continue to have, a significant impact on our results of operations. In assessing the performance of a new store, we review its actual sales against the sales that we projected that store to achieve at the time we initially approved its opening. We also review the actual number of stores opened in a fiscal year against the number of store openings that we included in our budget at the beginning of that fiscal year.

Gross profit

Gross profit is equal to our net sales less our cost of goods sold. Cost of goods sold includes the cost of merchandise, obsolescence and shrinkage provisions, store and warehouse occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, compensation costs for merchandise purchasing and warehouse personnel, and other inventory acquisition-related costs. These costs are significant and can be expected to continue to increase as we grow. The components of our reported cost of goods sold may not be comparable to those of other retail companies, including our competitors. As a result, data in this prospectus regarding our gross profit may not be comparable to similar data made available by other retailers.

Our gross profit is variable in nature and generally follows changes in net sales. We regularly analyze the components of gross profit, as well as gross profit as a percentage of net sales. Specifically, we examine the initial markup on purchases, markdowns and reserves, shrinkage, buying costs, distribution costs and occupancy costs. Any inability to obtain acceptable levels of initial markups, or a significant increase in our use of markdowns or in inventory shrinkage, or a significant increase in freight and other inventory acquisition costs could have an adverse impact on our gross profit and results of operations.

Gross profit is also impacted by shifts in the proportion of sales of our private brand products compared to third-party brand products, as well as by sales mix shifts within and between brands and between major product categories such as footwear, apparel or accessories.

Selling, general and administrative expenses

Our selling, general and administrative expenses, or SG&A expenses, are composed of labor and related expenses, other operating expenses and general and administrative expenses not included in cost of goods sold. Specifically, our SG&A expenses include the following:

•
Labor and related expenses—Labor and related expenses include all store-level salaries and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

•
Other operating expenses—Other operating expenses include all operating costs, including those for advertising, marketing campaigns, operating supplies, utilities, and repairs and maintenance, as well as credit card fees and costs of third-party services.

•
General and administrative expenses—General and administrative expenses comprise expenses associated with corporate and administrative functions that support the development and operations of our stores, including compensation and benefits, travel expenses, corporate occupancy costs, stock compensation costs, legal and professional fees, insurance and other related corporate costs.

The components of our SG&A expenses may not be comparable to those of our competitors and other retailers. We expect that our SG&A expenses will increase in future periods due to our store growth strategy and, in part, due to additional legal, accounting, insurance and other expenses that we expect to incur as a result of being a public company. In addition, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations could result in significant incremental legal, accounting and other overhead costs after we cease to be an emerging growth company.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are important financial measures used by our management, board of directors and lenders to assess our operating performance. We use EBITDA and Adjusted EBITDA as key performance measures because we believe that they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by the impact of variations from period to period in tax positions, interest expense and depreciation and amortization, as well as, in the case of Adjusted EBITDA, excluding non-cash expenses, such as stock-based compensation and the non-cash accrual for future award redemptions, and unusual or non-recurring costs and expenses that are not directly related to our operations, including recapitalization expenses, acquisition expenses, acquisition-related integration and reorganization costs, amortization of inventory fair value adjustment, loss on disposal of assets and other unusual or non-recurring expenses. Because EBITDA and Adjusted EBITDA facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use EBITDA and Adjusted EBITDA (or some variations thereof) for business planning purposes, in calculating covenant compliance for our credit facilities, in determining incentive compensation for members of our management and in evaluating acquisition opportunities. In addition, we believe that EBITDA and Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Results of operations

We operate on a fiscal calendar which results in a 52- or 53-week fiscal year ending on the Saturday closest to March 31. For ease of reference, we identify our fiscal years by reference to the calendar year in which the fiscal year ends. The following discussion contains references to fiscal 2012, fiscal 2013 and fiscal 2014, which represent our fiscal years ended March 31, 2012, March 30, 2013 and March 29, 2014, respectively.

The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales. The period from April 3, 2011 to December 11, 2011, which is presented separately as the "Predecessor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus, consisted of approximately 36 weeks. The period from December 12, 2011 to March 31, 2012, which is presented separately as the "Successor Period" in our consolidated financial statements and the related notes included elsewhere in this prospectus,consisted of approximately 16 weeks. The Predecessor Period and the Successor Period have been combined and presented together as fiscal 2012. A presentation of these two periods in this manner is more reflective of how we assess the performance of our business and we believe that it facilitates comparisons of fiscal 2012 to our other fiscal years. In addition, our results of operations include the activities of RCC since August 31, 2012 and of Baskins since May 25, 2013, which are the respective effective dates of the RCC Acquisition and the Baskins Acquisition.

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	March 31, 2012

Consolidated statements of operations data:
Net sales	$345,868	$233,203	$168,696
Cost of goods sold	231,796	151,357	109,442
Amortization of inventory fair value adjustment	867	9,199	9,369

Total cost of goods sold	232,663	160,556	118,811

Gross profit	113,205	72,647	49,885
Operating expenses:
Selling, general and administrative expenses	91,998	62,609	40,914
Acquisition-related expenses	671	1,138	10,363

Total operating expenses	92,669	63,747	51,277

Income (loss) from operations	20,536	8,900	(1,392)
Interest expense, net	11,594	7,415	5,126
Other income, net	39	21	75

Income (loss) before income taxes	8,981	1,506	(6,443)
Income tax expense (benefit)	3,321	826	(1,182)

Net income (loss)	$5,660	$680	$(5,261)

Percentage of net sales:
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	67.0%	64.9%	64.9%
Amortization of inventory fair value adjustment	0.3%	3.9%	5.5%

Total cost of goods sold	67.3%	68.8%	70.4%

Gross profit	32.7%	31.2%	29.6%
Operating expenses:
Selling, general and administrative expenses	26.6%	26.8%	24.3%
Acquisition-related expenses	0.2%	0.5%	6.1%

Total operating expenses	26.8%	27.3%	30.4%

Income (loss) from operations	5.9%	3.8%	(0.8%	)
Interest expense, net	3.4%	3.2%	3.0%
Other income, net	0.0%	0.0%	0.0%

Income (loss) before income taxes	2.6%	0.6%	(3.8%	)
Income tax expense (benefit)	1.0%	0.4%	(0.7%	)

Net income (loss)	1.6%	0.3%	(3.1%	)

Fiscal 2014 compared to fiscal 2013

Net sales.    Net sales in fiscal 2014 increased by $112.7 million, or 48.3%, to $345.9 million compared to $233.2 million in fiscal 2013. The increase in net sales was due to an increase in same store sales of 6.7%, which included $63.4 million in net sales from the 30 stores that we acquired in the Baskins Acquisition plus contributions from nine new store openings during the fiscal year. We closed four stores in fiscal 2014. Three of those stores were acquired in the RCC Acquisition and were consolidated into one new store located in the same market. The fourth store reached the end of its lease and was consolidated into a store operating in the same market. On an as adjusted basis, giving effect to the net sales of Baskins and RCC in each period as though those entities were acquired on the first day of such period, net sales in fiscal 2014 increased $41.4 million, or 13.2%, to $354.2 million compared to $312.8 million in fiscal 2013 (see Note 3 to the consolidated financial statements included elsewhere in this prospectus).

Gross profit.    Gross profit increased by $40.6 million, or 55.9%, to $113.2 million in fiscal 2014 from $72.6 million in fiscal 2013. The increase in gross profit was primarily the result of increased overall net sales, increased sales of higher margin merchandise including our private brands, and a decrease in the amortization of acquisition-related inventory fair value adjustments, which are recorded in cost of goods sold. The stores acquired in the Baskins Acquisition contributed $16.4 million of gross profit in Fiscal 2014. Amortization of acquisition-related inventory fair value adjustments recorded in cost of goods sold was $0.9 million in fiscal 2014 compared to $9.2 million in fiscal 2013. Gross profit as a percentage of net sales increased to 32.7% in fiscal 2014 from 31.2% in fiscal 2013. However, gross profit as a percentage of net sales, exclusive of amortization of acquisition related inventory fair value, decreased 2.0% from fiscal 2013. The decrease was largely driven by larger markdowns and liquidation of inventory acquired in the Baskins acquisition. The larger markdowns reduced gross profit by $0.9 million and a reserve for the liquidation of remaining unsold acquired inventory as of March 29, 2014 reduced gross profit by $1.4 million. The unsold acquired inventory was subsequently sold to a broker in April 2014. These events are directly related to the Baskins Acquisition and the remerchandising of the Baskins stores and are non-recurring. The impact to gross profit in fiscal 2013 related to the acquired inventory in the RCC Acquisition was immaterial.

Selling, general and administrative expenses.    SG&A expenses increased by $29.4 million, or 47.0%, to $92.0 million in fiscal 2014 from $62.6 million in fiscal 2013. As a percentage of net sales, SG&A expenses were 26.6% for fiscal 2014 compared to 26.8% for fiscal 2013. Labor and related expenses, operating expenses and general and administrative expenses all increased as a result of the Baskins Acquisition and the related integration of the Baskins stores, the cost to consolidate the corporate offices as well as the net addition of five new stores during the fiscal year. During fiscal 2014, we invested in our corporate organization to support the larger number of stores. In addition, we incurred one-time expenses associated with the closure of Baskins' corporate headquarters, the termination of certain contracts, severance and retention payments, and fees and expenses to integrate the Baskins' store operations under our management. The total cost associated with these additional one-time expenses was $3.5 million. Additionally, the Baskins acquisition agreement included an earn out provision. The fair value of the earn-out as of the acquisition date was $1.7 million. Subsequent to the acquisition date the fair value of the earn out increased $0.4 million. This non-recurring expense is included in SG&A expenses in fiscal 2014. As a result of these actions, we expect to realize ongoing efficiencies from the consolidation of the Baskins operations that may reduce some future SG&A expenses.

Acquisition-related expenses.    Acquisition-related expenses in fiscal 2014 were $0.7 million compared to $1.1 million in fiscal 2013. We completed the Baskins Acquisition and RCC Acquisition in May 2013 and August 2012, respectively. Costs associated with these acquisitions have been reflected in their respective fiscal years.

Income (loss) from operations.    Income from operations increased by $11.6 million, or 130.3%, to $20.5 million in fiscal 2014 from $8.9 million in fiscal 2013. As a percentage of net sales, income from operations was 5.9% and 3.8% during fiscal 2014 and 2013, respectively. The change in income from operations was attributable to the factors noted above.

Interest expense.    Interest expense increased by $4.2 million, or 56.8%, to $11.6 million in fiscal 2014 from $7.4 million in fiscal 2013. The increase in interest expense was primarily a result of the additional debt incurred in connection with the RCC Acquisition and the Baskins Acquisition, which was partially offset by more favorable borrowing rates on our credit facilities. Also included in interest expense are deferred loan costs that were expensed at the time of the refinancing of our debt in fiscal 2014.

Income tax expense (benefit).    Income tax expense was $3.3 million in fiscal 2014 compared to $0.8 million in fiscal 2013. The increase in our income tax expense was due primarily to an increase in our income before taxes to $9.0 million in fiscal year 2014 from $1.5 million in fiscal 2013. Our effective tax rate was 37.0% in fiscal 2014, compared to 54.8% in fiscal 2013. The high effective tax rate in fiscal 2013 was mainly due to acquisition costs.

Net income (loss).    Net income increased to $5.7 million in fiscal 2014 from a net income of $0.7 million in fiscal 2013. The change in net income was attributable to the factors noted above.

Fiscal 2013 compared to fiscal 2012

Net sales.    Net sales in fiscal 2013 increased by $64.5 million, or 38.2%, to $233.2 million compared to $168.7 million of net sales in fiscal 2012. The increase in net sales was due to an increase in same store sales of 12.4%, $35.5 million in net sales from the 29 stores acquired in the RCC Acquisition plus contributions from four new store openings during the fiscal year. We closed two stores in fiscal 2013, one of which was acquired in the RCC Acquisition. Both stores reached the end of their respective leases and were consolidated with other stores operating in the same markets. On an as adjusted basis, giving effect to the net sales of Baskins and RCC in each period as though those entities were acquired on the first day of such period, net sales in fiscal 2013 increased $49.0 million, or 18.6%, to $312.8 million compared to $263.8 million in fiscal 2012 (see Note 3 to the consolidated financial statements included elsewhere in this prospectus).

Gross profit.    Gross profit increased by $22.7 million, or 45.5%, to $72.6 million in fiscal 2013 from $49.9 million in fiscal 2012. The increase in gross profit was primarily the result of increased overall net sales. The stores acquired in the RCC Acquisition contributed $12.1 million of gross profit in Fiscal 2013. Amortization of acquisition-related inventory fair value adjustments recorded in cost of goods sold was $9.2 million in fiscal 2013 compared to $9.4 million in fiscal 2012. Gross profit as a percentage of net sales increased to 31.2% in fiscal 2013 from 29.6% in fiscal 2012 as a result of increased sales of higher margin merchandise including our private brands.

Selling, general and administrative expenses.    SG&A expenses increased by $21.7 million, or 53.1%, to $62.6 million in fiscal 2013 from $40.9 million in fiscal 2012. As a percentage of net sales, SG&A expenses were 26.8% for fiscal 2013 compared to 24.3% for fiscal 2012. Labor and related expenses, operating expenses and general and administrative expenses all increased as a result of the RCC Acquisition and the related integration of the RCC stores and consolidation of corporate offices, as well as the net addition of two new stores during the fiscal year. During fiscal 2013, we invested in our corporate organization to support the operations of the stores acquired in the RCC Acquisition. In addition, we incurred one-time expenses associated with the closure of RCC's corporate headquarters, the termination of certain contracts, severance and retention payments, and fees and expenses to integrate the RCC store operations under our management. The total costs associated with these additional one-time expenses related to the RCC Acquisition were $2.1 million. In addition, we incurred $0.7 million in professional fees and expenses related to other acquisition activity.

Acquisition-related expenses.    Acquisition-related expenses in fiscal 2013 were $1.1 million compared to acquisition-related costs of $10.4 million in fiscal 2012. We completed the RCC Acquisition in August 2012. As a result, costs associated with the RCC Acquisition have been reflected in fiscal 2013. In December 2011, we consummated the Recapitalization. Expenses associated with the Recapitalization have been reflected in fiscal 2012 and include both buyer and seller expenses.

Income (loss) from operations.    Income from operations increased by $10.3 million to $8.9 million in fiscal 2013 from a loss of $1.4 million in fiscal 2012. As a percentage of net sales, income from operations was 3.8% in fiscal 2013 compared with a loss from operations of 0.8% in fiscal 2012. The change in income from operations was attributable to the factors noted above.

Interest expenses.    Interest expense increased $2.3 million, or 44.7%, to $7.4 million in fiscal 2013 compared to interest expense of $5.1 million in fiscal 2012. The increase in interest expenses was primarily a result of the additional debt incurred in connection with the Recapitalization and the RCC Acquisition. Included in interest expense are deferred loan costs that were expensed at the time of the refinancing of our debt in the fiscal 2013.

Income tax expense (benefit).    Income tax expense (benefit) was $0.8 million in fiscal 2013 compared to an income tax benefit of $1.2 million in fiscal 2012. The increase in our income tax expense (benefit) was due primarily to an increase in our income before taxes to $1.5 million in fiscal 2013 from a loss before taxes of $6.4 million in fiscal 2012. Our effective tax rate was 54.8% in fiscal 2013, compared to 18.3% in fiscal 2012. The high effective tax rate in fiscal 2013 was mainly due to acquisition costs.

Net income (loss).    Net income increased to $0.7 million in fiscal 2013 from a net loss of $5.3 million in fiscal 2012. The change in net income was attributable to the factors noted above.

Liquidity and capital resources

We rely on cash flows from operating activities and our revolving credit facility as our primary sources of liquidity. Our primary cash needs have been for inventories, operating expenses, capital expenditures associated with opening new stores and remodeling or refurbishing existing stores, improvements to our distribution facilities, marketing and information technology expenditures, debt service and taxes. We have also used cash for the RCC Acquisition and the Baskins Acquisition, the subsequent rebranding and integration of the stores acquired in those acquisitions and costs to consolidate the corporate offices. In addition to cash and cash equivalents, the most significant components of our working capital are accounts receivable, inventories, accounts payable and accrued expenses and other current liabilities. We believe that cash flows from operating activities and the availability of cash under our revolving credit facility or other financing arrangements will be sufficient to cover working capital requirements, anticipated capital expenditures and other anticipated cash needs for at least the next 12 months.

Our liquidity is moderately seasonal. Our cash requirements generally increase in our third fiscal quarter as we incur additional marketing expenses and increase our inventory in advance of the Christmas shopping season. Our cash flows from operations increased in fiscal 2014 as a result of efficiencies realized upon our integration of the operations of stores that we acquired in the RCC Acquisition and the Baskins Acquisition, and from an increase in our private brand products as a percentage of our overall product mix, which has incrementally increased our margins, in addition to our general growth.

Although we did not have any material capital expenditure commitments as of the end of fiscal 2014, we are planning to open new stores, remodel and refurbish our existing stores at a greater rate than we have typically done in the past, and make improvements to our information technology infrastructure, which will result in increased capital expenditures.

Following the completion of this offering and the application of the net proceeds of this offering as described under "Use of proceeds", our outstanding indebtedness (assuming debt balances as of March 29, 2014 and a per share offering price equal to $              , which is the midpoint of the range set forth on the cover of this prospectus) will be reduced by approximately $               million, or         %, and our annualized interest expense will decline by approximately $              (including the elimination of approximately $               million of annual interest expense relating to our term loan facility), which would have represented a reduction of approximately         % of our $11.6 million of interest expense for fiscal 2014.

As of March 29, 2014, a total of $28.6 million was outstanding under our revolving credit facility (including letters of credit) and there was $31.4 million of unused availability under the borrowing base formula.

Cash and cash equivalents were $1.1 million as of March 29, 2014 compared to $1.2 million as of March 30, 2013.

The following table present summary cash flow information for the periods indicated:

	Fiscal year ended
(In thousands)	March 29, 2014	March 30, 2013	March 31, 2012(1)

Net cash provided by (used in):
Operating activities	$12,780	$11,924	$2,085
Investing activities	(27,272)	(45,699)	(88,323)
Financing activities	14,420	34,373	88,798

Net increase (decrease) in cash	$(72)	$598	$2,560

(1)    The cash flow activity includes $2.5 million of cash generated in the Predecessor Period that was offset against the proceeds paid in the acquisition by Freeman Spogli & Co. This cash was excluded from the Successor Period's beginning cash balance in the consolidated statement of cash flows.

Operating activities

Cash provided by (used in) operating activities consists primarily of net income adjusted for non-cash items that include depreciation, amortization and stock-based compensation, plus the effect on cash of changes during the year in our assets and liabilities.

Net cash provided by operating activities increased $0.9 million in fiscal 2014 as compared to fiscal 2013. The significant components of cash flows from operating activities were net income of $5.7 million, the add-back of non-cash depreciation and amortization expense of $8.1 million, amortization of deferred loan fees of $2.5 million and loss on disposal of assets of $2.0 million. Accounts payable and accrued expenses and other current liabilities increased by a total of $9.1 million due to the growth of the Company. The above were offset by an increase in inventories of $14.1 million in fiscal 2014 as compared to $4.8 million in fiscal 2013 due primarily to the Baskins Acquisition, and increases in deferred taxes and prepaid expenses and other current assets of $2.7 million in fiscal 2014 as compared to $3.1 million in fiscal 2013 due primarily to increases in deferred taxes and prepaid rent as the Company's income and store count grew.

Net cash provided by operating activities increased $9.8 million in fiscal 2013 as compared to fiscal 2012. The significant components of cash flows from operating activities in fiscal 2013 were the add-back of non-cash depreciation and amortization expense of $5.6 million and amortization of the fair value inventory adjustment of $9.2 million. Accounts payable and accrued expenses and other current liabilities increased in fiscal 2013 by a total of $7.4 million due to the growth of the Company. The above were offset by an increase in inventories of $4.8 million in fiscal 2013 as compared to an increase of $6.0 million in fiscal 2012 due primarily to the RCC Acquisition and an increase in deferred taxes and prepaid expenses and other current assets of $3.1 million as compared to an increase of $2.6 million in fiscal 2012 due to the growth of the Company.

Investing activities

Cash provided by (used in) investing activities consists primarily of purchases of property and equipment but includes funds used to effect the Recapitalization, the RCC Acquisition and the Baskins Acquisition. Net cash used in investing activities was $88.3 million, $45.7 million and $27.3 million in fiscal 2012, 2013 and 2014, respectively.

Net cash used in investing activities decreased $18.4 million in fiscal 2014 as compared to fiscal 2013, primarily due to the $15.7 million investment related to the Baskins Acquisition in fiscal 2014 compared to the $41.9 million investment related the RCC Acquisition in fiscal 2013. This was largely offset by purchases of property and equipment of $11.4 million in fiscal 2014 compared to $3.8 million in fiscal 2013. The increase in purchases of property and equipment was primarily related to rebranding stores acquired in the Baskins and RCC Acquisitions in fiscal 2014 and 2013, respectively, integrating Baskins and RCC stores onto our management systems, opening new stores and remodeling existing stores.

Net cash used in investing activities decreased $42.6 million in fiscal 2013 as compared to fiscal 2012, primarily due to the $41.9 million investment related to the RCC Acquisition compared to the $85.6 million investment related to the Recapitalization in fiscal 2012. This was partially offset by purchases of property and equipment of $3.9 million in fiscal 2013 compared to $2.8 million in fiscal 2012. The increase in purchases of property and equipment was primarily related to rebranding stores acquired in the RCC Acquisition, integrating RCC stores onto our management systems, opening new stores and remodeling existing stores.

Financing activities

Cash provided by (used in) financing activities consists primarily of advances and repayments on our credit facilities, payment of assumed contingent consideration and debt from acquisitions and issuance of stock. Net cash provided by financing activities was $88.8 million, $34.4 million and $14.4 million in fiscal years 2012, 2013 and 2014, respectively.

Net cash provided by financing activities decreased $20.0 million in fiscal 2014 as compared to fiscal 2013, primarily due to the payment of contingent consideration and assumed debt of $21.8 million in fiscal 2014 compared to $5.4 million in fiscal 2013 related to the Baskins and RCC Acquisitions, respectively. This was partially offset by a net increase in debt of $39.6 million in fiscal 2014 compared to $38.9 million in fiscal 2013. The company received $2.0 million from the issuance of common stock in fiscal 2013, and no common stock was issued in 2014.

Net cash provided by financing activities decreased $54.4 million in fiscal 2013 as compared to fiscal 2012, primarily due to $2.0 million of proceeds from the issuance of common stock in fiscal 2013 compared with $76.0 million of proceeds from the issuance of common stock in fiscal 2012. This was partially offset by a net increase in debt of $38.9 million in fiscal 2013 compared to $14.2 million in fiscal 2012.

Debt and other obligations

Our credit facilities.    As of June 6, 2014, the terms of our revolving credit facility are set forth in a Second Amended and Restated Revolving Credit and Security Agreement with PNC Bank, N.A., as amended, which we refer to as the revolving credit agreement, and the terms of our term loan facility are set forth in a Term Loan and Security Agreement with Golub Capital, LLC., as amended, which we refer to as the term loan agreement. Our primary operating subsidiary, Boot Barn, Inc., is the borrower under both of our credit facilities.

The revolving credit agreement currently provides for a $70.0 million revolving credit facility, including a $5.0 million sub-limit for letters of credit. Subject to certain terms and conditions, PNC is committed to increase the facility by an additional $10.0 million at our request. Borrowings under the revolving credit agreement are subject to a borrowing base tied to specified percentages of eligible inventory and credit card receivables. Interest on borrowings is payable, at our election, at a rate based on an alternative base rate or LIBOR, plus applicable margins of 0.75% or 1.00% for alternative base rate loans and 1.75% or 2.00% for LIBOR advances, in each case determined by reference to availability under the borrowing base formula. In addition, we pay an annual commitment fee on the unused portion of the revolving credit facility. The revolving credit agreement matures on May 31, 2018. As of June 6, 2014, a total of $45.5 million was outstanding under the revolving credit agreement (including letters of credit) and there was $20.4 million of unused availability under the borrowing base formula.

The term loan agreement currently provides for a $130.0 million term loan that matures on May 31, 2019, and bears interest, at our election, at a base rate or at LIBOR (with a floor of 1.25%), plus applicable margins of 4.75% for base rate advances and 5.75% for LIBOR advances. The term loan agreement requires amortization of $0.3 per fiscal quarter, with the remaining balance due at maturity, as well as certain customary mandatory prepayments including a specified portion of annual "excess cash flow". As of June 6, 2014, there were $130.0 million in borrowings under our term loan facility. We intend to use the net proceeds of this offering to repay a portion of our term loan facility, including applicable prepayment penalties and fees. See "Use of proceeds".

The revolving credit agreement and the term loan agreement were amended in April 2014 to, among other things, permit the payment of a dividend to our stockholders in that month and to increase the amount of borrowings permitted under each of those agreements. An additional $30.8 million in term loans provided under the amendment to the term loan agreement was used to fund a portion of the dividend paid to our stockholders. See "Prospectus summary—Recent developments" for more information about the dividend and certain related payments and adjustments.

The obligations of Boot Barn, Inc. under the revolving credit agreement and the term loan agreement are guaranteed by Boot Barn Holdings, Inc. and each of its current and future domestic subsidiaries. All obligations of Boot Barn, Inc. and the guarantors under the revolving credit agreement and the term loan agreement are secured by a lien on all of the assets (subject to customary exclusions) of Boot Barn, Inc. and the guarantors (including equity interests), provided that under the terms of a customary intercreditor agreement, the revolving credit agreement has a senior lien in our accounts receivable, inventory and certain other current assets and the term loan agreement has a senior lien in all of our other assets.

Our credit facilities contain a number of covenants that restrict, among other things and subject to certain exceptions, our ability to:

•
incur additional indebtedness;
•
create liens on assets;

•
engage in mergers or consolidations;
•
sell assets;
•
make investments, loans or advances;
•
make certain acquisitions;
•
engage in certain transactions with affiliates;
•
authorize or pay dividends; and
•
change our line of business or fiscal year.

In addition, the term loan agreement requires us to maintain a specified minimum interest coverage ratio and not to exceed a specified maximum total leverage ratio during each specified measurement period. The term loan agreement also limits the amount we can spend on capital expenditures per year. Under the revolving credit agreement, we will become subject to a minimum fixed charge coverage ratio if our "excess availability" falls below specified floor levels. As of the date of this prospectus, our excess availability exceeded the triggers specified in the revolving credit agreement and we were in compliance with the financial covenants in the term loan agreement. The revolving credit agreement and term loan agreement contain customary events of default (subject to an "equity cure" provision in the case of financial covenant defaults), including a change of control. As of March 29, 2014, we were in compliance with all of our debt covenants.

Contractual obligations.    We enter into long-term contractual obligations and commitments in the normal course of business, primarily non-cancelable capital and operating leases.

As of March 29, 2014, our contractual cash obligations over the next several periods are set forth below.

	Payments due by period
(In thousands)	Total	Less than 1 year	1 - 2 years	3 - 5 years	More than 5 years

Capital lease obligations	$88	$61	$27	$—	$—
Operating lease obligations	96,402	19,632	31,108	21,691	23,971
Debt and line of credit	128,124	1,000	2,000	30,624	94,500
Interest expense on debt	37,960	7,735	15,278	13,829	1,118

Total	$262,574	$28,428	$48,413	$66,144	$119,589

Capital lease obligations relate to equipment leases that expire at various dates through fiscal 2017. We lease our stores, facilities and certain other equipment under non-cancelable operating leases. These operating leases expire at various dates through fiscal 2025 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. They also generally contain renewal provisions for varying periods. Our future operating lease obligations would change if we were to exercise these renewal provisions or if we were willing to enter into additional operating leases.

Debt consists of $99.5 million outstanding under our term loan facility and $28.6 million outstanding under our revolving credit facility as of March 29, 2014. Our term loan facility provides for regularly scheduled principal payments. Payments with respect to our revolving credit facility are due on May 31, 2018, which is the maturity date of that facility. We intend to use the net proceeds of this offering to repay a portion of our existing term loan facility. See "Use of proceeds".

Interest expense on debt consists of scheduled interest payments under our term loan facility and our revolving credit facility. The interest expense relating to our term loan facility is calculated using the current 7.0% interest rate. The interest expense relating to our revolving credit facility is calculated using the current 4.0% interest rate applicable to base rate loans, which applies to approximately 15% of the amounts outstanding under this facility, and the current 1.9% interest rate applicable to LIBOR loans, which applies to approximately 85% of the amounts outstanding under this facility.

Off-balance sheet arrangements.    We are not a party to any off-balance sheet arrangements, except for the operating leases discussed above.

Quantitative and qualitative disclosure of market risks

Interest rate risk

We are subject to interest rate risk in connection with borrowings under our revolving credit facility and our term loan facility, which bear interest at variable rates. As of March 29, 2014, we had $28.6 million in outstanding borrowings under our revolving credit facility and $99.5 million under our term loan facility. On January 30, 2012, we entered into an interest rate cap transaction pursuant to which we will receive from the counterparty to that transaction an amount equal to a notional principal amount of $5.0 million multiplied by any amount by which LIBOR exceeds 3.0% in periods prior to February 1, 2015. We do not currently engage in any other interest rate hedging activity and have no plans to do so in the foreseeable future. Based on the amounts outstanding under our revolving credit facility and term loan facility as of March 29, 2014, a hypothetical change in the respective blended interest rates applicable to these facilities of 1.0% would result in a change in interest expense of $1.3 million, disregarding the LIBOR floor of 1.25% under our term loan facility.

Foreign exchange rate risk

We currently purchase all of our merchandise through domestic and international suppliers on a U.S. dollar-denominated basis. We do not hedge using any derivative instruments and historically have not been impacted by changes in exchange rates.

Impact of inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Critical accounting policies and estimates

The preparation of financial statements in conformity with GAAP requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements. Since future events and their impact cannot be determined with absolute certainty, our actual results will inevitably differ from our estimates.

We believe that the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. Our accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Management has discussed the development and selection of these critical accounting policies and estimates with our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, inventories, goodwill, intangible and long-lived assets, stock-based compensation, stock option re-pricing and income taxes, which are more fully described below.

Revenue recognition

Sales are recognized at the time of purchase by customers at our retail store locations. Sales are recorded net of taxes collected from customers. For e-commerce sales, revenue is recognized at the estimated time that the customer takes title of the merchandise and assumes the risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable, which generally occurs upon receipt by the customer of the goods. On average, customers receive goods within approximately five days of being ordered. The estimate of the transit times for these shipments is based on shipping terms and historical delivery times. Shipping and handling fees billed to customers for online sales are included in net sales and the related shipping and handling costs are classified as cost of goods sold in the consolidated statements of operations.

We reserve for projected merchandise returns based upon historical experience and various other assumptions that we believe to be reasonable. Customers can return merchandise purchased in-store within 30 days of the original purchase date, and can return merchandise purchased online within 45 days of the original purchase date. Merchandise returns are often resalable merchandise and the purchase price is generally refunded by issuing the same tender used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating our sales returns reserve. We record the impact of adjustments to our sales return reserve quarterly within total net sales. Should the returns rate as a percentage of net sales significantly change in future periods, it could have a material impact on our results of operations.

We maintain a customer loyalty program. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue and as an adjustment to net sales. If actual redemptions ultimately differ from accrued redemption levels, or if we further modify the terms of the program in a way that affects expected redemption value and levels, we could record adjustments to the unearned revenue accrual, which would affect net sales.

We recognize the sales from gift cards, gift certificates and store credits as they are redeemed for merchandise. Prior to redemption, we maintain an unearned revenue liability for gift cards, gift certificates and store credits until we are released from such liability, including potential obligations arising under state escheatment laws. Our gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. We retain the percentage of the value of such unredeemed gift cards, gift certificates and store credits not escheated and recognize these amounts in net sales.

Inventories

Inventories, which consist primarily of general consumer merchandise held for sale, are valued at the lower of cost or market value. Cost is determined on the first-in, first-out method and includes the cost of merchandise and import related costs, including freight, duty and agent commissions.

During each accounting period, we record adjustments to our inventories, which are reflected in cost of goods sold, if the cost of specific inventory items on hand exceeds the amount that we expect to realize from the ultimate sale or disposal of the inventory. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or market value. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the average selling cycle, and the value and nature of merchandise currently priced below original cost. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if appropriate.

To the extent that management's estimates differ from actual results, additional markdowns may be required that could reduce our gross margin, operating income and the carrying value of inventories.

We also record an inventory shrinkage reserve calculated as a percentage of net sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical percentages and can be affected by changes in merchandise mix and changes in shrinkage trends. We perform periodic physical inventory counts for our entire chain of stores and our distribution center and adjust the inventory shrinkage reserve accordingly. If actual physical inventory losses differ significantly from the estimate, our results of operations could be adversely impacted. The inventory shrinkage reserve reduces the value of total inventory and is a component of inventories on the consolidated balance sheets.

Goodwill, intangible and long-lived assets

Goodwill and indefinite lived intangible assets.    Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Intangible assets with indefinite lives include the Boot Barn trademark that was acquired as part of the Recapitalization. We test goodwill and indefinite-lived intangible assets for impairment at least annually or more frequently if indicators of impairment exist. The annual impairment test is performed as of the first day of our fourth fiscal quarter. We evaluate the fair value of the reporting unit by using market-based analysis to review market capitalization and by reviewing a discounted cash flow analysis using management's assumptions. We conduct a two-step goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying value. Our entire operations represent one reporting unit. We determine the fair value of our reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, will be recognized as an impairment loss.

Definite-lived intangible assets and long-lived assets.    Definite-lived intangible assets consist of certain trademarks, customer lists, non-compete agreements, and below-market leases. Definite-lived intangible assets are recorded at their fair value as of the acquisition date with amortization computed utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, non-compete agreements is four to five years, customer lists is five years, and below-market leases is two to 17 years.

Long-lived assets consist of leasehold improvements, machinery and equipment, furniture and fixtures and vehicles. Long-lived assets are subject to depreciation and amortization. We assess potential impairment of our definite-lived intangible assets and long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements ("ASC 820").

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected.

Stock-based compensation

We account for employee stock options in accordance with relevant authoritative literature. We employ a reputable independent third party to help us assess the grant date fair value of our stock price. Stock options are granted with exercise prices equal to or greater than the estimated fair market value of the underlying stock on the date of grant as authorized by our board of directors. Stock options granted have five year vesting provisions. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting. We have selected the Black-Scholes option pricing model for estimating the grant date fair value of stock option awards granted. We have considered the retirement and forfeiture provisions of the options and utilized the simplified method to estimate the expected life of the options. We base the risk-free interest rate on the yield of a zero-coupon U.S. Treasury security with a maturity equal to the expected life of the option from the date of the grant. We estimate the volatility of the share price of our common stock by considering the historical volatility of the stock of similar public entities. In determining the appropriateness of the public entities included in the volatility assumption, we considered a number of factors, including the entity's life cycle stage, growth profile, size, financial leverage and products offered. Stock-based compensation cost is measured at the grant date based on the value of the award, net of estimated forfeitures, and is recognized as expense over the requisite service period based on the number of years for which the requisite service is expected to be rendered.

To value our common stock, we utilized a discounted cash flow analysis, a market approach of comparable companies in our industry and a comparable acquisitions analysis in order to determine our enterprise value. The discounted cash flow method involves cash flow projections that are discounted at an appropriate rate. The market approach involves companies in our industry that we determine to be comparable. Comparable acquisitions analysis involves analyzing sales of controlling interests in companies that we determine are comparable. Estimates used in our valuation of share-based compensation are highly complex and subjective. Valuations and estimates of our common stock value will no longer be necessary once we are a publicly traded company, at which point we will rely on market price to determine the market value of our common stock.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We account for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statement of operations. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for further information regarding our tax disclosures.

Recent accounting pronouncements

In July 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)". The amendments in this ASU provide guidance on the financial statements presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward with certain exceptions, in which case such an unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Companies may choose to apply this guidance retrospectively to each prior reporting period presented. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In May 2014, the FASB and the IASB jointly issued a new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The revenue recognition standard will allow for the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements.

Business

Our company

We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S. With 155 stores in 24 states as of June 6, 2014, we have over twice as many stores as our nearest direct competitor, and believe we have the potential to grow our store base to at least 400 domestic locations. Our stores, which are typically freestanding or located in strip centers, average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. We target a broad and growing demographic, ranging from passionate western and country enthusiasts, to workers seeking dependable, high-quality footwear and clothing. We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers and, as a result, many of our customers make purchases in both the western and work wear sections of our stores. Our store environment, product offering and marketing materials represent the aesthetics of the true American West, country music and rugged, outdoor work. These threads are woven together in our motto, "Be True", which communicates the genuine and enduring spirit of the Boot Barn brand.

Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not impacted by changing fashion trends. Accordingly, approximately 70% of our inventory is kept in-stock through automated replenishment programs. The majority of our merchandise is sold at full price and is not subject to typical inventory markdowns. Our boot selection, which comprises approximately one-third of each store's selling square footage space, is merchandised on self-service fixtures with western boots arranged by size and work boots arranged by brand. This allows us to display the full breadth of our inventory and deliver a convenient shopping experience. We also carry market-leading assortments of denim, western shirts, cowboy hats, belts and belt buckles, western-style jewelry and accessories. Our western assortment includes many of the industry's most sought-after brands, such as Ariat, Dan Post, Justin, Levi Strauss, Lucchese, Miss Me, Montana Silversmith, Resistol and Wrangler. Our work assortment includes rugged footwear, outerwear, overalls, denim and shirts for the most physically demanding jobs where durability, performance and protection matter, including safety-toe boots and flame-resistant and high-visibility clothing. Among the top work brands sold in our stores are Carhartt, Dickies, Timberland Pro and Wolverine. Our merchandise is also available on our e-commerce website, www.bootbarn.com.

Boot Barn was founded in 1978 and, over the past 36 years, has grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales and profit increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth, as evidenced by:

•
18 consecutive quarters of positive same store sales growth averaging 11.8% per quarter;

•
store base expansion to 155 stores as of June 6, 2014 from 86 stores as of the end of fiscal 2012 through a combination of organic growth and strategic acquisitions;

•
an increase in net sales from $168.7 million to $345.9 million between fiscal 2012 and fiscal 2014, including our e-commerce sales, representing a 43.2% CAGR;

•
an increase in Adjusted EBITDA from $21.7 million to $40.3 million between fiscal 2012 and fiscal 2014, representing a 36.2% CAGR (see "Prospectus summary—Summary consolidated financial and other data" for a discussion and reconciliation of Adjusted EBITDA to net income); and

•
an increase in net income from a net loss of $5.3 million to net income of $5.7 million between fiscal 2012 and fiscal 2014.

Our competitive strengths

We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

Powerful lifestyle brand.    The Boot Barn brand is built on western lifestyle values that are core to American culture. Our deep understanding of this lifestyle enables us to create long-lasting relationships with our customers who embody these ideals. Our brand is highly visible through our sponsorship of rodeos, stock shows, concerts and country music artists. In fiscal 2014, we sponsored 257 local community rodeos, 9 national rodeos and 89 other country and western events. We sell our products through pop-up shops at several of the largest events that we sponsor. We believe these grassroots marketing efforts make our brand synonymous with the western lifestyle, validate our brand's authenticity and establish Boot Barn as the trusted specialty retailer for all of our customers' everyday needs.

Largest and fastest growing specialty retailer of western and work wear in the U.S.    Our broad geographic footprint, which currently spans 24 states and is comprised of more than twice as many stores as our nearest direct competitor, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition. Over the past two fiscal years, we have grown our stores at a 32.9% CAGR.

Attractive, loyal customer base.    Our customers come to us for many aspects of their everyday footwear and clothing needs because of the breadth and availability of our product offering. In fiscal 2011 we implemented our customer loyalty program, B Rewarded, to enhance our connection and relationship with our customers. Our loyalty program has grown rapidly since inception with approximately 2.0 million members as of June 6, 2014. Approximately 90% of our sales in fiscal 2014 were generated by customers who were already in our loyalty program or signed up to participate in our loyalty program at the time of their purchase. We leverage this database, which provides useful information about our customers, to enhance our marketing activities across our channels, refine our merchandising and planning efforts and assist in our selection of sites for new stores.

Differentiated shopping experience.    We deliver a one-stop shopping experience that engages our customers and, we believe, fulfills their lifestyle needs. Our stores are designed to create an inviting and engaging experience and include prominent storefront signage, a simple and easy-to-shop layout and a large and conveniently arranged self-service selection of boots. We offer significant inventory breadth and depth across a range of boots, apparel and accessories. We believe that our strong, long-lasting supplier relationships enhance our ability to provide a compelling merchandise assortment with a strong in-stock position both in-store and online. Our knowledgeable store associates are passionate about our merchandise and deliver a high level of service to our customers. These elements help promote customer loyalty and drive repeat visits.

Compelling merchandise assortment and strategy.    We believe we offer a diverse merchandise assortment that features the most sought-after western and work wear brands, well-regarded niche brands and exclusive private brands across a range of boots, apparel and accessories. We have a core assortment of styles that serves as a foundation for our merchandising strategy and we augment and tailor that assortment by region to cater to local preferences. In fiscal 2014, the vast majority of our merchandise sales were at full price, which, we believe, demonstrates the strength of our brand and the less discretionary nature of our product offering.

Portfolio of exclusive private brands.    We have leveraged our scale, merchandising experience and customer knowledge to launch a portfolio of private brands exclusive to us, including Shyanne, Cody James, American Worker and BB Ranch. Our private brands offer high-quality western and work boots as well as apparel and accessories for men, ladies and kids. Each of our private brands, which address product and price segments that we believe are underserved by third-party brands, offers exclusive products to our customers and achieves better merchandise margins. Customer receptivity and demand for our private brands has been strong, demonstrated by the private brands' increasing penetration and significant sales momentum across our store base and online.

Versatile store model with compelling unit economics.    We have successfully opened and currently operate stores that generate strong cash flow, consistent store-level financial results and an attractive return on investment across a variety of geographies, markets, store sizes and location types. As of the end of fiscal 2014, all of our stores included in same store sales were profitable. We successfully operate stores in markets characterized as agribusiness centers, ranch regions, oil and gas markets, as well as in various geographies in the U.S., such as California, the Southwest, the Midwest and the South. Our stores are successful in small, rural towns as well as major metropolitan areas, such as Houston, Los Angeles, Nashville and Phoenix.

Our new store model requires an average net cash investment of approximately $670,000 and targets an average payback period of less than three years. Our lean operating structure, coupled with our strong supplier relationships, has allowed us to grow with minimal supply chain investments as most of our products ship directly from our suppliers to our stores. We believe that our proven retail model and attractive unit economics support our ability to grow our store footprint in both new and existing markets across the U.S.

Highly experienced management team and passionate organization.    Our senior management team has extensive experience across all key retail disciplines. With an average of approximately 25 years of experience in their respective functional areas, our senior management team has been instrumental in developing a robust and scalable infrastructure to support our growth. In addition to playing an important role in developing our long-term growth initiatives, our senior management team embraces the genuine and enduring qualities of the western lifestyle and has created a positive culture of enthusiasm and entrepreneurial spirit which is shared by team members throughout our entire organization. Our strong company culture is exemplified by the long tenure of our employees at all levels. For example, our district and regional managers have an average of eight years of service with us and our store managers have an average of more than five years of service with us, including the companies acquired by us.

Our growth strategies

We are pursuing several strategies to continue our profitable growth, including:

Expanding our store base.    Driven by our compelling store economics, we believe that there is a significant opportunity to expand our store base in the U.S. Based on an extensive internal analysis, we believe that we have the potential to grow our domestic store base from 155 stores as of June 6, 2014 to at least 400 domestic locations. We currently plan to target new store openings in both existing markets and new, adjacent and underserved markets that we believe will be receptive to our concept. Over the past several years, we have made significant investments in personnel, information technology, warehouse infrastructure and an e-commerce platform to support the expansion of our operations. We believe that we can grow our store base in the U.S. by at least 10% annually for the next several years.

Driving same store sales growth.    We have delivered 18 consecutive quarters of positive same store sales growth and averaged same store sales growth of 6.7% during the last 12 years. We believe that we can continue to grow our same store sales by increasing our brand awareness, driving additional traffic to our stores and increasing the amount of merchandise purchased by customers while visiting our stores. Our management team has launched several initiatives to accelerate growth, enhance our store associates' selling skills, drive store-level productivity and increase customer engagement through our loyalty program.

Enhancing brand awareness.    We intend to enhance our brand awareness and customer loyalty in a number of ways, such as continuing to grow our store base and our online and social media initiatives. We use broadcast media such as radio, television and outdoor advertisements, to reach customers in new and existing markets. We also maintain our strong market position through our grassroots marketing efforts, including sponsorship of rodeos, stock shows and other western industry events as well as our association with country music and partnerships with up-and-coming country musicians. We have an effective social media strategy with high customer engagement, as evidenced by our Facebook fan base. According to Internet Retailer, we were ranked number one for having the fastest growing fan base of all merchants covered by their survey released in January 2014.(2) As of May 20, 2014, our Facebook fan base eclipsed 2.0 million fans.

Growing our e-commerce business.    Our growing national footprint, expansive Facebook following and broader marketing efforts drive traffic to our e-commerce website. We continue to make investments aimed at increasing traffic to our e-commerce website, which reached over 7.5 million visits in fiscal 2014, and increasing the amount of merchandise purchased by customers who visit our website, while improving the shopping experience for our customers. Since re-launching our e-commerce website with a new platform in fiscal 2011, our e-commerce sales have grown at a 38.2% CAGR. Our e-commerce business allows us to reach customers outside our geographic footprint, with 32.7% of our domestic e-commerce sales during fiscal 2014 being made to customers in states where we do not operate stores. We recently added an e-commerce portal to each of our store locations, offering our in-store customers an "endless aisle" with additional styles, colors and sizes not carried in stores or not currently in stock.

Increasing profitability.    We believe that we have a variety of opportunities to increase the profitability of our business over time. Our ability to leverage our infrastructure and drive store-level productivity due to economies of scale is expected to be a primary driver of our improvement in profitability. We intend to continually refine our merchandise mix and increase the penetration of our private brands to help differentiate us from our competitors and achieve higher merchandise margins. We also expect to capitalize on additional economies of scale in purchasing and sourcing as we grow our geographic footprint and online presence.

Our market opportunity

We offer a variety of boots, apparel and accessories that are basics or necessities for our customers' daily lives. Many of our customers are employed in the agriculture, oil and gas, manufacturing and construction

(2)    Source: Stefany Moore, How Boot Barn uses Facebook to build a national brand, Internet Retailer (January 9, 2014), http://www.internetretailer.com/2014/01/09/how-boot-barn-uses-facebook-build-national-brand.

industries, and are often country and western enthusiasts. We believe that growth in the western segment has been and will continue to be driven by the growth of western events, such as rodeos, the popularity of country music and the continued strength of the western lifestyle. We believe that growth in the work wear segment has been and will continue to be driven by increased output and employment in the oil and gas industries, increasing activity in the construction sector and the return of domestic manufacturing. Additionally, government regulations for workplace safety have driven and, we believe, will continue to drive, sales in specific categories, such as safety-toe boots and flame-resistant and high-visibility clothing for various industrial and outdoor occupations.

Our sales channels

Our stores

As a lifestyle retail concept, our stores offer a broad array of merchandise to outfit an entire family, while working during the week, relaxing on the weekend, or dressing up for an evening out. Our stores are easy to navigate with clear sight lines to all major product categories. Our preferred store layout has ladies' and children's apparel on the right side of the store and men's western and men's work apparel on the left side. Our basic denim is usually merchandised on shelving placed on the exterior walls, while our premium-priced, more stylized denim and clothing are prominently displayed on floor fixtures and mannequins. We utilize the space in the front of the store for accessories such as hats, belts, jewelry, handbags, home merchandise, gifts and various impulse purchase items.

Boots, our signature category, anchor the rear of the store with an expansive assortment displayed on fixtures up to six shelves in height. We offer virtually all of our boots in pairs out on the sales floor. To reflect the typical purchasing decision process of each of our customer segments, we arrange all western boots by size and all work boots by brand. While our knowledgeable and friendly store associates are readily available to assist our customers, the store design facilitates a self-service shopping experience.

Our stores are generally located in or near power and large neighborhood shopping centers with trade areas of five or more miles, and we have also successfully opened stores in malls and outlet center locations. Our stores generally average 10,800 square feet and feature a comprehensive assortment of approximately 200 brands and more than 1,500 styles on average, coupled with attentive, knowledgeable store associates. On average, each of our stores typically has 10 full- and part-time employees, with our larger stores having over 20 employees and smaller stores having as few as five employees. Our stores are designed and managed to drive profitability and, we believe, create a compelling customer shopping experience.

As of June 6, 2014, our retail footprint included 155 stores in the U.S. Two of our stores are operated under the "American Worker" name. Our American Worker stores primarily feature work-related footwear, apparel and accessories.

The below map shows our store footprint as of June 6, 2014:

The following table shows the number of stores in each of the 24 states in which we operated as of June 6, 2014:

State	Number of stores

Arizona	14
California	36
Colorado	7
Florida	4
Georgia	1
Idaho	3
Illinois	1
Indiana	1
Iowa	3
Louisiana	5
Minnesota	2
Missouri	1
Montana	3
Nevada	8
New Mexico	7
North Carolina	1
North Dakota	6
Oregon	3
South Dakota	3
Tennessee	5
Texas	28
Utah	1
Wisconsin	1
Wyoming	11

Total	155

bootbarn.com

Our e-commerce website is a natural extension of our brand and in-store experience, allowing us to further build awareness in our current markets and to reach customers not served by our current geographic footprint. Our e-commerce platform is highly scalable and has exhibited strong growth with e-commerce sales growing at a 38.2% CAGR from fiscal 2011 to fiscal 2014. During fiscal 2014, we had nearly eight million visits to our website and we sold merchandise to customers in all 50 states. During the same fiscal year, 32.7% of our domestic e-commerce sales were from customers in states where we do not operate any stores, with another 11.9% coming from states where we have only one store.

Our growing national footprint and broader marketing efforts drive traffic to our e-commerce website, which in turn also drives traffic to our stores. We believe that many customers, especially those shopping for boots, browse online and then visit our stores to make their purchases to ensure a proper fit. As a multi-channel retailer, we are implementing technology initiatives that integrate in-store and e-commerce platforms into one seamless customer experience. As an example, we recently added an e-commerce portal to each of our store locations, offering our in-store customers an "endless aisle" with additional styles, colors and sizes not carried in the store. In fiscal 2015, we expect to enhance customer service by improving real-time inventory sharing among our stores and e-commerce business.

We also communicate information on current promotions and upcoming events on our e-commerce website, which helps drive purchases online and traffic to our stores. We are working toward making our B Rewarded loyalty program multi-channel, allowing our members who currently earn points, check balances and redeem awards in our stores to also do so online.

Store expansion opportunities and site selection

We have substantial experience in opening stores in new geographic markets and have successfully added, on a net basis, 66 new stores through a combination of organic growth and strategic acquisitions over the past two fiscal years. We evaluate potential new locations in light of a variety of criteria, including local demographics and population, the area's industrial base, the existing competitive landscape, occupancy costs, store visibility, traffic, co-tenancy and accessibility. We also consider a region's total store potential to help ensure efficiencies in store management and media spending. Most of our stores are in high-traffic and highly visible locations and many have freeway signage. Stores located in metropolitan areas are typically established in high-density neighborhoods, and stores located in rural areas are established near highways or major thoroughfares.

Based on an extensive internal analysis of our current customer base, store performance drivers and competitor penetration, we believe that the U.S. market can support at least 400 locations. We utilized multiple methods for measuring market size, including a review of demographic and psychographic factors on a state-by-state basis. We supplemented that data by analyzing our share of the geographic markets in which we currently operate and extrapolating that share to new geographic markets. Based on our market analysis, we have created a regional and state-by-state development plan to strategically extend our store portfolio. Careful consideration was given to operational constraints and merchandising differences in new and existing markets, while balancing the relevant risks associated with opening stores in those markets.

Over the past several years, we have invested in real estate and construction resources, information technology and warehouse infrastructure to support the expansion of our operations. In addition, we have developed a model for new stores that assumes a leased 8,000 to 12,000 square foot space, requires an average net cash investment of approximately $670,000 and targets an average payback period of less than three years. We believe that under this model we can grow our store base by at least 10% annually over the next several years without substantially modifying our current resources and infrastructure.

Store management and training

We have a strong culture focused on providing superior customer service. We believe that our store associates and managers form the foundation of the Boot Barn brand. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. We have a positive culture of enthusiasm and entrepreneurial spirit throughout the Company, which is particularly strong in our stores. Given the lifestyle nature of the Boot Barn brand, we have developed a natural connection between our customers and our store associates.

The strength of our culture results in a store management team with more longevity and lower turnover than traditional specialty retail industry standards. On average, our store managers have an average of more than five years of service with the Company and our voluntary turnover of full-time store associates is only 10% annually.

Given the importance of both fit and function in selling much of our product, we utilize a well-developed sales, service and product training program. We provide over 20 hours of training for new store associates, as well as ongoing product, sales and leadership training. Additionally, we provide home office and supplier-led workshops on products, selling skills and leadership at our annual three-day store manager meeting. Our store management training programs emphasize building skills that lead to effective store management and overall leadership. Our store managers are responsible for hiring and staffing our stores and are empowered with the sales, customer service and operational tools necessary to monitor employee and store performance. We believe that our continued investments in training our employees help drive loyalty from our store associates and, in turn, our customers.

We are committed to providing the right merchandise solution for each of our customers based on the ultimate end use of our products. Our goal is to train each of our store associates to be able to guide a customer throughout a store and provide helpful knowledge on product fit, functions and features across our departments. Rather than rely heavily on sales commissions and supplier-specific incentive programs, we utilize a system under which the vast majority of a store associate's compensation is based on an hourly wage. We believe that this produces a team-oriented culture, creates a less pressured selling environment and helps ensure that our store associates are focused on the specific needs of our customers.

Merchandising

Strategy

We seek to establish our stores as a one-stop destination for western and work-related footwear, apparel and accessories, with approximately 200 brands and more than 1,500 styles on average. Our merchandising strategy is to offer a core assortment of products, brands and styles by store, department and price point. We augment and tailor this assortment by region to cater to local preferences such as toe profiles for western boots, styling for western apparel, and functions and features for work apparel and work boots depending on climate and the local industries served. In addition, we actively maintain a balance between third party brands and our own brands that, we believe, offers our customers a compelling mix between selection, product and value.

We believe that our sales throughout the year are more consistent than most other specialty retail chains. As a result of the dispersion of various western events throughout the year, we rely less on Christmas results, which impact our third fiscal quarter, than other specialty retail chains. Over the last three fiscal years we have generated approximately 33.6% of our net sales during our third fiscal quarter, on average.

Historically, neither the western nor the work component of our business has been meaningfully impacted by fashion trends or seasonality. We believe that many of our customers are driven primarily by utility and brand, and our best-selling styles tend to be items that carry over from year to year with only minor updates. We have a minimal amount of seasonal merchandise that could necessitate significant markdowns. This allows us to implement automated replenishment systems for approximately 70% of our merchandise, meaning that, as sales are captured in a store's POS system, recommended purchase orders are systematically generated for approval by our merchandising group, ensuring our strong in-stock inventory position. As a result, demand and margins for the majority of our products are fairly predictable which reduces our inventory risk.

Our products

During fiscal 2014, our products contributed to overall sales in the following manner:

•
Gender: Men's merchandise accounted for approximately 58% of our sales with the balance being ladies, kids and unisex merchandise.

•
Styling: Western styles comprised approximately 68% of our sales, with work-related and other styles making up the balance.

•
Product category: Boots accounted for nearly half of our sales, with apparel comprising an additional 34% and the balance consisting of hats, gifts, accessories and home merchandise.

Throughout our long history we have maintained collaborative relationships with our key suppliers. These relationships, coupled with our market-leading scale, have allowed us to carry a wide selection of popular and niche brands, including Ariat, Carhartt Workwear, Cinch, Corral, Dan Post, Georgia Boot, Harley-Davidson, Justin Boots, Levi Strauss & Co., Lucchese, Old Gringo, Rocky, Stetson, Timberland, Tony Lama, Wolverine and Wrangler. In many cases, we are one of the largest accounts of our suppliers and have become important as the largest specialty retailer of western and work wear in the U.S. As a result, we have several advantages relative to our competitors, including increased buying power and access to first-to-market or limited edition products. This provides us with competitive differentiation and greater merchandise margins.

Our scale has also allowed us to introduce our own proprietary western wear brands, Shyanne and Cody James, which offer high-quality western boots, shirts, jackets and hats for women and men, respectively. We also develop private brand merchandise for our work wear business under the name American Worker, and for our home and gift category under the name BB Ranch. We created these brands to address segments that we believe are underserved by third-party brands. We have a dedicated product development team that designs and sources merchandise from suppliers around the world. These product assortments are exclusive to Boot Barn and are merchandised and marketed as if they were third-party brands both in our stores and on our e-commerce website. In fiscal 2014, sales from our private brand products accounted for approximately 7% of our overall sales. These private brands differentiate us from our competitors and produce higher incremental merchandise margins than the third-party brands that we carry.

Planning and allocation

We believe that we have assembled a talented and experienced team in both the buying and merchandise planning functions. The experience of our team is critical to understanding the technical requirements of our merchandise based on region and use, such as the appropriate safety toe regulations for work boots in a particular industry. The team is constantly managing our replenishment model to ensure a high in-stock position by stock keeping unit, or SKU, on a store-by-store basis. Our merchandising team optimizes the product selection, mix and depth across our stores by analyzing demand on a market-by-market basis, continuously reviewing our sell-through results, communicating with our suppliers about local market preferences and new products, shopping our competitors' stores, and immersing themselves in trade and western lifestyle events including rodeos, country music concerts and other industry-specific activities. Our merchandising team also makes frequent visits to our stores and partners with our regional, district and store managers to refine the merchandise assortment by region. Our team has demonstrated the ability to effectively manage merchandising, pricing and promotional strategies across our store base.

To keep the product assortment fresh, we reposition a small portion of our merchandise on the sales floor every four to six weeks. To drive traffic to our stores and create in-store energy and excitement, we execute a promotional calendar that showcases select brands or merchandise categories throughout the year and rotates on a monthly cadence. Our promotional activity also enables us to consistently engage with our customers both online and in-store, as well as through our various marketing media. While our promotional activity is important for customer engagement, the vast majority of our merchandise sales are at full price. In addition, we have the ability to optimize the price for each merchandise category on a market-by-market basis, which helps us to maximize profitability while remaining price competitive.

Marketing and advertising

Our marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive in-store and online transactions. We customize our marketing mix for each of our markets and purposes. For example, for store grand openings we engage in additional local community outreach and advertise in local print media in select markets. We primarily use the following forms of media:

Radio and television—We purchase spots on regional radio stations, primarily country music channels, to draw customers to nearby locations. We also maintain relationships with several country music artists in order to capitalize on the popularity of country music, using our stores and marketing communications to promote their album sales or concerts. In return, these country music artists often make in-store appearances or mention us on social media and occasionally give private performances. We have also started purchasing television spots to create awareness in new markets and occasionally help support grand openings of new stores.

Direct mail—We conduct several direct mail campaigns, sending out approximately 4.5 million mailers during fiscal 2014, which range in size from postcards to catalogs of over 70 pages.

E-mail—We e-mail our e-commerce customers and members of our B Rewarded loyalty program as part of our cross-channel effort to drive traffic to our stores and website. We currently plan to send 350 million e-mails in fiscal 2015.

Social media—We also have a marketing strategy that has produced a fast-growing social media presence. As of May 20, 2014, we had 2.0 million fans on Facebook and often have more than 15,000 fans per day actively engaged in conversation. Our posts celebrate country and western life and humor, and routinely get thousands of likes and hundreds of shares and comments each. We maintain a social media presence in other key channels, including Instagram and Twitter.

Event sponsorship—We typically sponsor over 300 community-based, western events each year within the regional footprint of our store locations. Houston Livestock Show and Rodeo, a well-known 20-day celebration of western heritage, is one of our most prominent sponsorships and attracts more than two million visitors to Houston, Texas, where we operate nine stores. Other prominent sponsorships include Cheyenne Frontier Days, the largest outdoor rodeo in the U.S., the Professional Rodeo Cowboys Association and related National Finals Rodeo in Las Vegas, Nevada, Professional Bull Riders and the National High School Rodeo Association, which supports rodeos for competitors in high school and junior high school. At more prominent events, we often set up pop-up shops as large as 9,000 square feet, which allows participants to purchase our merchandise.

Distribution

During fiscal 2014, our suppliers shipped approximately 94% of our in-store merchandise units directly to our stores and approximately 46% of our e-commerce merchandise units directly to our e-commerce customers. The remaining units were shipped from our 43,646 square foot distribution center that is co-located with our corporate headquarters in Irvine, California. Our distribution center is used to fulfill e-commerce orders and to distribute our private brand purchases and bulk purchases to our stores. In addition, our distribution center also helps to provide inventory for sponsored events and new store openings. In accordance with our automated replenishment programs, third-party suppliers typically deliver merchandise to our stores daily, ensuring in-stock merchandise availability and a steady flow of new inventory for our customers.

Competition

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independents on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. However, we also compete with farm supply stores, online retailers and, to a lesser degree, mass merchants. We have more than twice as many stores as our nearest direct competitor and we believe that our nationally recognized lifestyle brand, economies of scale, breadth and depth of inventory across a variety of categories, strong in-stock position, portfolio of authentic private brands, enhanced supplier partnerships, exclusive offerings and ability to recruit and retain high quality store associates favorably differentiate us from of our competitors.

Properties

Our e-commerce operations, corporate offices and distribution center are housed in three buildings in Irvine, California, which we have leased through October 2015. Of the largest of these buildings, our corporate offices account for 27,076 square feet and our distribution center accounts for the remaining 43,646 square feet. We have 49,905 square feet of additional warehouse space and 13,442 square feet of additional office space located in our other two buildings. Our distribution center and additional warehouse space contain inventory to support our e-commerce operations, and provides staging and storage space to support our private brand initiatives, bulk purchasing programs, event sales and new store openings. All of our stores are occupied under operating leases. The store leases generally have a base lease term of five or 10 years, with multiple renewal periods of five years, on average, exercisable at our option. However, during fiscal 2015, 11 of the 155 store leases that we are a party to as of June 6, 2014 will expire and will not be subject to renewal at our option. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees.

Information technology

We have made significant investments to create a scalable information technology platform to support growth in our retail and e-commerce sales without further near-term investments in our information technology infrastructure. In 2008, we installed a new Enterprise Resource Planning system, which we refer to as Epicor Retail. We use this system for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. We operate Epicor Retail on a software-as-a-service platform. This approach allows us to regularly upgrade to the most recent software release with minimal operational disruption, nominal systems infrastructure investment and with a relatively small in-house information technology department. Epicor Retail also interfaces with our accounting system, Microsoft Dynamics.

Intellectual property

We regard our trademarks as having value and as being important to our marketing efforts. We have registered our trademarks in the U.S., including our brand name "Boot Barn" and our private label brands. We have not sought foreign trademark protection because we do not actively conduct business outside of the U.S. We also own the domain name for our website, www.bootbarn.com. Our policy is to pursue registration of our trademarks and to oppose their infringement by third parties.

Our employees

As of June 1, 2014, we employed 739 full-time and 1,061 part-time employees, of which 166 were employed at our corporate office and distribution center and 1,634 were employed at our stores. The number of employees, especially part-time employees, fluctuates depending upon our seasonal needs and, in fiscal 2014 after the Baskins Acquisition, which added 146 full-time and 192 part-time employees, varied between approximately 1,489 and 1,826 employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good. We have never experienced a strike or significant work stoppage.

Regulation and legislation

We are subject to labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations and other laws at the federal, state and local level, including consumer protection regulations, such as the Consumer Product Safety Improvement Act of 2008, that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with all applicable laws.

We source many of our private brand products from outside the U.S. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our supplier compliance agreements mandate compliance with applicable law, including these laws and regulations.

Legal proceedings

We are occasionally a party to legal actions arising in the ordinary course of our business, including employment-related claims and actions relating to intellectual property. None of these legal actions, many of which are covered by insurance, has had a material effect on us. Although, as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims, litigation is inherently unpredictable. Therefore, we could incur judgments or enter into settlements that could have a material adverse effect on our business, financial condition or results of operations.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our directors and executive officers as of June 6, 2014:

Name	Age	Position(s)

James G. Conroy	44	President, Chief Executive Officer and Director
Paul Iacono	53	Chief Financial Officer and Secretary
Laurie Grijalva	56	Vice President of Buying and Merchandising
Peter Starrett	66	Chairman of the Board
Greg Bettinelli	41	Director
Brad J. Brutocao	40	Director
Christian B. Johnson	33	Director
J. Frederick Simmons	59	Director

Executive officers

James G. Conroy.    Mr. Conroy has been a director and our President and Chief Executive Officer since 2012. Prior to joining Boot Barn, Mr. Conroy served as Chief Operating Officer and Interim Co-Chief Executive Officer for Claire's Stores, Inc. Mr. Conroy joined Claire's Stores, Inc. in 2007 and served as President from 2009 to 2012. Before joining Claire's Stores, Inc., Mr. Conroy was also employed by Blockbuster Entertainment Group from 1996 to 1998, Kurt Salmon Associates from 2003 to 2005 and Deloitte Consulting in various key capacities. Mr. Conroy received a bachelor's degree in business management and marketing and a master's degree in business administration from Cornell University. We believe Mr. Conroy is qualified to serve on our board of directors because of his expertise in the strategic and operational aspects of the retail industry, which he has gained during his 22 years working in the industry.

Paul Iacono.    Mr. Iacono has been our Chief Financial Officer since 2009 and our Secretary since 2012. From 2006 to 2009, Mr. Iacono was a CFO partner with Tatum LLC where he provided interim CFO services to companies in transition including Logistics Express, Big Train and Kate Somerville. From 2000 to 2006, Mr. Iacono was the Chief Financial Officer of Pinecreek Capital, a small business investment company (SBIC). Prior to 2000, Mr. Iacono held various financial executive and director level positions primarily with plastics manufacturing businesses. Mr. Iacono received his bachelor's degree in business administration from California State University, Fullerton and an executive master's degree in business administration from Pepperdine University.

Laurie Grijalva.    Ms. Grijalva has been our Vice President of Buying and Merchandising since 2004. Ms. Grijalva joined Boot Barn in 1993 as Senior Merchant and has served in a variety of capacities since that time. Prior to joining Boot Barn, Ms. Grijalva was employed by LeRoy Knitted Sportswear, Grunewald Marx Apparel and Shelley's Tall Girl Shops.

Directors

Biographical information for Mr. Conroy is provided above under "Executive officers". Certain biographical information for our other directors is set forth below.

Peter Starrett.    Mr. Starrett has served as Chairman of the Board since 2012 and as member of our board of directors since 2011. From May to November of 2012, Mr. Starrett served as our interim Chief Executive Officer. Mr. Starrett has over 30 years of experience in the retail industry. In 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and currently serves as its President. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide, a specialty retailer. Previously, he was Chairman and Chief Executive Officer at The Children's Place, a specialty clothing retailer. Prior to that, he held senior executive positions at both Federated Department Stores and May Department Stores, each a department store retailer. Mr. Starrett also serves as Chairman of the board of directors of Pacific Sunwear, Inc., a clothing retailer, and serves on the boards of directors of Floor & Decor, Inc., a retailer of hard surface flooring, hhgregg, Inc., a retailer of appliances and consumer electronics, and PETCO Animal Supplies, Inc., a retailer of pet food and supplies. Mr. Starrett also has served on the board of directors of Guitar Center, a retailer of musical instruments. Mr. Starrett received a bachelor's degree from the University of Denver and received a master's degree in business administration from Harvard University. We believe that Mr. Starrett is qualified to serve on our board of directors because of his extensive experience as an officer and director of both public and private companies in the retail industry.

Greg Bettinelli.    Mr. Bettinelli has served as a member of our board of directors since 2012. Mr. Bettinelli has over 15 years of experience in the Internet and e-commerce industries. Since January 2014, Mr. Bettinelli has been a Venture Partner with Upfront Ventures, a venture capital firm. From 2009 to 2013, Mr. Bettinelli was the Chief Marketing Officer for HauteLook, a leading online flash-sale retailer. From 2008 to 2009, Mr. Bettinelli was Executive Vice President of Business Development and Strategy at Live Nation, a ticketing business. From 2003 to 2008, Mr. Bettinelli held a number of leadership positions at eBay, including Senior Director of Business Development at StubHub and Director of Event Tickets and Media. Mr. Bettinelli also serves on the board of directors of hhgregg, Inc., a retailer of appliances and consumer electronics. Mr. Bettinelli received a bachelor's degree from the University of San Diego and a master's degree in business administration from Pepperdine University. We believe that Mr. Bettinelli is qualified to serve on our board of directors because of his extensive experience in online retail marketing and e-commerce.

Brad J. Brutocao.    Mr. Brutocao has served as a member of our board of directors since 2011. In 1997, Mr. Brutocao joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and, in 2008, became a partner. From 1995 to 1997, Mr. Brutocao was employed by Morgan Stanley & Co. Incorporated in the Mergers and Acquisitions Group and Corporate Finance Department. Mr. Brutocao currently serves on the boards of directors of the parent entities of Arhaus LLC, a home furnishings retailer, Floor & Decor, Inc., a retailer of hard surface flooring, and Paradies Holdings LLC, an operator of retail stores and restaurants in airports. Mr. Brutocao received his bachelor's degree from the University of California, Los Angeles. We believe that Mr. Brutocao is qualified to serve on our board of directors because of his experience managing investments in, and serving on the board of, companies operating in the retail and consumer industries.

Christian B. Johnson.    Mr. Johnson has served as a member of our board of directors since 2011. In 2006, Mr. Johnson joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and, in December 2011, became a principal. From 2003 to 2006, Mr. Johnson was employed by Wachovia Securities (now Wells Fargo Securities) in the Leveraged Finance Group. Mr. Johnson currently serves on the boards of directors of the parent entities of BECO Holding Company, a distributor of first response fire safety equipment and parts, and First Watch Restaurants, Inc., a breakfast, brunch and lunch restaurant chain. Mr. Johnson received his bachelor's degree from Colgate University. We believe that Mr. Johnson is qualified to serve on our board of directors because of his experience and insights into strategic expansion opportunities, transactional structuring and debt and equity financing.

J. Frederick Simmons.    Mr. Simmons has served as a member of our board of directors since 2011. In 1986, Mr. Simmons joined Freeman Spogli & Co., a private equity investment firm and our controlling stockholder, and became a partner in 1991. Prior to joining Freeman Spogli & Co., Mr. Simmons was a Vice President at Bankers Trust Company, specializing in lending to leveraged buyouts. From 1978 to 1984, he held other key positions with Bankers Trust, including responsibility for middle-market lending in Southern California and serving in the Commercial Banking Group in New York City. Mr. Simmons also serves on the board of directors of the parent entities of PETCO Animal Supplies, a retailer of pet food and supplies, Smile Brands Group, a provider of support services to dental practices, and totes››Isotoner Holdings Corp., a designer, marketer and distributor of high quality branded rain products, cold weather products, footwear and related accessories. Mr. Simmons received his bachelor's degree from Williams College and his master's degree in business administration from New York University. We believe that Mr. Simmons is qualified to serve on our board of directors because of his extensive experience as a board member of numerous retail and consumer businesses and his extensive experience and insight into strategic expansion opportunities, capital markets and capitalization strategies.

Composition of the board of directors after this offering

Currently our board of directors consists of six directors. Our amended and restated bylaws will provide that our board of directors will consist of the number of directors that our board of directors may determine from time to time, up to a maximum of              directors. Our board of directors has determined that Messrs.                                           are independent for the purpose of serving on our board of directors under the independence standards promulgated by                           .

Upon the completion of this offering, Freeman Spogli & Co. will control approximately         % of the total voting power of our outstanding common stock, assuming no exercise by the underwriters of their option to purchase additional shares of common stock in this offering. As a result, we will be considered a "controlled company" under the corporate governance listing standards of                                         . As a controlled company, we will be exempt from the obligation to comply with certain                           corporate governance requirements, including the following:

•
that a majority of our board of directors consists of "independent directors", as defined under the rules of                            ;

•
that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

•
that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
that there be an annual performance evaluation of our corporate governance and nominating committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame. We also intend to comply with all of the corporate governance requirements of                           , regardless of any exemption from those requirements available to us as a controlled company.

Board committees

Prior to the completion of this offering, our board of directors will establish the following committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The initial composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee will provide oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the audit committee will be responsible for the following:

•
assisting the board of directors in oversight of the independent auditors' qualifications, independence and performance;

•
the engagement, retention, oversight, evaluation and compensation of the independent auditors;

•
reviewing the scope of the annual audit;

•
reviewing and discussing with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements, including the disclosures in our annual and quarterly reports filed with the SEC;

•
reviewing our risk assessment and risk management processes;

•
reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•
establishing procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; and

•
approving audit and permissible non-audit services provided by our independent auditor.

The initial members of our audit committee will be                                         , who will be the chair of the committee,                                          and                                          . All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and                           . Our board of directors will have determined that Mr.                                           is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the                           . Messrs.                                           and                                          will be independent directors of our audit committee as defined under the applicable rules and regulations of the SEC and                           . To the extent that our board of directors determines that any of these individuals is not independent for purposes of serving on the audit committee, we intend to rely, to the extent possible, on the                                          's transition rules applicable to companies completing an initial public offering. Our audit committee will have a written charter that sets forth our audit committee's purpose and responsibilities.

Compensation committee

Our compensation committee will adopt, administer and review the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. Our compensation committee will also be responsible for the duties set forth in its written charter, including:

•
evaluating annually the performance of our chief executive officer in consultation with the board of directors;

•
reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•
determining the compensation of our chief executive offer based on its evaluation and review;

•
reviewing and approving the compensation of all other executive officers;

•
adopting and administering our equity compensation plans;

•
making recommendations regarding non-employee director compensation to the full board of directors;

•
reviewing the performance of the compensation committee, including compliance with its charter; and

•
retaining and supervising compensation consultants and other advisors to the compensation committee and evaluating independence and conflict of interest issues with respect to these advisors to ensure compliance with applicable laws and listing standards.

The initial members of our compensation committee will be                                         , who will be the chair of the committee,                                          and                                          . All of the members of our compensation committee will be independent under the applicable rules and regulations of the SEC and                           . The members of our compensation committee will be "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

Corporate governance and nominating committee

Our corporate governance and nominating committee will be responsible for, among other things, making recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, our corporate governance and nominating committee will be responsible for:

•
identifying individuals qualified to become board members;
•
overseeing our corporate governance guidelines;
•
approving our committee charters;
•
overseeing compliance with our code of business conduct and ethics;
•
contributing to succession planning;
•
reviewing actual and potential conflicts of interest of our directors and officers;
•
overseeing the management evaluation process; and
•
overseeing the board self-evaluation process.

The initial members of our corporate governance and nominating committee will be                                         , who will be the chair of the committee,                                          and                                          . All of the members of our governance and nominating committee will be

independent under the applicable rules and regulations of                           . Our corporate governance and nominating committee will have a written charter that sets forth the committee's purpose and responsibilities.

Code of business conduct and ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. As required under the applicable rules and regulations of the SEC and                                         , our code of business conduct and ethics addresses, among other things, conflicts of interest, public disclosure, corporate opportunities, confidentiality, fair dealing, protection and proper use of listed company assets, compliance with laws, rules and regulations, whistleblowing and enforcement provisions. Any waiver of our code of business conducts and ethics with regard to our Chief Executive Officer, Chief Financial Officer, or persons performing similar functions may only be authorized by our audit committee. The code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Executive and director compensation

Summary compensation table

The following table presents information regarding the total compensation of our principal executive officer and our two other most highly compensated executive officers for services rendered during fiscal 2014. We refer to these executive officers as our "named executive officers".

Name & principal position	Year	Salary ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)

James G. Conroy President, Chief Executive Officer and Director	2014	$600,000	$407,917	$—	$1,007,917
Paul Iacono Chief Financial Officer and Secretary	2014	$259,020	$146,914	$10,200	$416,134
Laurie Grijalva Vice President of Buying and Merchandising	2014	$229,615	$74,282	$27,585	$331,482

(1)    Amounts shown represent the annual cash performance-based bonus earned by the named executive officer for fiscal 2014 pursuant to the achievement of certain company and, in the case of Ms. Grijalva, individual performance objectives.

(2)    Amounts shown represent matching contributions to our 401(k) plan for the named executive officers and, in the case of Ms. Grijalva, the cash-out of accrued vacation time.

Narrative disclosure to summary compensation table

Salaries and non-equity incentive awards

Our board of directors assesses salary recommendations made by our senior management after reviewing those recommendations alongside our performance and financial condition for the fiscal year and carefully evaluating each executive officer's performance during the fiscal year, subject to the requirements set forth in any applicable employment agreement. Our board of directors also establishes an annual incentive bonus program designed to reward our senior executives for achieving targeted amounts of a variation of Adjusted EBITDA set at the beginning of the fiscal year, as well as additional individual performance goals in the case of some of our senior executives. The annual incentive bonus for fiscal 2014 for Messrs. Conroy and Iacono was based entirely on the achievement of that variation of Adjusted EBITDA target set by our board of directors at the beginning of the fiscal year. If that target were achieved, Mr. Conroy and Mr. Iacono would be awarded bonuses equal to 60% and 50%, respectively, of their base salaries, and if that target were exceeded, then their bonuses would be increased, as a percentage of their base salary, on a sliding scale based on the amount by which the target was exceeded. The annual incentive bonus for fiscal 2014 for Ms. Grijalva was based on the achievement of individual performance objectives in addition to that variation of Adjusted EBITDA target, in each case set by our board of directors at the beginning of fiscal 2014. If both the individual performance objectives and that Adjusted EBITDA target were achieved, Ms. Grijalva would be awarded a bonus equal to 30% of her base salary, and if that Adjusted EBITDA target were exceeded, then the portion of her bonuses based on that Adjusted EBITDA target would be increased, as a percentage of her base salary, on a sliding scale based on the amount by which the target was exceeded. See "Non-GAAP financial measures" at the beginning of this prospectus.

Employment agreements in effect during fiscal 2014

The following descriptions of the employment agreements that we have entered into with Messrs. Conroy and Iacono are summaries only. They do not contain complete descriptions of all provisions of those employment agreements and we encourage you to read in their entirety the copies of these agreements that are filed as exhibits to the registration statement of which this prospectus forms a part.

  James G. Conroy

We entered into an employment agreement with Mr. Conroy on November 12, 2012 pursuant to which Mr. Conroy serves as our President and Chief Executive Officer. Mr. Conroy's employment agreement has a term of three years, after which it will automatically renew each year for successive one-year terms unless either party provides written notice of non-renewal or his employment is otherwise terminated, in each case pursuant to the terms of his employment agreement.

Mr. Conroy's employment agreement provides him with a base salary of $600,000 per year. He is also eligible to receive a bonus of 60% of his base salary each year if we achieve our budget, with the opportunity to receive a maximum aggregate bonus of up to 120% of his base salary if we achieve additional performance targets established by our board of directors. For fiscal 2014, his performance target was based on achieving a budgeted variation of Adjusted EBITDA, with the opportunity to earn an additional bonus based on any amount by which that budget was exceeded, as described above. Pursuant to this agreement, Mr. Conroy participates in our health and welfare benefit plans that are generally available to our executives.

If we terminate Mr. Conroy's employment without "Cause" or if he resigns for "Good Reason" (as those terms are defined in his employment agreement), or if we fail to renew his employment agreement, he is entitled to receive, subject to his execution of a valid release of claims, severance pay equal to his base salary for a period of 12 months. If Mr. Conroy's employment is terminated without Cause within one year following a change of control (as defined in his employment agreement), then in addition to the foregoing payments, he is entitled to receive a bonus equal to 60% of his base salary.

  Paul Iacono

We entered into an employment agreement with Mr. Iacono on November 23, 2011 pursuant to which Mr. Iacono served as our Chief Financial Officer, which agreement was terminated and replaced by a new employment agreement in January 2, 2014.

Prior employment agreement.    Mr. Iacono's prior employment agreement provided him with a base salary of $250,000 per year. He was also eligible to participate in our bonus plan and to receive a bonus of up to 50% of his base salary each year if we achieved performance goals (including revenue and EBITDA targets) established by our board of directors.

Current employment agreement.    Mr. Iacono's current employment agreement provides him with a base salary of $261,363 per year. He is also eligible to participate in our bonus plan upon achieving certain revenue targets and other goals established by our board of directors from time to time. Mr. Iacono is eligible to earn a target bonus of 50% of his base salary. For fiscal 2014, his performance target was based on achieving a budgeted variation of Adjusted EBITDA, with the opportunity to earn an additional bonus based on any amount by which that budget was exceeded, as described above. Mr. Iacono is eligible to participate in our benefit plans and programs that are generally available to our executives.

If we terminate Mr. Iacono's employment without "Cause" or if he resigns for "Good Reason" (as those terms are defined in his employment agreement), he is entitled to receive, subject to his execution of a valid release of claims, severance pay equal to his base salary for a period of nine months and a prorated bonus payment. If Mr. Iacono's employment terminates due to his death or Disability (as defined in his employment agreement), he or his personal representatives or heirs are entitled to receive, subject to execution of a valid release of claims, severance pay equal to his base salary for three months and a prorated bonus payment.

  Restrictive covenants

Each of our named executive officers are subject to certain non-solicitation restrictions while employed and after termination of employment. In addition, each of our named executive officers is subject to confidentiality and non-disparagement restrictions.

  Laurie Grijalva

Ms. Grijalva was not party to a written employment agreement in fiscal 2014, but her compensation arrangements for that fiscal year were formalized in an employment agreement, effective May 11, 2014, pursuant to which Ms. Grijalva serves as our Vice President of Buying and Merchandising. The following description of the Ms. Grijalva's employment agreement is a summary only. It does not contain a complete description of all provisions of her employment agreement and we encourage you to read in its entirety the copies of this agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ms. Grijalva's current employment agreement provides her with a base salary of $245,000 per year. She is eligible to participate in our bonus plan, and her potential target bonus compensation is 30% of her base salary each year, based upon meeting goals (including individual performance objectives and a budgeted variation of Adjusted EBITDA) established by us, with the opportunity to earn an additional bonus based on any amount by which that budget was exceeded, as described above. Ms. Grijalva is eligible to participate in our sponsored health and welfare benefit plans available to other similarly-situated officers of the Company. Ms. Grijalva receives reimbursement for reasonable business expenses of the type authorized by the Company.

If we terminate Ms. Grijalva's employment without "Cause" (as defined in her employment agreement), then she is entitled to receive, subject to her execution of a valid release of claims, severance pay equal to her base salary for a period of six months.

Outstanding equity awards at fiscal year end

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of March 29, 2014.

	Number of securities underlying unexercised options(1)
				Option exercise price ($)		Option expiration date
Name	Exercisable (#)		Unexercisable (#)

James G. Conroy(3)	2,392		9,566	$186.76	(2)	December 21, 2022
	2,392		9,566	$280.14	(2)	December 21, 2022
Paul Iacono(4)	1,570		2,355	$100.00	(2)	January 27, 2022
	1,570		2,355	$200.00	(2)	January 27, 2022
Laurie Grijalva(4)	645	(5)	—	$0.04		March 24, 2018
	1,570		2,355	$100.00	(2)	January 27, 2022
	1,570		2,355	$200.00	(2)	January 27, 2022

(1)    All of the options reflected in this table were granted pursuant to our 2011 Equity Incentive Plan, except for 645 options granted to Ms. Grijalva under our 2007 Equity Incentive Plan. Under the 2011 Equity Incentive Plan, there is no automatic acceleration of vesting upon a change of control. All options granted under our 2007 Equity Incentive Plan are fully vested. Our right to repurchase shares of common stock issued upon exercise of options upon termination of employment will terminate upon consummation of this offering.

(2)    Reflects the exercise price as applicable to the options as of March 29, 2014. In connection with the special dividend that was paid to our stockholders on April 17, 2014, the exercise price of these options was reduced by $50.00 per share, which was the amount of the dividend paid to our stockholders. No modifications were made to any other terms of the previously issued stock options. See "Prospectus summary—Recent developments—Dividend and related payments and adjustments".

(3)    Stock options granted to Mr. Conroy vested or vest in five equal annual installments beginning December 21, 2013, subject to his continued employment with us.

(4)   Except as otherwise indicated, stock options granted to Mr. Iacono and Ms. Grijalva vested or vest in five equal annual installments beginning January 27, 2013, subject to his or her continued employment with us.

(5)    Stock options granted to Ms. Grijalva were fully vested on December 12, 2011.

  401(k) plan

We currently maintain, and following the offering will continue to maintain, a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation subject to applicable annual Code limits. Under the 401(k) plan, we make matching contributions to participants equal to 100% of the participant's elective deferrals, up to a maximum of 3% of the participant's annual compensation, and 50% of the participant's additional elective deferrals, up to a maximum of 5% of the participant's annual compensation. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

  Severance benefits

See "Executive and director compensation—Narrative disclosure to summary compensation table—Employment agreements in effect during fiscal 2014" for a description of payments that may be made to our named executive officers in connection with their termination of employment.

2011 Equity Incentive Plan

None of our named executive officers received grants of equity awards in fiscal 2014. We maintain our 2011 Equity Incentive Plan, pursuant to which we have granted 104,310 non-qualified stock options to our or our subsidiaries' employees, consultants and non-employee directors, including the option awards granted to our named executive officers prior to fiscal 2014 and described in the immediately preceding table, except to the extent otherwise indicated. We intend to cease granting awards under this plan upon the implementation of our 2014 Equity Incentive Plan described below.

2014 Equity Incentive Plan

The following is a summary of the material terms of our 2014 Equity Incentive Plan as it is currently contemplated, which will be in effect upon the completion of this offering. Our board of directors is still in the process of developing, approving and implementing the 2014 Equity Incentive Plan and, accordingly, this summary is subject to change.

Our 2014 Equity Incentive Plan provides for the grant of incentive stock options and nonstatutory stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, stock grants and qualified performance-based awards, which we collectively refer to as "awards", in connection with our 2014 Equity Incentive Plan. Directors, officers and other employees of the Company and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under our 2014 Equity Incentive Plan. The purpose of our 2014 Equity Incentive Plan is to provide incentives that will attract, retain and motivate highly competent directors, officers, employees and consultants to promote the success of our business.

Administration

Our 2014 Equity Incentive Plan is expected to be administered by the compensation committee of the board of directors. The board of directors itself may also exercise any of the powers and responsibilities under our 2014 Equity Incentive Plan. Subject to the terms of our 2014 Equity Incentive Plan, the plan administrator will select the recipients of awards and determine, among other things:

•
the number of shares of common stock covered by the awards and the dates upon which such awards shall become exercisable or any restrictions lapse, as applicable;

•
the type of award and the exercise or purchase price and method of payment for each such award;

•
the vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and

•
the duration of awards.

All decisions, determinations and interpretations by the compensation committee with respect to our 2014 Equity Incentive Plan and the terms and conditions of or operation of any award are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under our 2014 Equity Incentive Plan or any award.

Available shares

The aggregate number of shares of our common stock which may be issued or used for reference purposes under our 2014 Equity Incentive Plan or with respect to which awards may be granted, subject to the automatic increase provisions described below, may not exceed                           shares. These shares may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under our 2014 Equity Incentive Plan are for any reason canceled, or expire or terminate unexercised, the number of shares covered by such awards will again be available for the grant of awards under our 2014 Equity Incentive Plan. In addition, (i) shares used to pay the exercise price of a stock option and (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as issued under our 2014 Equity Incentive Plan and will therefore again be available for the grant of future awards. The maximum number of shares of common stock that may be subject to awards granted to any one participant during a calendar year shall be                            .

The general pool of                           shares of common stock initially authorized under our 2014 Equity Incentive Plan also will be increased each January 1 starting in 2015 by an amount equal to the lesser of (i)                            % of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (ii)                            shares and (iii) any lower amount determined by our board.

Adjustment for corporate actions

In the event of any change in the outstanding shares of common stock as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar distribution with respect to the shares of common stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to our 2014 Equity Incentive Plan, (ii) the numbers and kinds of shares or other securities subject to then outstanding awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding stock options or SARs (without change in the aggregate purchase price as to which such stock options or SARs remain exercisable) and (iv) the repurchase price of each share of restricted stock then subject to a risk of forfeiture in the form of a Company repurchase right. Any such adjustment in awards will be determined and made by the compensation committee in its sole discretion.

Eligibility for participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under our 2014 Equity Incentive Plan. The selection of participants is within the sole discretion of the compensation committee.

Awards

The following sections briefly describe the principal features of the various awards that may be granted under our 2014 Equity Incentive Plan.

Incentive stock options.    Incentive stock options are intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, and will be granted pursuant to incentive stock option agreements. The plan administrator will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. In addition, incentive options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant. No incentive option may be exercised on or after the tenth anniversary of the grant date (or after the fifth anniversary with respect to an employee who owns, or is deemed to own, more than 10% of our voting stock).

Nonstatutory stock options.    Nonstatutory stock options are not intended to qualify as incentive stock options under Section 422 of the Code and will be granted pursuant to nonstatutory stock option agreements. The plan administrator will determine the exercise price for a nonstatutory stock option.

Stock appreciation rights.    A stock appreciation right, or a SAR, entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. SARs may be granted in tandem with a stock option, such that the recipient has the opportunity to exercise either the stock option or the SAR, but not both. The base exercise price (above which any appreciation is measured) will not be less than 50% of the fair market value of the common stock on the date of grant of the SAR or, in the case of an SAR granted in tandem with a stock option, the exercise price of the related stock option. The administrator may pay that amount in cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted stock and stock units.    A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions are typically based on continuing employment. During the period of restriction, participants holding shares of restricted stock shall, except as otherwise provided in an individual award agreement, have full voting and dividend rights with respect to such shares. Participants holding restricted stock units may be entitled to receive payments equivalent to any dividends declared with respect to the common stock referenced in the grant of the restricted stock units, but only following the close of the applicable restriction period and then only if the underlying common stock has been earned. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance units.    A performance unit award is a contingent right to receive predetermined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both. Furthermore, based on the level of performance, the number of shares issued upon achievement of specified levels of performance could be more than the number of performance units.

The compensation committee has discretion to select the length of any applicable restriction or performance period, the kind and/or level of the applicable performance goal, and whether the performance goal is to apply to us, one of our subsidiaries or any division or business unit, or to the recipient, provided that any performance goals be objective and otherwise meet the requirements of Section 162(m) of the Code. Generally, a recipient will be eligible to receive payment under a qualified performance-based award only if the applicable performance goal or goals are achieved within the applicable performance period, as determined by the compensation committee.

Stock grants.    A stock grant is an award of shares of common stock without restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation or as inducement grants or achievement awards. Stock grants are made without any forfeiture conditions.

Qualified performance-based awards.    Qualified performance-based awards include performance criteria intended to satisfy Section 162(m) of the Code. Section 162(m) of the Code limits our federal income tax deduction for compensation to certain specified senior executives to $1.0 million dollars, but excludes from that limit "performance-based compensation". Any form of award permitted under our 2014 Equity Incentive Plan other than stock grants, may be granted as a qualified performance-based award, but in each case will be subject to satisfaction of performance goals or (in the case of stock options) based on continued service. The performance criteria used to establish performance goals are limited to the following: (i) cash flow (before or after dividends), (ii) earnings per share (including, without limitation, earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) stockholder return or total stockholder return, (vi) return on capital (including, without limitation, return on total capital or return on invested capital), (vii) return on investment, (viii) return on assets or net assets, (ix) market capitalization, (x) economic value added, (xi) debt leverage (debt to capital), (xii) revenue, (xiii) sales or net sales, (xiv) backlog, (xv) income, pre-tax income or net income, (xvi) operating income or pre-tax profit, (xvii) operating profit, net operating profit or economic profit, (xviii) gross margin, operating margin or profit margin, (xix) return on operating revenue or return on operating assets, (xx) cash from operations, (xxi) operating ratio, (xxii) operating revenue, (xxiii) market share improvement, (xxiv) general and administrative expenses and (xxv) customer service.

Transferability

Awards granted under our 2014 Equity Incentive Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the compensation committee may provide for the transferability of nonstatutory stock options at the time of grant or thereafter to certain family members.

Transactions

In the event of a transaction, including (i) any merger or consolidation of the Company, (ii) any sale or exchange of all of the common stock of the Company, (iii) any sale, transfer or other disposition of all or substantially all of the Company's assets, or (iv) any liquidation or dissolution of the Company, the compensation committee may, with respect to all or any outstanding stock options and SARs, (1) provide that such awards will be assumed, or substantially equivalent rights shall be provided in substitution therefore, (2) provide that the recipient's unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised within a specified period following written notice to the recipient, (3) provide that outstanding awards shall become exercisable in whole or in part prior to or upon the occurrence of the transaction, (4) provide for cash payments, net of applicable tax withholdings, to be made to the recipients, (5) provide that, in connection with a liquidation or dissolution of the Company, awards shall convert into the right to receive liquidation proceeds net of the exercise price of the awards and any applicable tax withholdings, or (6) any combination of the foregoing. With respect to outstanding awards other than stock options or SARs, upon the occurrence of a transaction other than a liquidation or dissolution of the Company which is not part of another form of transaction, the repurchase and other rights of the Company under each such award will transfer to the Company's successor. Upon the occurrence of such a liquidation or dissolution of the Company, all risks of forfeiture and performance goals applicable to such other awards will automatically be deemed terminated or satisfied, unless specifically provided to the contrary in the award. Any determinations required to carry out any of the foregoing will be made by the compensation committee in its sole discretion.

Change of control

Subject to any contrary provisions in any applicable award agreement, upon the occurrence of a change of control:

•
all outstanding unvested awards and awards subject to a risk of forfeiture, other than awards conditioned on the achievement of performance goals, will immediately become vested in full and no longer be subject to any risk of forfeiture unless they are assumed or otherwise continued in a manner satisfactory to the compensation committee, or substantially equivalent rights are provided in substitution for such awards, in each case by the acquiring or succeeding entity or one of its affiliates; and

•
if a pro rata portion of the performance goals under awards conditioned on the achievement of performance goals or other business objectives has been achieved as of the effective date of the change of control, then such performance goals or other business objectives shall be deemed satisfied as of such change of control with respect to a pro rata portion of the number of shares subject to the original award. The pro rata portion of the performance goals or other business objectives and the number of shares subject to the original awards shall each be based on the length of time within the performance period which has elapsed prior to the change of control. The pro rata portion of any award deemed earned in this manner will be paid out within 30 days following the change of control. The remaining portion of such an award that is not eligible to be deemed earned as of the change of control will be deemed to have been satisfied, earned or forfeited as of the change of control in such amounts as the compensation committee shall determine in its sole discretion unless that remaining portion is assumed by the acquiring or succeeding entity or one of its affiliates, which will be deemed to occur if that remaining portion is subjected to (i) comparable performance goals based on the post-change of control business of the acquiror or succeeding entity or one of its affiliates, and (ii) a measurement period using a comparable period of time to the original award, each in a manner satisfactory to the compensation committee.

Under our 2014 Equity Incentive Plan, a change of control is defined as the occurrence of any of the following: (1) a transaction, as described above, unless securities possessing more than 50% of the total combined voting power of the resulting entity or ultimate parent entity are held by one or more persons who held securities possessing more than 50% of the total combined voting power of the Company immediately prior to the transaction; (2) any person or group of persons, excluding the Company and certain other related entities, directly or indirectly acquires beneficial ownership of securities possessing more than 20% of the total combined voting power of the Company, unless pursuant to a tender or exchange offer that the Company's board of directors recommends stockholders accept; (3) over a period of no more than 36 consecutive months there is a change in the composition of the Company's board such that a majority of the board members ceases to be composed of individuals who either (i) have been board members continuously since the beginning of that period, or (ii) have been elected or nominated for election as board members during such period by at least a majority of the remaining board members who have been board members continuously since the beginning of that period; or (4) a majority of the board members vote in favor of a decision that a change of control has occurred.

Amendment and termination

Our board of directors may at any time amend any or all of the provisions of our 2014 Equity Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise subject to stockholder approval of certain amendments as required by the plan or applicable law or stock exchange requirement. Unless otherwise required by law or specifically provided in our 2014 Equity Incentive Plan, the rights of a participant under awards granted prior to any amendment, suspension or termination may not be adversely affected without the consent of the participant. Our 2014 Equity Incentive Plan expires after 10 years.

Allocation of awards; plan benefits

It is not presently possible to determine the dollar value of award payments that may be made or the number of options, shares of restricted stock, restricted stock units, or other awards that may be granted under our 2014 Equity Incentive Plan in the future, or the individuals who may be selected for such awards because awards under our 2014 Equity Incentive Plan are granted at the discretion of the compensation committee.

Limitation on liability and indemnification matters

Section 145 of the DGCL authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Section 102 of the DGCL, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law, such protection would be unavailable for liability:

•
for any breach of a duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law.

Our amended and restated bylaws will further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws will also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into customary indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and officer to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws for expenses such as, among other things, attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. In addition, our indemnification agreements also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive. We also maintain directors' and officers' liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Director compensation for fiscal 2014

Other than as set forth in the table below, directors who are also our employees or who beneficially own, or are employees of entities that beneficially own, our common stock did not receive in fiscal 2014, and do not currently receive, any compensation for their service as a member of our board of directors or any committee of our board of directors other than the reimbursement of their out-of-pocket expenses incurred in connection with that service. Our other directors received only the following compensation in fiscal 2014 for these services:

Name	Fees earned or paid in cash(1) ($)	All other compensation ($)	Total ($)

Greg Bettinelli	$30,000	$—	$30,000
Peter Starrett	$40,000	$—	$40,000

(1)    Consists of annual retainer fees

We are currently in the process of determining the appropriate compensation program for our directors for periods following the completion of this offering, but we anticipate that the program will include customary compensation elements such annual cash retainer fees, annual equity grants and the reimbursement of reasonable expenses incurred in connection with the performance of director duties.

Certain relationships and related party transactions

Other than compensation arrangements with our directors and executive officers, we describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party, in which:

•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

The following persons and entities that participated in the transactions listed in this section were related persons at the time of the transaction:

John Grijalva, the husband of Ms. Grijalva, works as an independent sales representative for Dan Post Boot Company, Sidran, Inc., Kenco Fashion Inc. and Outback Trading Company, LTD. We purchased merchandise from these suppliers in the aggregate approximate amounts of $9.8 million, $6.8 million and $5.2 million in fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Mr. Grijalva was paid commissions on these sales of approximately $0.7 million, $0.5 million and $0.4 million, respectively, in these fiscal years, a portion of which were passed on to other sales representatives working for Mr. Grijalva.

Patrick Meany beneficially held more than 5% of Boot Barn Holding Corporation until the Recapitalization and served as our Chief Executive Officer until May 2012. Following his employment, we continued to pay to Mr. Meany his base salary for an additional 18 months following termination in accordance with his employment agreement and we reimbursed a portion of his medical and dental insurance premiums during that period. The aggregate amount of these payments was approximately $0.3 million in fiscal 2013. We lease one store in Paso Robles, California from an entity affiliated with Mr. Meany. The aggregate amount of payments made by us pursuant to that lease was approximately $0.2 million in each of fiscal 2012 and fiscal 2013.

Kenneth Meany is the father of Patrick Meany and beneficially held more than 5% of Boot Barn Holding Corporation until the Recapitalization. We lease seven stores from entities affiliated with Mr. Meany. The aggregate amount of payments made by us pursuant to those leases was approximately $1.3 million in fiscal 2012 and $1.4 million in fiscal 2013.

See also "Prospectus summary—Our sponsor", "Prospectus summary—Recent developments—Dividend and related payments and adjustments" and Note 14 to the consolidated financial statements included elsewhere in this prospectus.

Payments relating to our fiscal 2012 recapitalization

In connection with the Recapitalization in fiscal 2012, Freeman Spogli & Co. received an advisory services fee of $1.3 million for its services provided to us in structuring and arranging the recapitalization. In addition, Mr. Starrett received $125,000 in connection with his services provided to our company in connection with the recapitalization.

Existing stockholders agreement

We are party to a Stockholders Agreement, dated as of December 12, 2011, among us and certain of our stockholders, including Freeman Spogli & Co. and certain of our executive officers. However, upon the completion of this offering, the Stockholders Agreement will be terminated.

Registration rights agreement

Pursuant to the terms of a registration rights agreement, Freeman Spogli & Co. and certain other signatories thereto will be entitled to various rights with respect to the registration of the resale of their shares of our common stock under the Securities Act. Registration of the resale of any of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased in these resales by affiliates of us.

Demand registration rights

At any time following the expiration of the lock-up period applicable to this offering, subject to certain conditions and restrictions contained in the registration rights agreement, Freeman Spogli & Co. will be able to require us to use our reasonable best efforts to register the resale of its shares of our common stock under the Securities Act. Freeman Spogli & Co. may exercise up to three demand registration rights as long as it requests registration with respect to common stock with a fair market value of at least $20 million in each demand registration.

Piggyback registration rights

After the closing of this offering, in the event of a demand registration, or if we propose to register any of our own securities under the Securities Act in a public offering, we will be required to provide notice to the holders of our common stock with registration rights under the registration rights agreement and provide them with the right to include their shares in the registration statement, subject to certain conditions and exceptions contained in the registration rights agreement.

Expenses

We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of the resale of shares of our common stock held by the holders of our common stock with registration rights under the registration rights agreement.

Indemnification

We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities in connection with a demand or piggyback registration of shares of common stock, including under the Securities Act.

Indemnification of directors and officers

Our amended and restated bylaws will provide that we will indemnify and advance expenses to our directors and executive officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except as otherwise prohibited under the DGCL.

We have entered into customary indemnification agreements with each of our directors and executive officers. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Our indemnification agreements also provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the indemnification agreements are not exclusive. See "Executive and director compensation—Limitation on liability and indemnification matters".

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Review, approval or ratification of transactions with related persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and "related persons". For the purposes of the policy, "related persons" will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning 5% or more of our outstanding common stock.

Our related person transactions policy will require:

•
that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, which we refer to as a "related person transaction", and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our audit committee or by the disinterested members of the audit committee, as applicable; and

•
that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the compensation committee of our board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•
management must disclose to the audit committee or the disinterested members of the audit committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings (to the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules); and

•
management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transactions policy will provide that the audit committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent", "outside" or "non-employee" director, as applicable, under the rules and regulations of the SEC, the                                         an d the Code. In approving or rejecting any related person transaction, the audit committee or the disinterested members of the audit committee, as applicable, is required to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Prior to our becoming a public company we will not have any formal written policy regarding related party transactions, but any related party transactions are brought to the attention of our board of directors.

 Principal and selling stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of                                          , 2014 by:

•
each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock;

•
each selling stockholder;

•
each of our directors;

•
each of our named executive officers; and

•
all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of                                         , 2014, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon shares of our common stock outstanding as of                                         , 2014, and                                         sh ares of our common stock outstanding after this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. To our knowledge, except as set forth in the footnotes to this table and subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is: c/o Boot Barn Holdings, Inc., 15776 Laguna Canyon Road, Irvine, California 92618.

	Shares beneficially owned before offering			Share beneficially owned after offering
Shares being offered
Beneficial owner	Number	Percentage		Number	Percentage

Freeman Spogli & Co.(1)		%			%
Capitala Finance Corp.(2)		%			%
Hartford Financial Services Group Inc.(3)		%			%
Brookside Mezzanine Fund II, L.P.(4)		%			%
Ampex Retirement Master Trust(5)		%			%
JJJ Charitable Foundation(6)		%			%
Patrick Meany(7)		%			%
Greg Bettinelli(8)		%			%
Brad J. Brutocao		%			%
Christian B. Johnson		%			%
J. Frederick Simmons		%			%
Peter Starrett(9)		%			%
James G. Conroy(10)		%			%
Paul Iacono(11)		%			%
Laurie Grijalva(12)		%			%
All directors and executive officers as a group (7 persons)		%			%

(1)    The indicated shares are held of record by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P., or collectively, FSEP VI. FS Capital Partners VI, LLC, as the general partner of FSEP VI, has the sole power to vote and dispose of the shares of our common stock owned by FSEP VI. Messrs. Brad J. Brutocao, Benjamin D. Geiger, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, John M. Roth, J. Fredrick Simmons, Ronald P. Spogli and William M. Wardlaw are the managing members of FS Capital Partners VI, LLC, and Messrs. Brutocao, Geiger, Freeman, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw are the members of Freeman Spogli & Co., and as such may be deemed to be the beneficial owners of the shares of our common stock owned by FSEP VI. Each of Messrs. Brutocao, Geiger, Freeman, Halloran, Ralph, Roth, Simmons, Spogli and Wardlaw disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address of FSEP VI and FS Capital Partners V, LLC is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025. If the underwriters exercise in full their option to purchase additional shares, such stockholder will beneficially own              shares upon the consummation of the offering.

(2)    The indicated shares are held of record by CapitalSouth Partners Fund II and CapitalSouth SBIC Fund III. CapitalSouth Partners F-II, LLC is the general partner of CapitalSouth Partners Fund II and CapitalSouth Partners SBIC F-III, LLC is the general partner of CapitalSouth SBIC Fund III. Both CapitalSouth Partners F-II, LLC and CapitalSouth Partners SBIC F-III, LLC are wholly owned and managed by Capitala Finance Corp. As such, Capitala Finance Corp. has the power to vote and dispose of the indicated shares. The business address for Capitala Finance Corp. is 4201 Congress Street, Suite 360, Charlotte, NC 28209.

(3)    The indicated shares are held of record by Hartford Accident and Indemnity Company and Hartford Life and Accident Insurance Company. Hartford Financial Services Group, Inc. is the parent company of Hartford Accident and Indemnity Company and Hartford Life and Accident Insurance Company. The business address for Hartford Financial Services Group, Inc. is One Hartford Plaza, Hartford, CT 06155.

(4)   The indicated shares are held of record by Brookside Mezzanine Fund II, L.P. Brookside Mezzanine Partners, LLC, as the general partner of Brookside Mezzanine Fund II, L.P., has the power to vote and dispose of the indicated shares owned by Brookside Mezzanine Fund II, L.P. Messrs. David D. Buttolph, John N. Irwin III, Corey L. Sclar, Phillip L. Fitting, and Raymond F. Weldon are the managing members of Brookside Mezzanine Partners, LLC, and as such, may be deemed to be the beneficial owners of the shares of our common stock owned by Brookside Mezzanine Fund II, L.P. Each of Messrs. Buttolph, Irwin, Sclar, Fitting and Weldon disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address for Brookside Mezzanine Partners, LLC is One Stamford Forum, 201 Tresser Boulevard, Suite 330, Stamford, CT 06901.

(5)    The indicated shares are held of record by Ampex Retirement Master Trust. Park AQ Pension Management Inc. is the investment manager of the Ampex Retirement Master Trust and has the power to vote and dispose of the shares of our common stock owned by Ampex Retirement Master Trust. John N. Irwin III is the indirect majority owner of Park AQ Pension Management, Inc. and, as such, has investment and voting power as to these shares. Mr. Irwin has no pecuniary interest in these shares and disclaims beneficial ownership of these shares. The business address of Ampex Retirement Master Trust is c/o Park AQ Pension Management Inc. 201 Tresser Blvd., Suite 300, Stamford, and Connecticut 06901.

(6)   JJJ Charitable Foundation is a charitable foundation. The members of the board of trustees of the JJJ Foundation have the power to vote and dispose of the shares owned by the JJJ Charitable Foundation and, as such, may be deemed to be the beneficial owners of our shares owned by JJJ Charitable Foundation. The members of the board of trustees of JJJ Charitable Foundation are John Irwin, Janet Irwin, Genevieve Irwin (58 Cliffdale Road, Greenwich, Ct. 06831), Anna Irwin (431 Beacon Street, Apt 3W, Boston, MA 02115), and Jane Droppa (11826 Farside

Road, Ellicott City, MD 21042). None of such trustees has a pecuniary interest in these shares and each of the trustees disclaims any beneficial interest in these shares. The address of JJJ Charitable Foundation is 201 Tresser Boulevard, Suite 300, Stamford, CT 06901.

(7)    The indicated shares include              shares held of record by the Patrick Matthew Meany Exempt Trust.

(8)   The indicated shares consist of (i)               shares held of record and (ii)               shares subject to outstanding options which are exercisable within 60 days of March 29, 2014.

(9)   The indicated shares consist of (i)               shares held of record by the Starrett Family Trust, dated April 11, 1999, and (ii)                shares subject to outstanding options which are exercisable within 60 days of March 29, 2014.

(10)  The indicated shares consist of              shares subject to outstanding options which are exercisable within 60 days of March 29, 2014.

(11)  The indicated shares consist of (i)               shares held of record and (ii)               shares subject to outstanding options which are exercisable within 60 days of March 29, 2014.

(12)  The indicated shares consist of              shares subject to outstanding options which are exercisable within 60 days of March 29, 2014.

Description of capital stock

We have provided below a summary description of our capital stock as it will be in effect upon the completion of this offering. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, as well as the provisions of applicable Delaware law.

Upon consummation of this offering, our authorized capital stock will consist of                           shares of common stock, par value $              per share. Immediately after the closing of this offering, there will be                           shares of our common stock outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting rights, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Holders of shares of our common stock are entitled to receive pro rata dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any series of preferred stock that we may designate in the future.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors to issue up to              shares of preferred stock in one or more series (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•
the designation of the series;

•
the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•
the voting rights, if any, of the holders of the series;

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•
the dates at which dividends, if any, will be payable;

•
the rights of priority and amounts payable, if any, on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•
the redemption rights and price or prices, if any, for shares of the series;

•
the terms of any purchase, retirement or sinking fund, if any, provided for shares of the series;

•
the terms, if any, upon which the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether issued by our company or by any other entity;

•
restrictions, if any, upon issuance of indebtedness of our company so long as any shares of the series are outstanding; and

•
restrictions, if any, on the issuance of shares of the same series or of any other class or series.

The issuance of preferred stock may adversely affect the rights of holders of our common stock by, among other things:

•
restricting dividends on the common stock;

•
diluting the voting power of the common stock;

•
impairing the liquidation rights of the common stock; or

•
discouraging, delaying or preventing a change in control of our company without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no present plans to issue any shares of preferred stock.

Authorized but unissued capital stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                                          , which would apply so long as the common stock remains listed on the                                         , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Options

See "Executive and director compensation—2011 Equity Incentive Plan" for a summary of the relevant terms of our 2011 Equity Incentive Plan.

Registration rights

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders who will hold an aggregate of                                         sha res of our common stock after this offering will have registration rights which enable them to require us to file a registration statement registering the resale of their shares to the public. For example, Freeman Spogli & Co. will be able to exercise three demand registration rights, each of which would require us to register for resale under the Securities Act its shares of common stock. For a description of the new registration rights agreement, see "Certain relationships and related party transactions—Registration rights agreement".

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law

Undesignated preferred stock

As discussed above, the ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Such provisions may also impede or discourage transactions that some, or a majority, or our stockholders might believe to be in their best interests, or in which our stockholders might receive a premium for their shares of common stock over the market price for such shares.

Requirements for advance notification of stockholder meetings, nominations and proposals; board vacancies

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Amendments to our amended and restated certificate of incorporation and amended and restated bylaws

The DGCL provides that, unless a corporation's certificate of incorporation provides otherwise, the affirmative vote of holders of shares constituting a majority of the votes of all shares entitled to vote may approve amendments to the certificate of incorporation. Our amended and restated certificate of incorporation will not provide for any different approval requirement.

Our amended and restated certificate of incorporation will authorize our board of directors to make, alter or repeal our amended and restated bylaws without stockholder approval.

Limitations on stockholder action by written consent

Our amended and restated bylaws will prohibit the taking of any action of our stockholders by written consent without a meeting, unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock. This may lengthen the amount of time required to take stockholder action.

Exclusive venue

Our amended and restated certificate of incorporation and bylaws will require, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws and (4) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in the Court of Chancery of the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Stockholder meetings

Our amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only by or at the direction of our board of directors. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting. The absence of cumulative voting makes it more difficult for a minority stockholder to elect a director to our board.

Delaware anti-takeover statute

We have not opted out of, and therefore are subject to, Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company's board of directors. Generally, a business combination includes a merger, an asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect that Section 203 would have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could defer, delay or discourage offers or takeover attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the supermajority stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate opportunity

Our amended and restated certificate of incorporation provides that neither Freeman Spogli & Co. nor its affiliates have any duty to refrain from engaging directly or indirectly in a corporate opportunity in the same or similar lines of business in which we now engage or propose to engage. In addition, in the event that Freeman Spogli & Co. acquires knowledge of a potential transaction or other business or employee thereof, it shall not be liable to us nor to any of our stockholders (or any affiliates thereof) for breach of any fiduciary or other duty by engaging in any such activity and we waive and renounce any claim based on such activity. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

Limitations of liability and indemnification

See "Executive and director compensation—Limitation on liability and indemnification matters".

Market listing

We intend to apply to have our common stock listed on the                                         un der the symbol "BOOT".

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                           .

Material United States federal income tax consequences to non-U.S. holders of our common stock

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock for cash in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•
a nonresident alien individual;

•
a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes);

•
a foreign estate; or

•
a foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative procedures of the Internal Revenue Service, or the IRS, all as in effect as of the date hereof. These authorities are subject to change and to differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those summarized below. No ruling has been or will be sought from the IRS with respect to the matters summarized below, and there can be no assurance that the IRS will not take a contrary position regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary is not a complete analysis of all of the potential U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of our common stock by non-U.S. holders, nor does it address any U.S. federal estate or gift tax consequences, any tax consequences arising under any state, local, or foreign tax laws, any consequences under the 3.8% Medicare contribution tax or any consequences under other U.S. federal tax laws. In addition, this discussion does not address tax consequences resulting from a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•
partnerships, other pass-through entities, or beneficial owners of interests in those entities;

•
foreign governments or entities they control;

•
"controlled foreign corporations" and their stockholders;

•
"passive foreign investment companies" and their stockholders;

•
corporations that accumulate earnings to avoid U.S. federal income tax;

•
U.S. expatriates or former long-term residents of the U.S.;

•
banks, insurance companies or other financial institutions;

•
persons subject to the alternative minimum tax;

•
tax-exempt pension funds or other tax-exempt organizations;

•
tax-qualified retirement plans;

•
traders, brokers, or dealers in securities, commodities, or currencies;

•
persons that own or have owned, or are deemed to own or have owned, more than 5% of our common stock (except to the extent specifically set forth below);

•
persons who hold our common stock as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•
persons deemed to sell our common stock under the constructive sale provisions of the Code.

Prospective investors should consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning, and disposing of our common stock, as well as any tax consequences arising under any state, local, or foreign tax laws and any other U.S. federal tax laws. Prospective investors should also consult their tax advisors regarding the potential impact of any applicable income tax treaty.

Distributions on common stock

If we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock, or effect one of certain redemptions that are treated for tax purposes as distributions with respect to our common stock, any such distributions or redemptions will constitute dividends for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such a distribution exceeds both our current and our accumulated earnings and profits, such excess will be allocated ratably among the shares of common stock with respect to which the distribution is made, will constitute a return of capital, and will first be applied against and reduce the non-U.S. holder's adjusted tax basis in those shares of common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder's tax basis in that non-U.S. holder's shares of common stock then will be treated as gain from the sale of that common stock, subject to the tax treatment described below under "Gain on disposition of common stock". A non-U.S. holder's adjusted tax basis in a share of common stock is generally the purchase price of the share, reduced by the amount of any distributions constituting a return of capital with respect to that share.

Any dividend paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is eligible for benefits under an income tax treaty and wishes to claim a reduced rate of withholding, the non-U.S. holder generally will be required to provide us or our paying agent with a properly completed IRS Form W-8BEN, Form W-8BEN-E, or other applicable form, certifying under penalties of perjury the non-U.S. holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of the dividend and may be required to be updated periodically. Special certification requirements apply to non-U.S. holders that hold common stock through certain foreign intermediaries. Non-U.S. holders that do not timely provide the required certifications, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If we are not able to determine whether or not a distribution will exceed current and accumulated earnings and profits at the time the distribution is made, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold to the extent attributable to the portion of the distribution in excess of our current and accumulated earnings and profits.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with the non-U.S. holder's U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., as defined under the applicable treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax on the dividends. To claim the exemption, the non-U.S. holder must furnish a properly executed IRS Form W-8ECI (or other applicable form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., as defined under the applicable treaty) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate as is specified by an applicable income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with a U.S. trade or business, as adjusted for certain items.

Gain on disposition of common stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), in which case the non-U.S. holder will be required to pay tax on the net gain derived from the sale, exchange, or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty, and in the case of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•
the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale, exchange, or other taxable disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty) on the gain derived from the sale, exchange, or other taxable disposition, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the U.S.) provided that the non-U.S. holder has timely filed U.S. federal income tax returns reporting those losses; or

•
our common stock constitutes a "United States real property interest" by reason of (i) our having a status as a "United States real property holding corporation", or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, and, (ii) in the case where shares of our common stock are regularly traded on an established securities market, the non-U.S. holder having owned, directly or indirectly, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock. In that case, the non-U.S. holder will be required to pay tax on the net gain derived from the sale, exchange, or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons or at such lower rate as may be specified by an applicable income tax treaty, and the gross proceeds from the applicable transaction may be subject to a 10% withholding tax, which the non-U.S. holder may claim as a credit against the non-U.S. holder's U.S. federal income tax liability. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC at any time depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, we would be a USRPHC if the fair market value of our United States real property interests were to equal or exceed 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined for U.S. federal income tax purposes.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends and other distributions paid to the non-U.S. holder and the amount of tax, if any, withheld with respect to those distributions. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder's country of residence.

In addition, a non-U.S. holder may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person or otherwise establishes an exemption. The backup withholding rate is 28%. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•
If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person or otherwise establishes an exemption.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, which we refer to below as a "U.S.-related person", information reporting and backup withholding generally will not apply.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless the non-U.S. holder certifies under penalties of perjury (on IRS Form W-8BEN, Form W-8BEN-E or other applicable form) that the non-U.S. holder is not a U.S. person.

Backup withholding is not a tax. Any amounts withheld from a non-U.S. holder under the backup withholding rules may be allowed as a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, provided that the non-U.S. holder timely furnishes the required information to the IRS.

FATCA

Legislation generally referred to as "FATCA" imposes a 30% U.S. withholding tax on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to:

(i)     a "foreign financial institution" (as specifically defined for purposes of FATCA) unless the institution enters into an agreement with the U.S. Treasury to collect and disclose information regarding the institution's U.S. account holders (including certain account holders that are foreign entities with U.S. owners) and to withhold on certain payments, or unless it otherwise qualifies for an exemption, and

(ii)    a "non-financial foreign entity" (also as specifically defined for purposes of FATCA) unless the entity provides the payor with a certification that it does not have any substantial direct or indirect U.S. owners or provides information identifying the substantial U.S. owners of the entity (which generally include any U.S. person who directly or indirectly owns more than 10% of the entity), or unless the entity agrees to report that information to the IRS or otherwise qualifies for an exemption.

FATCA withholding would apply to dividends paid after June 30, 2014 (or, in certain circumstances, after later dates) and to gross proceeds from sales or other dispositions of our common stock after December 31, 2016. Where applicable, intergovernmental agreements between the U.S. and other countries with respect to the implementation of FATCA and non-U.S. laws, regulations and other authorities enacted or issued with respect to those intergovernmental agreements may modify the requirements under FATCA described above. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

The summary of material U.S. federal income tax consequences above is included for general information purposes only. Potential purchasers of our common stock are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock.

 Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Although we expect the shares of our common stock to be approved for listing on the                                         , we cannot assure you that a significant public market for our common stock will develop or be sustained. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

We may issue shares of our common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions or investments.

Sale of restricted securities

Upon the completion of this offering,                                          share s of common stock will be outstanding. In addition, options to acquire                                           shares of our common stock were outstanding as of the date of this prospectus. All of the shares sold in this offering will be freely tradable unless held by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock that will be outstanding after this offering will be "restricted securities", as defined in Rule 144. Restricted securities may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock upon completion of this offering will be available for sale in the public market, taking into account the provisions of Rules 144 and 701 under the Securities Act, as follows:

•
restricted shares will be eligible for immediate sale upon consummation of this offering; and

•
restricted shares will be eligible for sale upon the expiration of lock-up agreements 180 days after the date of this offering.

Rule 144

In general, under Rule 144 a person (or persons whose shares are aggregated) who may be deemed our affiliate is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of

•
1% of the then outstanding shares of common stock; and

•
the average weekly trading volume during the four calendar weeks preceding each such sale,

provided that at least six months has elapsed since such shares of common stock were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must also comply with such provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares of common stock acquired by affiliates through purchases in the open market following this offering). A person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell shares of common stock (i) subject only to the requirements as to availability of current public information about us, provided that a period of at least six months has elapsed since the shares of common stock were acquired from us or any affiliate of ours, and (ii) without regard to any requirement of Rule 144, provided that at least one year has elapsed since the shares of common stock were acquired from us or any affiliate of ours.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after we become a reporting company under the Exchange Act. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with its minimum holding period or current public information requirements, but subject to the other Rule 144 restrictions. If such person is an affiliate, the sale may be made under Rule 144 without compliance with its minimum holding period requirements, but subject to the other Rule 144 restrictions.

Lock-up agreements

We, each of our directors and officers and certain of our existing stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. Specifically, we, each of our directors and officers and certain of our existing stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, without the prior written consent of J.P. Morgan Securities, LLC, Piper Jaffray & Co. and Jefferies LLC. The lock-up agreements provide exceptions for (a) sales to the underwriters in connection with this offering, (b) our sales in connection with existing incentive plans and (c) other customary exceptions. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Stock options and restricted stock

As soon as practicable after the completion of this offering, we intend to file one or more Form S-8 registration statements under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2011 Equity Incentive Plan or 2014 Equity Incentive Plan. These Form S-8 registration statements will become effective immediately upon filing, and shares covered by these Form S-8 registration statements will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see "Executive and director compensation—Employee benefit and stock plans".

Registration rights

Pursuant to the terms of a registration rights agreement to be entered into in connection with this offering, we will be required to use our reasonable best efforts to register under the Securities Act, under certain circumstances and subject to certain restrictions, resales of up to                                         sha res of our common stock. Any such securities registered for resale under any registration statement will be available for sale in the open market unless restrictions apply. See "Certain relationships and related party transactions—Registration rights agreement".

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Piper Jaffray & Co.
Jefferies LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to                                         add itional shares of common stock from the selling stockholders to cover sales of such shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares are purchased with this option to purchase additional shares of common stock, the underwriters will purchase such shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $               per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by us		Paid by the selling stockholders
	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and transfer agent and registrar expenses, but excluding the underwriting discounts and commissions, will be approximately $              .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Piper Jaffray & Co. and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, officers and selling stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock listed on the                           under the symbol "BOOT".

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares of our common stock referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives of the underwriters can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                           , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000, or the FSMA, (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as "relevant persons". The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(1)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, which for purposes of this section we refer to as the Shares, may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2)    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(3)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, which we refer to as Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP. Certain partners of Bingham McCutchen LLP are limited partners in a partnership that is a limited partner of the Freeman Spogli & Co. investment fund that owns equity interests of us.

Experts

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we encourage you to read in its entirety the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (http://www.sec.gov).

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above. We also maintain a website at www.bootbarn.com. After the completion of this offering, you may access our periodic reports, proxy statements and other information free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or accessible through, our website is not part of this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Boot Barn Holdings, Inc.
Irvine, California

We have audited the accompanying consolidated balance sheets of Boot Barn Holdings, Inc. (formerly WW Top Investment Corporation) and subsidiaries (the "Company") as of March 29, 2014 and March 30, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from December 12, 2011 to March 31, 2012 and of Boot Barn Holding Corporation (the "Predecessor") for the period from April 3, 2011 to December 11, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boot Barn Holdings, Inc. and subsidiaries as of March 29, 2014 and March 30, 2013, and the results of their operations and their cash flows for the years then ended and for the period from December 12, 2011 to March 31, 2012 and of the Predecessor for the period from April 3, 2011 to December 11, 2011, in conformity with accounting principles generally accepted in the U.S.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 13, 2014

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated balance sheets
(in thousands)

	March 29, 2014	March 30, 2013	As adjusted March 29, 2014

			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$1,118	$1,190
Accounts receivable	2,191	1,078
Inventories	102,702	67,995
Prepaid expenses and other current assets	8,685	5,311

Total current assets	114,696	75,574
Property and equipment, net	21,450	10,736
Goodwill	93,097	78,033
Intangible assets, net	59,723	58,017
Other assets	2,897	1,922

Total assets	$291,863	$224,282

Liabilities and stockholders' equity
Current liabilities:
Line of credit	$28,624	$18,910
Accounts payable	36,029	22,488
Accrued expenses and other current liabilities	20,763	14,722
Current portion of notes payable	1,000	2,000

Total current liabilities	86,416	58,120
Deferred taxes	19,960	19,538
Long-term portion of notes payable	98,500	17,000
Related party notes payable	—	50,500
Other liabilities	2,412	1,500

Total liabilities	207,288	146,658
Commitments and contingencies (see Note 10)
Stockholders' equity:
Common stock, $0.001 par value; March 29, 2014 and
March 30, 2013—1,500,000 shares authorized, 757,174 shares
issued and outstanding	1	1
Additional paid-in capital	78,835	77,544
Retained earnings (accumulated deficit)	1,652	(3,725)

Total Boot Barn Holdings, Inc. stockholders' equity	80,488	73,820
Non-controlling interest	4,087	3,804

Total stockholders' equity	84,575	77,624

Total liabilities and stockholders' equity	$291,863	$224,282

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of operations
(in thousands, except per share data)

	Fiscal year ended
	March 29, 2014		March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Net sales		$345,868	$233,203	$58,267	$110,429
Cost of goods sold		231,796	151,357	37,313	72,129
Amortization of inventory fair value adjustment		867	9,199	9,369	—

Total cost of goods sold		232,663	160,556	46,682	72,129

Gross profit		113,205	72,647	11,585	38,300
Operating expenses:
Selling, general and administrative expenses		91,998	62,609	12,769	28,145
Acquisition-related expenses		671	1,138	3,027	7,336

Total operating expenses		92,669	63,747	15,796	35,481

Income (loss) from operations		20,536	8,900	(4,211)	2,819
Interest expense, net		11,594	7,415	1,442	3,684
Other income, net		39	21	5	70

Income (loss) before income taxes		8,981	1,506	(5,648)	(795)
Income tax expense (benefit)		3,321	826	(1,047)	(135)

Net income (loss)		5,660	680	(4,601)	(660)

Net income (loss) attributed to non-controlling interest		283	34	(230)	—

Net income (loss) attributed to Boot Barn Holdings, Inc.		$5,377	$646	$(4,371)	$(660)

Net income (loss) per share:
Basic shares		$7.10	$0.86	$(5.87)	$(3.82)
Diluted shares		$7.01	$0.86	$(5.87)	$(3.82)
Weighted average shares outstanding:
Basic shares		757	750	745	173
Diluted shares		767	750	745	173
(Unaudited) as adjusted net income (loss) per share:
Basic shares	$
Diluted shares	$
(Unaudited) as adjusted weighted average shares outstanding:
Basic shares
Diluted shares

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of stockholders' equity
(in thousands, except shares)

			Preferred stock Series A		Preferred stock Series B
	Common stock						Additional paid-in capital	Retained earnings (accumulated deficit)	Non- controlling interest
	Shares	Amount	Shares	Amount	Shares	Amount				Total

Predecessor balance at April 3, 2011	172,858	$—	31,765	$31,765	1,036	$1,036	$17	$39	$—	$32,857
Net loss								(660)		(660)

Predecessor balance at December 11, 2011	172,858	$—	31,765	$31,765	1,036	$1,036	$17	$(621)	$—	$32,197

Successor balance at December 11, 2011	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of stock	745,305	1					74,659		4,000	78,660
Stock-based compensation expense							99			99
Net loss								(4,371)	(230)	(4,601)

Balance at March 31, 2012	745,305	1	—	—	—	—	74,758	(4,371)	3,770	74,158
Issuance of stock	11,869	—					1,999			1,999
Stock-based compensation expense							787			787
Net loss							—	646	34	680

Balance at March 30, 2013	757,174	1	—	—	—	—	77,544	(3,725)	3,804	77,624
Stock-based compensation expense							1,291			1,291
Net income								5,377	283	5,660

Balance at March 29, 2014	757,174	$1	—	$—	—	$—	$78,835	$1,652	$4,087	$84,575

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated statements of cash flows
(in thousands)

	Fiscal year ended
			(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011
	March 29, 2014	March 30, 2013

Cash flows from operating activities
Net income (loss)	$5,660	$680	$(4,601)	$(660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,628	2,662	656	1,163
Stock-based compensation	1,291	787	99	—
Amortization of intangible assets	3,501	2,926	439	55
Amortization of deferred loan fees	2,507	435	81	286
Loss on disposal of property and equipment	1,980	322	17	4
Accretion of above market leases	(230)	(231)	(63)	(93)
Deferred taxes	(1,874)	(633)	(2,374)	(189)
Amortization of inventory fair value adjustment	867	9,199	9,369	—
Changes in operating assets and liabilities:
Accounts receivable	(710)	(209)	629	(892)
Due from related party	—	—	—	52
Inventories	(14,100)	(4,821)	3,466	(9,436)
Prepaid expenses and other current assets	(871)	(2,490)	(615)	587
Other assets	104	199	278	26
Accounts payable	3,190	4,916	915	4,608
Accrued expenses and other current liabilities	5,944	2,494	(12,385)	10,446
Other liabilities	893	(4,312)	52	165

Net cash provided by (used in) operating activities	$12,780	$11,924	$(4,037)	$6,122

Cash flows from investing activities
Purchases of property and equipment	$(11,400)	$(3,848)	$(698)	$(2,055)
Proceeds from sales of property and equipment	24	61	—	4
Purchase of trademark rights	(200)	—	—	—
Acquisition of business, net of cash acquired	(15,696)	(41,912)	(85,574)	—

Net cash used in investing activities	$(27,272)	$(45,699)	$(86,272)	$(2,051)

Cash flows from financing activities
Proceeds from issuance of stock	$—	$1,999	$76,019	$—
Line of credit—net	9,714	4,324	4,567	101
Proceeds from loan borrowings	100,000	10,583	12,000	—
Repayments on debt and capital lease obligations	(70,126)	(1,461)	(294)	(2,204)
Proceeds from borrowings—related parties	—	25,500	—	—
Debt issuance fees	(3,350)	(1,167)	(1,391)	—
Payment of assumed contingent consideration and debt from acquisitions	(21,818)	(5,405)	—	—

Net cash provided by (used in) financing activities	$14,420	$34,373	$90,901	$(2,103)

Net increase (decrease) in cash and cash equivalents	(72)	598	592	1,968
Cash and cash equivalents, beginning of year	1,190	592		567

Cash and cash equivalents, end of year	$1,118	$1,190	$592	$2,535

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$4,849	$3,337	$95	$445
Cash paid for interest	$9,110	$6,275	$966	$2,782
Supplemental disclosure of non-cash activities:
Unpaid purchases of property and equipment	$132	$65	$—	$—
Equipment acquired through capital lease	$28	$—	$—	$41
Exchange of Predecessor shares for Successor shares	$—	$—	$2,641	$—
Net replacement of Predecessor debt with the same lender	$—	$—	$17,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Notes to consolidated financial statements

1.     Business operations

Boot Barn Holdings, Inc., formerly named WW Top Investment Corporation (the "Company" or "Successor") was formed on November 17, 2011, and is incorporated in the State of Delaware. The equity of the Company consists of 1,500,000 authorized shares and 757,174 outstanding shares of common stock as of each of March 29, 2014 and March 30, 2013 with 710,000 shares of common stock held by Freeman Spogli & Co. as of each of March 29, 2014 and March 30, 2013. The shares of common stock have voting rights of one vote per share.

Boot Barn Holding Corporation (the "Predecessor"), a Delaware corporation, was incorporated on September 28, 2007 and owns 100% of the common stock of Boot Barn, Inc. (together with Predecessor, "Boot Barn"). The Company was formed to effect the purchase of the Predecessor, including the operations of Boot Barn. On December 12, 2011, the Company acquired 94.9% of the outstanding capital stock of the Predecessor, which is referred to as the Recapitalization. During the period from November 17, 2011 through December 11, 2011, there was no material activity of the Company and the Company had no operations prior to the acquisition. In connection with the Recapitalization, management and other investors purchased shares of the Successor's common stock, collectively representing a 9.6% equity interest in Boot Barn Holding Corporation.

As of June 8, 2014, the Company held all of the outstanding shares of common stock of WW Holding Corporation, which held 95.0% of the outstanding shares of common stock of Boot Barn Holding Corporation. On June 9, 2014, WW Holding Corporation was merged with and into the Company and then Boot Barn Holding Corporation was merged with and into the Company. As a result of this reorganization, Boot Barn, Inc. became a direct wholly owned subsidiary of the Company, and the minority stockholders that formerly held 5.0% of Boot Barn Holding Corporation became holders of 5.0% of the Company. On June 10, 2014, the legal name of the Company was changed from WW Top Investment Corporation to Boot Barn Holdings, Inc.

The Company operates specialty retail stores that sell western and work boots and related apparel and accessories. The Company operates retail locations throughout the U.S. and sells its merchandise via the Internet. The Company operated a total of 152 stores in 23 states as of March 29, 2014 and 117 stores in 21 states as of March 30, 2013. As of the fiscal year ending March 29, 2014, all stores operate under the Boot Barn name (other than two stores, which operate under the "American Worker" name).

2.     Summary of significant accounting policies

Basis of presentation

The Company's consolidated financial statements, prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"), include the accounts of the Company and each of its subsidiaries, including WW Holding Corporation, Boot Barn Holding Corporation, Boot Barn, Inc., RCC Western Stores, Inc. ("RCC") and Baskins Acquisition Holdings, LLC ("Baskins"). All intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Fiscal year

The Company reports its results of operations and cash flows on a 52- or 53-week basis, and its fiscal year ends on the Saturday closest to March 31. The years ending March 29, 2014 ("fiscal 2014") and March 30, 2013 ("fiscal 2013") each consisted of 52 weeks. The period from December 12, 2011 to March 31, 2012 (the "Successor Period") consisted of approximately 16 weeks. The period from April 3, 2011 to December 11, 2011 (the "Predecessor Period") consisted of approximately 36 weeks.

Comprehensive income (loss)

The Company does not have any components of other comprehensive income (loss) recorded within its consolidated financial statements and, therefore, does not separately present a statement of comprehensive income (loss) in its consolidated financial statements.

Segment reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company has aggregated its net sales generated from its retail stores and e-commerce website into one operating segment. The operating segment is aggregated because it has a similar class of customer, nature of products and similar economic characteristics. All of the Company's identifiable assets are in the U.S.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to revenue recognition, inventories, goodwill, intangible and long-lived assets, stock-based compensation and income taxes. Management regularly evaluates its estimates and assumptions based upon historical experience and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, the Company's future results of operations may be affected.

Unaudited as adjusted balance sheet information

The unaudited as adjusted balance sheet gives effect to the Company's board of directors' declaration and payment of a cash dividend in April 2014 to holders of common shares, a related payment to holders of vested stock options and the impact of the Company's April 2014 amended and restated term loan and security agreement for the Golub Loan (as defined below). The unaudited as adjusted balance sheet reflects the increase in the dividend liability and reduction in stockholders' equity and the increase in cash and debt from the Golub Loan.

Unaudited as adjusted income (loss) information

The unaudited as adjusted basic and diluted net income (loss) per share is computed using unaudited as adjusted net income and unaudited as adjusted weighted average number of common shares (basic and diluted). The unaudited as adjusted weighted average number of common shares (basic and diluted) gives effect to the increase in the number of shares from the anticipated initial public offering and also reflects the incremental number of shares from the anticipated public offering that would be sufficient to pay the portion of the April 2014 dividend that exceeds earnings for fiscal 2014. The as adjusted weighted average

basic common shares for the fiscal year ended March 29, 2014 is                           . The as adjusted weighted average diluted common shares for the fiscal year ended March 29, 2014 is               .

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents also include receivables from credit card sales. The carrying amounts of cash and cash equivalents represent their fair values.

Accounts receivable

The Company's accounts receivable consists of amounts due from commercial customers for merchandise sold, as well as receivables from suppliers under co-operative arrangements. The Company has concluded that no allowance for bad debts is required.

Inventories

Inventory consists primarily of purchased merchandise and is valued at the lower of cost or market. Cost is determined on a first-in, first-out basis and includes the cost of merchandise and import related costs, including freight, duty and agent commissions. The Company assesses the recoverability of inventory through a periodic review of historical usage and present demand. When the inventory on hand exceeds the foreseeable demand, the value of inventory that, at the time of the review, is not expected to be sold is written down to its estimated net realizable value.

The Company recorded fair value adjustments to reflect the acquired cost of inventory related to its acquisitions of Boot Barn, RCC and Baskins. These amounts were amortized over the period that the related inventory was sold. Amortization of the acquired cost of inventory was $0.9 million, $9.2 million and $9.4 million in the fiscal years ended March 29, 2014 and March 30, 2013, and the Successor Period, respectively.

Deferred loan fees

Deferred loan fees are capitalized and amortized to interest expense over the terms of the applicable loan agreements using the effective interest method. Included in prepaid expenses and other current assets are short-term deferred loan fees of $0.6 million and $0.5 million as of March 29, 2014 and March 30, 2013, respectively. Included in other assets are long-term deferred loan fees of $2.3 million and $1.5 million as of March 29, 2014 and March 30, 2013, respectively.

Property and equipment, net

Property and equipment consists of leasehold improvements, machinery and equipment, furniture and fixtures and vehicles. Property and equipment is subject to depreciation and is recorded at cost less accumulated depreciation. Expenditures for major remodels and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of fixed assets, when applicable, are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives, ranging from five to seven years. Machinery and equipment is depreciated over five years. Furniture and fixtures are depreciated over five to seven years. Vehicles are depreciated over five years. Leasehold improvements are depreciated over the shorter of the terms of the leases or their estimated useful lives.

Goodwill and indefinite-lived intangible assets

Goodwill is recorded as the difference between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is tested for impairment at least annually or more frequently if indicators of impairment exist. An annual goodwill impairment test is performed as of the first day of the fourth fiscal quarter. In fiscal 2013 and prior, the annual goodwill impairment test was performed as of fiscal year-end. The Company changed the timing of its annual impairment test to provide sufficient time to prepare the analysis and meet reporting deadlines. Management evaluates the fair value of the reporting unit using a market-based analysis to review market capitalization as well as reviewing a discounted cash flow analysis using management's assumptions.

The Company conducts a two-step goodwill impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying value. The Company's entire operations represent one reporting unit. The Company determines the fair value of its reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test, which involves comparing the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, will be recognized as an impairment loss. No impairment was recorded during the fiscal years ended March 29, 2014 or March 30, 2013, the Successor Period or the Predecessor Period.

Intangible assets with indefinite lives, which include the Boot Barn trademark, are not amortized but instead are measured for impairment at least annually, or when events indicate that impairment may exist. The Company calculates impairment as the excess of the carrying value of indefinite-lived intangible assets over their estimated fair value. If the carrying value exceeds the estimate of fair value an impairment charge is recorded. No impairment was recorded during the fiscal years ended March 29, 2014, March 30, 2013, the Successor Period or the Predecessor Period.

Definite-lived intangible assets

Definite-lived intangible assets consist of certain trademarks, customer lists, non-compete agreements, and below-market leases. Definite-lived intangible assets are amortized utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, for customer lists is five years, for non-compete agreements is four to five years and for below-market leases is two to 17 years.

Long-lived assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. The Company assesses potential impairment of its long-lived assets whenever events or changes in circumstances indicate that an asset or asset group's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value, and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. The Company has determined that there were no impairments of long-lived assets during the fiscal years ended March 29, 2014 or March 30, 2013, the Successor Period or the Predecessor Period.

Stock-based compensation

Stock-based compensation is accounted for under FASB ASC Topic 718, Compensation—Stock Compensation ("ASC 718"). The Company accounts for all stock-based compensation transactions using a fair-value method and recognizes the fair value of each award as an expense over the service period. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. Judgment is required in estimating the number of share-based awards that the Company expects will ultimately vest upon the fulfillment of service conditions (such as time-based vesting). The consolidated financial statements include amounts that are based on the Company's best estimates and judgments. The Company classifies compensation expense related to these awards in the consolidated statements of operations based on the department to which the recipient reports.

Noncontrolling interest

On December 12, 2011, the Company acquired the majority of the outstanding shares of its consolidated subsidiary Boot Barn Holding Corporation. Certain investors hold approximately 5.0% of the outstanding shares of Boot Barn Holding Corporation. Noncontrolling interests are recorded at the acquisition date fair value plus an allocation of subsidiary earnings (loss) based on the relative ownership interest.

Revenue recognition

Revenue is recorded for store sales upon the purchase of merchandise by customers. E-commerce sales are recorded when the customer takes title of the merchandise and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable, which generally occurs upon delivery of the product. Shipping and handling revenues are included in total net revenue. Shipping costs incurred by the Company are included as cost of goods sold.

Revenue is recorded net of estimated and actual sales returns and deductions for coupon redemptions, estimated future award redemption and other promotions. The sales return reserve reflects an estimate of sales returns based on projected merchandise returns determined through the use of historical average return percentages. The total reserve for returns was $0.4 million, $0.2 million, $0.2 million and $0.1 million as of March 29, 2014 and March 30, 2013 and the end of the Successor Period and the Predecessor Period, respectively. The following table provides a reconciliation of the activity related to the Company's sales returns reserve:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Beginning balance	$238	$169	$139	$139
Provisions	15,034	9,723	2,821	3,800
Sales returns	(14,842)	(9,654)	(2,791)	(3,800)

Ending balance	$430	$238	$169	$139

The Company maintains a customer loyalty program. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue and as an adjustment to net sales. The unearned revenue for this program is recorded in accrued expenses and other current liabilities on the consolidated balance sheets and was $2.0 million, $1.3 million, $1.1 million and $0.7 million as of March 29, 2014 and March 30, 2013 and the end of the Successor Period and the Predecessor Period, respectively. The following table provides a reconciliation of the activity related to the Company's customer loyalty program:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Beginning balance	$1,343	$1,124	$741	$270
Provisions	10,440	5,644	1,325	1,512
Usage	(9,833)	(5,425)	(942)	(1,041)

Ending balance	$1,950	$1,343	$1,124	$741

Proceeds from the sale of gift cards are deferred until the customers use the cards to acquire merchandise. Gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. The Company retains the percentage of the value of such unredeemed gift cards, gift certificates and store credits not escheated and recognize these amounts in net sales. The Company defers recognition of a layaway sale and its related profit to the accounting period when the customer receives the layaway merchandise. Income from the redemption of gift cards, gift card breakage, and the sale of layaway merchandise is included in net sales. In fiscal 2014, the Company elected to participate in a voluntary disclosure program with the State of Delaware in order to settle past due unclaimed property obligations. The Company agreed with the State of Delaware to settle all unreported escheatment liabilities in the amount of $0.3 million. These amounts were recorded in accrued expenses and other current liabilities in fiscal 2014 based upon preliminary settlement amounts. The final settlement was reached with, and amounts were paid to, the State of Delaware in May 2014.

Cost of goods sold

Cost of goods sold includes the cost of merchandise, obsolescence and shrink provisions, store and warehouse occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, compensation costs for merchandise purchasing and warehouse personnel and other inventory acquisition-related costs.

Store opening costs

Store opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other store opening costs are included in SG&A expenses. All of these costs are expensed as incurred.

Advertising costs

Certain advertising costs, including direct mail, television and radio promotions, event sponsorship, in-store photographs and other promotional advertising are expensed when the marketing campaign commences. The Company had prepaid advertising costs of $0.4 million and $0.2 million as of March 29, 2014 and March 30, 2013, respectively. All other advertising costs are expensed as incurred. The Company recognized $11.3 million and $7.1 million in advertising costs during the fiscal years ended March 29, 2014 and March 30, 2013, respectively. Advertising costs of $1.1 million and $3.5 million were recognized for the Successor Period, and the Predecessor Period, respectively.

Leases

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and rent escalations) over the lease term. The difference between the cash paid to the landlord and the amount recognized as rent expense on a straight-line basis is recognized as an adjustment to deferred rent in the consolidated balance sheets. Cash reimbursements received from landlords for leasehold improvements and other cash payments received from landlords as lease incentives are recorded as deferred rent and are amortized using the straight-line method over the lease term as an offset to rent expense. Contingent rent, determined based on a percentage of sales in excess of specified levels, is recognized as rent expense when the achievement of the specified sales that triggers the contingent rent is probable.

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company accounts for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line in the consolidated statements of operations. Accrued interest and penalties, if incurred, are included within accrued expenses and other current liabilities in the consolidated balance sheets. There were no accrued interest or penalties for the fiscal years ended March 29, 2014, March 30, 2013, for the Successor Period or the Predecessor Period.

Per share information

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding shares of common stock. In computing diluted earnings (loss) per share, the weighted average number of common shares outstanding is adjusted to reflect the effect of potentially dilutive securities such as stock options. In accordance with ASC 718, the Company utilizes the treasury stock method to compute the dilutive effect of stock options.

Fair value of certain financial assets and liabilities

The Company follows FASB ASC Topic 820, Fair Value Measurements and Disclosures, ("ASC 820") which requires disclosure of the estimated fair value of certain assets and liabilities defined by the guidance as financial instruments. The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and debt. ASC 820 defines the fair value of financial instruments as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•
Level 1 uses unadjusted quoted prices that are available in active markets for identical assets or liabilities. The Company's Level 1 assets include investments in money market funds.

•
Level 2 uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.

•
Level 3 uses one or more significant inputs that are unobservable and supported by little or no market activity, and reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. The Company's Level 3 assets include certain acquired businesses and its Level 3 liability includes contingent consideration.

Cash and cash equivalents, accounts receivable and accounts payable are valued at fair value and are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified as Level 2 or Level 3 even though there may be certain significant inputs that are readily observable. The Company believes that the recorded value of its financial instruments approximate their current fair values because of their nature and respective relatively short maturity dates or duration.

Although market quotes for the fair value of the outstanding debt arrangements discussed in Note 8 "Revolving credit facilities and long-term debt" are not readily available, the Company believes its carrying value approximates fair value due to the variable interest rates, which are Level 2 inputs. There were no financial assets or liabilities requiring fair value measurements as of March 29, 2014 on a recurring basis.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. At times, such amounts held at banks may be in excess of Federal Deposit Insurance Corporation insurance limits, and the Company mitigates such risk by utilizing multiple banks.

Supplier concentration risk

We purchase merchandise inventories from several hundred suppliers worldwide. Sales of products from our three largest suppliers totaled approximately 40%, 40%, 39% and 39% of our net sales for fiscal 2014, fiscal 2013, the Successor Period and the Predecessor Period, respectively.

Recent accounting pronouncements

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU provide guidance on the financial statements presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward with certain exceptions, in which case such an unrecognized tax benefit should be presented in the financial statements as a liability. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Companies may choose to apply this guidance retrospectively to each prior reporting period presented. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB and the International Accounting Standard Board ("IASB") jointly issued a new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The revenue recognition standard will allow for the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted under GAAP. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

3.     Business combinations

In allocating the purchase price of the following acquisitions, the Company recorded all assets acquired and liabilities assumed at fair value. The excess of the purchase price over the aggregate fair values was recorded as goodwill. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management at the time of the acquisitions.

The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed such excess is allocated to goodwill. The Company determines the estimated fair values after review and consideration of relevant information, including discounted cash flows, quoted market prices and estimates made by management. The Company adjusts the preliminary purchase price allocation, as necessary, during the measurement period of up to one year after the acquisition closing date as it obtains more information as to facts and circumstances existing as of the acquisition date.

Valuations on acquired intangible assets for acquisitions were completed based on Level 3 inputs. The acquired trademarks, customer lists, below-market leases, above-market leases and non-compete agreements are subject to fair value measurements that were based primarily on significant inputs not observable in the market and thus represent Level 3 measurements. The Company recorded the fair values of acquired trademarks using a relief from royalty method. In the relief from royalty method, the fair value of the intangible asset is estimated to be the present value of the royalties saved because the company owns the intangible asset. Revenue projections and estimated useful life were used in estimating the fair value of the trademarks. The non-compete agreements were calculated using the with-or-without method, which utilizes the probability of these employees competing with the Company and revenue projections to calculate the valuation of non-competition agreements. The valuation of the customer list utilized a replacement cost approach, which provides an estimate of the fair value of an asset based on the estimated costs associated with creating a similar asset of like utility. The replacement cost valuation relies on estimates of the average cost to purchase names on a mailing list, as well as response rates. The valuation of the leases below and above market rent were performed using an income approach and were based upon market rent per square foot and market rate inflation.

Baskins Acquisition Holdings, LLC

Effective May 25, 2013, the Company completed the acquisition of 100% of the member interests in Baskins, including 30 stores and an online retail website. Baskins is a specialty western retailer with stores in Texas and Louisiana, and the acquisition expanded the Company's operations into these core markets. The goodwill represents the additional amounts paid in order to expand the Company's geographical presence.

The acquisition-date fair value of the consideration transferred totaled $37.7 million, which consisted of $36.0 million in cash and $1.7 million of contingent consideration. The $36.0 million of cash included $13.7 million paid to the members of Baskins, $2.2 million paid into an escrow account and $20.1 million to repay Baskins' outstanding debt. These payments were partially offset by $1.9 million, which represents the amount of cash on hand immediately prior to the closing of the acquisition. As of March 29, 2014, $1.7 million remained in an escrow account and is not included in the Company's consolidated balance sheet. Claims against the escrow account can be made until November 30, 2014. Due to the nature of the escrow account, the cash portion of the consideration transferred has been determined only provisionally and is subject to change pending the outcome of potential escrow claims.

The Company was obligated to make additional earnout payments, contingent on the achievement of milestones relating to 12-month store sales associated with three new stores for the periods beginning January 24, 2013, January 31, 2013 and February 20, 2013 at each of the three stores. The maximum amount payable upon achievement of the milestones was $2.1 million. Each of the milestones was achieved, and the Company made a cash payment of $2.1 million in the fourth quarter of fiscal 2014. As of the acquisition date, the Company estimated that these earnout payments would be $1.7 million, based on then existing facts and circumstances. The estimated fair value of this earnout was determined by using revenue projections and applying a discount rate to reflect the risk of the underlying conditions not being satisfied such that no payment would be due. The fair value measurement of the earnout was based primarily on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. A total of $0.4 million from the revaluation of contingent consideration was recorded in fiscal 2014 to selling, general and administrative expenses in the Company's consolidated statement of operations.

The total fair value of consideration transferred for the acquisition was allocated to the net tangible and intangible assets based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The goodwill is deductible for income tax purposes. Such estimated fair values require management to make estimates and judgments, especially with respect to intangible assets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date based on the preliminary purchase price (in thousands):

At May 25, 2013 (Level 3)

Assets acquired:
Cash and cash equivalents	$1,935
Current assets	22,083
Property and equipment, net	5,850
Intangible assets acquired	5,006
Goodwill	15,064
Other assets	109

Total assets acquired	50,047

Liabilities assumed:
Other current liabilities	12,119
Line of credit—current	10,259
Notes payable—current	9,819
Contingent consideration	1,740
Above-market leases	83
Capital lease obligation	138

Total liabilities assumed	34,158

Total purchase price	$15,889

Definite-lived intangible assets are recorded at their fair value as of the acquisition date with amortization computed utilizing the straight-line method over the assets' estimated useful lives, with the exception of customer lists, which are amortized based on the estimated attrition rate. The period of amortization for trademarks is six months, non-compete agreements is four to five years, customer lists is five years, and below-market leases is two to 17 years. For leases under market rent, amortization is based on the discounted future benefits from lease payments under market rents.

Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred. Goodwill represents the additional amounts paid in order to expand the Company's geographical presence. The Company incurred $0.7 million of acquisition-related costs in fiscal 2014. The amount of net revenue and net loss of Baskins included in the Company's consolidated statements of operations from the acquisition date to March 29, 2014 were $63.4 million and $0.1 million, respectively.

Acquisitions from prior years

RCC Western Stores, Inc.

On August 31, 2012, the Company acquired 100% of the capital stock of RCC. The primary reason for the acquisition of RCC was to expand its retail operations into 11 additional states. The total purchase price of $43.5 million was paid in cash. The Company acquired $1.5 million in cash as part of the acquisition. Acquisition-related costs totaling $1.1 million are recorded within the consolidated statement of operations for fiscal 2013.

In connection with the acquisition of RCC, the Company entered into certain debt agreements in which loan fees of $1.2 million were incurred and are recorded as prepaid loan fees within other assets in the consolidated balance sheet as of March 30, 2013. In addition, the Company issued 11,869 shares of its common stock in connection with the acquisition for cash proceeds of $2.0 million.

Allocation of the purchase price for the acquisition of RCC was based on the fair value of the net assets that were acquired. As of August 31, 2012, the purchase price was allocated as follows (in thousands):

Significant unobservable inputs (Level 3)

Current assets	$19,528
Property and equipment	3,616
Goodwill	31,103
Intangible assets acquired	5,002
Other assets	21

Total assets acquired	59,270

Current liabilities assumed	10,252
Line of credit—current	5,405
Below market lease liability	154

Total purchase price	$43,459

Definite-lived intangible assets acquired include trademarks, customer list, non-compete agreements and below-market leases. The amount of net revenue and net loss of RCC included in the Company's consolidated statements of operations from the acquisition date to March 30, 2013 were $35.5 million and $0.5 million, respectively.

Boot Barn Holding Corporation

Effective December 12, 2011, the Company acquired the Predecessor. The primary reason for the Predecessor acquisition was to monetize the initial investment made by the Predecessor. Of the total purchase price, $88.1 million was paid in cash, and $2.6 million was contributed in the form of equity interests by new investors and former owners of the Predecessor. The Company acquired $2.5 million in cash as part of the transaction. Acquisition-related costs totaled $3.0 million and $7.3 million for the Successor and Predecessor periods, respectively, and are recorded within the fiscal 2012 consolidated statement of operations. All costs were incurred by Boot Barn Holding Corporation in the respective periods.

Allocation of the purchase price for the Predecessor is based on estimates of the fair value of net assets acquired. As of December 11, 2011, the purchase price was allocated as follows (in thousands):

Significant unobservable inputs (Level 3)

Current assets	$71,869
Property and equipment	6,228
Goodwill	46,930
Intangible assets acquired	56,380
Other assets	336

Total assets acquired	181,743

Current liabilities assumed	36,087
Line of credit—current	21,692
Below market lease liability	33,214

Total purchase price	$90,750

The change in the carrying amount of goodwill is as follows (in thousands):

Balance as of March 31, 2012	$46,930
Goodwill as a result of the RCC acquisition	31,103

Balance as of March 30, 2013	78,033
Goodwill as a result of the Baskins acquisition	15,064

Balance as of March 29, 2014	$93,097

Supplemental as adjusted data (unaudited)

The unaudited as adjusted statements of operations data below gives effect to the acquisitions described above, as if they had all occurred as of April 3, 2011. These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Baskins, RCC and the Predecessor to reflect the effects of amortization of purchased intangible assets and acquired inventory valuation step-up, additional financing as of April 3, 2011 in order to complete the acquisitions, income tax expense and other transaction costs directly associated with the acquisitions such as legal, accounting and banking fees. The adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. Pre-acquisition net sales and net income numbers for acquired entities are derived from their books and records prepared prior to the acquisition. This as adjusted data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place as of the date noted above.

As adjusted net sales—unaudited (in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 12, 2011

Net sales (as reported)	$345,868	$233,203	$58,267	$110,429
Baskins	8,290	58,058	18,169	29,118
RCC	—	21,503	16,595	31,246
Boot Barn Holding Corporation	—	—	—	—

As adjusted net sales	$354,158	$312,764	$93,031	$170,793

As adjusted net income (loss)—unaudited (in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 12, 2011

Net income (loss) (as reported)	$5,660	$680	$(4,601)	$(660)
Baskins	580	396	468	(3,831)
RCC	(1,100)	2,818	413	(7,108)
Boot Barn Holding Corporation	3,183	4,487	8,125	(15,794)

As adjusted net income (loss)	$8,323	$8,381	$4,405	$(27,393)

4.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Prepaid rent and property taxes	$2,096	$1,331
Prepaid advertsing	401	186
Prepaid insurance	81	280
Deferred taxes	4,748	2,452
Income tax receivable	—	31
Deferred loan fees—current	558	548
Other	801	483

Total prepaid expenses and other current assets	$8,685	$5,311

5.     Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Leasehold improvements	$12,491	$5,634
Machinery and equipment	5,964	3,781
Furniture and fixtures	9,373	4,085
Construction in progress	754	104
Vehicles	387	325

	28,969	13,929
Less: Accumulated depreciation	(7,519)	(3,193)

Property and equipment, net	$21,450	$10,736

Depreciation expense was $4.6 million, $2.7 million, $0.7 million and $1.2 million for the periods ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively. Amortization related to assets under capital lease is included in the above depreciation expense (see Note 11 "Leases").

6.     Intangible assets, net

Net intangible assets consisted of the following (in thousands):

	March 29, 2014
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life

Intangible assets
Trademarks	$2,490	$(2,490)	$—	0.9
Customer list	7,300	(2,732)	4,568	5.0
Non-compete agreements	1,380	(500)	880	4.7
Below-market leases	5,318	(1,143)	4,175	10.4

Total definite lived	16,488	(6,865)	9,623
Trademarks—indefinite lived	50,100	—	50,100

Total intangible assets	$66,588	$(6,865)	$59,723

	March 30, 2013
	Gross carrying amount	Accumulated amortization	Net	Weighted average useful life

Intangible assets
Trademarks	$1,550	$(1,338)	$212	1.1
Customer list	6,700	(1,292)	5,408	5.0
Non-compete agreements	1,200	(211)	989	4.9
Below-market leases	2,032	(524)	1,508	6.7

Total definite lived	11,482	(3,365)	8,117
Trademarks—indefinite lived	49,900	—	49,900

Total intangible assets	$61,382	$(3,365)	$58,017

Amortization expense for intangible assets totaled $3.5 million, $2.9 million, $0.4 million and $0.1 million for the periods ended March 29, 2014 and March 30, 2013, the Successor Period, and the Predecessor Period, respectively, and is included in selling, general and administrative expenses.

As of March 29, 2014, estimated future amortization of intangible assets was as follows (in thousands):

Fiscal year

2015	$2,308
2016	2,225
2017	1,993
2018	947
2019	500
Thereafter	1,650

Total	$9,623

7.     Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Accrued compensation	$5,225	$3,780
Deferred revenue—gift cards and layaways	3,752	2,645
Sales tax liability	2,900	1,816
Accrued interest	1,738	1,761
Sales award redemption liability	1,950	1,343
Capital leases—short term	61	43
Other	5,137	3,334

Total accrued expenses	$20,763	$14,722

8.     Revolving credit facilities and long-term debt

Revolving credit facility (PNC Bank, N.A.)

On December 11, 2011, the Company obtained a collateral-based revolving line of credit with PNC Bank, N.A. (the "PNC Line of Credit"), which the Company amended on August 31, 2012 and May 31, 2013. These amendments increased the borrowing capacity from $35.0 million to $60.0 million as of May 31, 2013 with a Company option to increase the maximum to $70.0 million. The PNC Line of Credit is to be used for working capital and general corporate purposes, and has a maturity date of May 31, 2018. The available borrowing is based on the collective value of eligible inventory and credit card receivables multiplied by specific advance rates, and is recalculated weekly. The PNC Line of Credit bears interest at (1) 0.75% if the amount of borrowings are less than 60% of the maximum borrowing capacity or 1.00% if the total borrowings are greater than 60% of the maximum borrowing capacity, plus (2) the higher of the bank's public lending rate, federal funds open rate plus 0.50%, or daily LIBOR plus 1.00%. The Company can also elect to use the Eurodollar rate plus 0.75% if the amount of borrowings is less than 60% of the maximum borrowing capacity or 1.00% if the total borrowings are greater than 60% of the maximum borrowing capacity. As of March 29, 2014, the total amount available to borrow was $31.4 million and the outstanding balance was $28.6 million. The outstanding borrowings as of March 29, 2014 consisted of $25.0 million outstanding at a rate of 1.91% and $3.6 million outstanding at a rate of 4.0%.

The PNC Line of Credit includes certain financial and nonfinancial covenants. The financial covenants include minimum fixed charge coverage ratio only when "excess availability" falls below specified floor levels, while nonfinancial covenants include restrictions on a number of other activities. The Company was in compliance with its financial covenants as of March 29, 2014.

$100 million term loan due May 2019 (Golub Capital LLC)

The Company entered into a loan and security agreement with Golub Capital LLC on May 31, 2013, as amended by the first amendment to term loan and security agreement dated September 23, 2013 (the "Golub Loan"). The Golub Loan includes a term loan facility of $100.0 million. As of March 29, 2014, the outstanding balance on the Golub Loan was $99.5 million. The obligations under the Golub Loan are secured by substantially all of the Company's assets. The principal on the Golub Loan is payable in quarterly installments of $250,000 beginning on September 30, 2013 and ending on the maturity date of the term loan, which is May 31, 2019. The balance of the unpaid principal will be paid on the maturity date.

Interest on the Golub Loan is paid quarterly beginning on September 30, 2013. The Golub Loan bears interest calculated on either a base rate or LIBOR. The base rate is a floating interest rate that is 4.75% plus the higher of (1) the prime rate, (2) the one-month London Interbank Offered Rate ("Published LIBOR") plus 1% with a Published LIBOR floor of 1.25% or (3) the Federal Funds rate, plus 50 basis points. LIBOR is 5.75%, plus the higher of 1.25% or Published LIBOR. Interest is payable quarterly in arrears on the last day of each quarter. Interest charges are computed on the actual principal outstanding. As of March 29, 2014, the interest rate on the Golub Loan was 7.0%. Total interest expense incurred on the Golub Loan was $5.9 million for fiscal 2014.

The Golub Loan requires the Company to meet certain financial and non-financial covenants. Financial covenants include a minimum interest coverage ratio and a maximum total leverage ratio. In addition, the term loan agreement also limits the amount that we can spend on capital expenditures per year. The Company was in compliance with all of its financial covenants as of March 29, 2014. The Golub Loan also requires that 50% of the Company's excess cash flow receipts be used to make prepayments of outstanding loan amounts. The Company is also subject to early termination fees in certain instances of voluntary prepayments of the Golub Loan in excess of $10.0 million.

If there is an event of default under the Golub Loan, the principal and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the Golub Loan. Events of default under the Golub Loan include, but are not limited to, the Company becoming delinquent in making certain payments due under the Golub Loan, the Company incurring certain events of default with respect to other indebtedness or obligations, the Company undergoing a change in control or the Company becoming subject to certain bankruptcy proceedings or orders. As of March 29, 2014, no events of default had occurred.

7.5% term loan (PNC Bank, N.A.)

The Company entered into a loan and security agreement with PNC Bank N.A. on December 11, 2011, as amended by the first amendment to term loan agreement dated August 31, 2012 (the "PNC Term Loan"). The PNC Term Loan included a term loan facility of $20.0 million. Interest accrued on outstanding amounts under the PNC Term Loan at the rate of 7.5% per annum, due monthly. Effective October 1, 2012, monthly principal payments of $166,667 were required. In connection with the closing of the Golub Loan in May 2013, the Company paid off all outstanding amounts on the PNC Term Loan.

12.5% senior subordinated term loans (related party term loans)

On December 11, 2011, the Company obtained senior subordinated term loans from certain subordinated lenders, in the aggregate amount of $25.0 million, bearing interest at the rate of 12.5%, due quarterly. The subordinated lenders are related parties. On August 31, 2012, the Company borrowed an additional $25.5 million from the subordinated lenders. As of March 30, 2013, the outstanding balance of the loans was $50.5 million. See Note 14 "Related party transactions". In connection with the closing of the Golub Loan in May 2013, the Company paid off all outstanding amounts on its senior subordinated term loans.

The Company incurred approximately $3.4 million of deferred loan fees related to the issuance of the Golub Loan and the PNC Line of Credit, which are being amortized to interest expense using the effective interest method over the term of the loan through May 31, 2019. The remaining balance of deferred loan fees as of March 29, 2014 is $2.9 million.

Aggregate contractual maturities for the Company's line of credit and long-term debt as of March 29, 2014 are as follows (in thousands):

Fiscal year

2015	$1,000
2016	1,000
2017	1,000
2018	1,000
2019	29,624
Thereafter	94,500

Total	$128,124

9.     Stock-based compensation

On January 27, 2012, the Company approved the 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan authorized the Company to issue options to employees, consultants and directors to purchase up to a total of 150,000 shares of common stock. As of March 29, 2014, all awards granted by the Company have been nonqualified stock options. Options granted under the 2011 Plan have a life of 10 years and vest over service periods of five years or in connection with certain events as defined by the 2011 Plan.

For the year ended March 29, 2014, the Company granted certain members of management and selected outside directors with options to purchase a total of 12,500 shares of common stock under the 2011 Plan. The total grant date fair value of stock options granted in fiscal years 2014 and 2013 and the Successor Period was $2.1 million, $3.5 million and $4.4 million, respectively, before applying an estimated forfeiture rate, with grant date fair values ranging from $165.97 to $173.05 per share in fiscal 2014, $85.66 to $107.69 per share in fiscal 2013, and $40.04 to $56.43 per share in the Successor Period. There were no stock options granted in the Predecessor Period. The Company is recognizing the expense relating to these stock options, net of estimated forfeitures, on a straight-line basis over the five-year service period of the awards. The exercise prices of these awards range between $100.00 and $280.14 and have a weighted-average fair value of $170.50 per share, $96.66 per share, and $48.23 per share for the fiscal years ended March 2014, March 30, 2013 and the Successor Period, respectively.

The stock option awards discussed above were measured at fair value on the grant date using the Black-Scholes option valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock price over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield, if any. The Company's estimate of pre-vesting forfeitures, or forfeiture rate, was based on its internal analysis, which included the award recipients' positions within the Company and the vesting period of the awards. The Company will issue shares of common stock when the options are exercised.

Intrinsic value for stock options is defined as the difference between the market price of the Company's common stock on the last business day of the fiscal quarter and the weighted average exercise price of in-the-money stock options outstanding at the end of each fiscal period. The market value per share was $285.06 and $186.76 at March 29, 2014 and March 30, 2013, respectively. The following table summarizes the stock award activity for the fiscal year ended March 29, 2014 (aggregate intrinsic value in thousands):

	Stock options	Grant date weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at March 30, 2013	88,100	$177.36
Granted	12,500	$238.37
Canceled, forfeited or expired	—	$—

Outstanding at March 29, 2014	100,600	$184.94	8.3	$10,072

Vested and expected to vest at March 29, 2014	100,600	$184.94	8.3	$10,072

Exerciseable at March 29, 2014	28,858	$161.34	7.9	$3,570

Stock-based compensation expense was $1.3 million, $0.8 million and $0.1 million for the fiscal years ended March 29, 2014 and March 30, 2013 and the Successor Period, respectively. There was no stock-based compensation expense in the Predecessor Period. Stock-based compensation expense of $0.2 million and $0.2 million was recorded as cost of goods sold in the fiscal years ended March 29, 2014 and March 30, 2013, respectively. All other stock-based compensation expense is included in selling, general and administrative expenses. As of March 29, 2014, there was $5.8 million of total unrecognized stock-based compensation expense related to unvested stock options. This cost has a weighted average remaining recognition period of 2.4 years.

The fair values of stock options granted in fiscal years 2014, 2013 and the Successor Period were estimated on the grant dates using the following assumptions:

	Fiscal year ended
	March 29, 2014	March 30, 2013	March 31, 2012

Expected option term(1)	6.5 years	6.5 years	6.5 years
Expected volatility factor(2)	56%	58%	56%
Risk-free interest rate(3)	1.91% - 2.03%	1.01%	2.37%
Expected annual dividend yield(4)	0%	0%	0%

(1)    The Company has limited historical information regarding expected option term. Accordingly, the Company determined the expected life of the options using the simplified method.

(2)    Stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company's competitors' common stock over the most recent period equal to the expected option term of the Company's awards.

(3)    The risk-free interest rate is determined using the rate on treasury securities with the same term as the expected life of the stock option as of the grant date.

(4)   The board of directors paid a dividend to stockholders in April 2014 (See Note 16 "Subsequent events"). The Company's board of directors does not plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

A summary of the status of non-vested stock options as of March 29, 2014 and changes during fiscal 2014 is presented below:

	Shares	Weighted- average grant date fair value

Nonvested at March 30, 2013	76,605	$38.92
Granted	12,500	$170.50
Vested	(17,363)	$68.19
Nonvested shares forfeited	—	$—

Nonvested at March 29, 2014	71,742	$88.86

10.   Commitments and contingencies

The Company has employment agreements with two key officers of the Company. One of the employment agreements expires in November 2015. This agreement automatically renews for successive one-year terms and will continue to do so unless otherwise terminated. The other employment agreement does not expire. The employee agreements provide for minimum salary levels and incentive bonuses that are payable under certain business conditions, as well as guaranteed payments in the event of termination or employment in certain circumstances. The future amounts payable under these employment agreements have not been recorded in the consolidated financial statements as of March 29, 2014 and March 30, 2013.

The Company is involved, from time to time, in litigation that is incidental to its business. The Company has reviewed these matters to determine if reserves are required for losses that are probable and reasonable to estimate in accordance with FASB ASC Topic 450, Contingencies. The Company evaluates such reserves, if any, based upon several criteria, including the merits of each claim, settlement discussions and advice from outside legal counsel, as well as indemnification of amounts expended by the Company's insurers or others, if any. In management's opinion, none of these legal matters, individually or in the aggregate, will have a material effect on the Company's financial position, results of operations or liquidity.

During the normal course of its business, the Company has made certain indemnifications and commitments under which the Company may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility leases, and indemnifications to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The majority of these indemnifications and commitments do not provide for any limitation of the maximum potential future payments the Company could be obligated to make, and their duration may be indefinite. The Company has not recorded any liability for these indemnifications and commitments in the consolidated balance sheets as the impact is expected to be immaterial.

11.   Leases

Operating leases

The following is a schedule by year of non-cancelable future minimum rental payments under operating leases as of March 29, 2014 (in thousands):

Fiscal year	Related party(1)	Other	Total

2015	$190	$19,442	$19,632
2016	195	16,626	16,821
2017	199	14,088	14,287
2018	101	12,272	12,373
2019	—	9,318	9,318
Thereafter	—	23,971	23,971

Total	$685	$95,717	$96,402

(1)    See Note 14 "Related party transactions".

Minimum rent payments consist primarily of future minimum lease commitments related to store operating leases. Minimum lease payments do not include common area maintenance, insurance or tax payments. Rent expense related to store operating leases was $25.0 million, $17.0 million, $3.9 million and $8.1 million for the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively, and includes common area maintenance and contingent rent payments.

Capital leases

As of March 29, 2014, the Company had nine non-cancelable capital leases with principal and interest payments due monthly. The gross value of assets under capital lease arrangements totals $0.2 million and is included as property and equipment in the consolidated balance sheets. Accumulated depreciation of these assets totaled $0.1 million as of March 29, 2014. The interest rates range from 0% to 12.0%. As of March 29, 2014, future minimum capital lease payments are as follows (in thousands):

Fiscal year

2015	$61
2016	23
2017	4

Total minimum lease payments	88

Less: Amount representing interest	(4)

Present value of minimum lease payments	84
Less: Current portion	(61)

Long-term portion	$23

Long-term lease related liabilities are as follows:

	March 29, 2014	March 30, 2013

Above-market leases	$266	$412
Deferred rent—long-term	2,123	1,043
Long-term portion of capital lease obligation	23	45

Total other liabilities	$2,412	$1,500

12.   Defined contribution plan

The Boot Barn 401(k) Plan (the "401(k) Plan") is a qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all employees that work a minimum of 1,000 hours per year and have been employed by the Company for at least one year. Contributions to the plan are based on certain criteria as defined in the agreement, governing the 401(k) Plan. Participating employees are allowed to contribute up to the statutory maximum set by the Internal Revenue Service. The Company provides a safe harbor matching contribution that matches 100% of employee contributions up to 3% of their respective wages and then 50% of further contributions up to 5% of their respective wages. Contributions to the plan and charges to selling, general and administrative expenses were $0.3 million, $0.2 million, $0.1 million and $0.1 million for the fiscal years ended March 29, 2014, March 30, 2013, the Successor Period and the Predecessor Period, respectively.

13.   Income taxes

Income tax expense (benefit) consisted of the following:

	Fiscal year ended
(in thousands)	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Current:
Federal	$4,510	$1,148	$2,004	$(17)
State	685	314	463	71

Total current	5,195	1,462	2,467	54
Deferred:
Federal	(1,536)	(530)	(2,873)	(102)
State	(338)	(106)	(641)	(87)

Total deferred	(1,874)	(636)	(3,514)	(189)

Total income tax expense (benefit)	$3,321	$826	$(1,047)	$(135)

The reconciliation between the Company's effective tax rate on income from operations and the statutory tax rate is as follows:

	Fiscal year ended
	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Expected provision at statutory U.S. federal tax rate	34.0%	34.0%	34.0%	34.0%
State and local income taxes, net of federal tax benefit	4.5	4.2	2.0	1.5
Change in tax rates	(0.1)	(2.9)	—	—
State credits	(1.8)	—	—	—
Acquisition costs	—	20.0	(17.4)	(18.7)
Other	0.4	(0.5)	(0.1)	0.2

Effective tax rate	37.0%	54.8%	18.5%	17.0%

Differences between the effective tax rate and the statutory rate relate primarily to state taxes and acquisition costs.

Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's net deferred tax assets as of March 29, 2014 and March 30, 2013 consisted of the following (in thousands):

	March 29, 2014	March 30, 2013

Deferred tax assets:
State taxes	$1,002	$972
Accrued liabilities	813	381
Award program liabilities	787	542
Deferred revenue	434	277
Inventory	2,997	1,565
Stock options	879	358
Other	257	171

Total deferred tax assets	7,169	4,266

Deferred tax liabilities:
Depreciation and amortization	(22,084)	(21,037)
Prepaid expenses	(297)	(315)

Total deferred tax liabilities	(22,381)	(21,352)

Deferred income taxes, net	$(15,212)	$(17,086)

Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. To this end, the Company has considered and evaluated its sources of taxable income, including forecasted future taxable income, and the Company has concluded that at this time no valuation allowance is required. The Company will continue to evaluate the need for a valuation allowance at each period end.

The Company applies ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. At March 29, 2014 and March 30, 2013, no amounts were necessary to be recorded for any unrecognized tax liabilities nor any tax benefits.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits as of March 29, 2014 and March 30, 2013.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, as well as various state jurisdictions within the U.S. The Company's fiscal years 2010 through 2014 returns are subject to examination by the U.S. federal and various state tax authorities.

14.   Related party transactions

Leases and other transactions

The Company has entered into a lease agreement for one of its stores for the fiscal years ended March 29, 2014 and March 30, 2013 and the Successor Period at a location owned by one minority stockholder of the Company. The Company had entered into lease agreements at several locations with several minority stockholders during the Predecessor Period. The Company paid $0.2 million, $0.2 million, $0.1 million and $1.0 million for these leases during the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively. These lease payments are included in selling, general and administrative expenses in the consolidated statements of operations.

Related party loans

As of March 30, 2013, the Company had notes payable (see Note 8 "Revolving credit facilities and long-term debt") to the subordinated lenders who own common stock of the Company or its subsidiary, Boot Barn Holding Corporation. These notes were paid in full in May 2013. Interest and early termination fees paid to these entities totaled $3.6 million, $4.5 million, $0.1 million and $2.1 million for the fiscal years ended March 29, 2014 and March 30, 2013, the Successor Period and the Predecessor Period, respectively.

Payments relating to the purchase of Predecessor

In connection with the purchase of Predecessor, Freeman Spogli & Co. received an advisory services fee of $1.3 million for its services provided in structuring and arranging the recapitalization of the Company. In addition, one of our directors received $0.1 million in connection with his services provided to the Company in connection with the Recapitalization.

15.   Earnings (loss) per share

Earnings (loss) per share is computed under the provisions of FASB ASC Topic 260, Earnings Per Share. Basic earnings (loss) per share is computed based on the weighted average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method, whereby proceeds from such exercise, unamortized compensation and hypothetical excess tax benefits, if any, on share-based awards are assumed to be used by the Company to purchase the common shares at the average market price during the period. Dilutive potential shares of common stock represent outstanding stock options. The dilutive effect of stock options and restricted stock is applicable only in periods of net income.

The components of basic and diluted earnings per share of common stock, in aggregate, for the fiscal years ended March 29, 2014, March 30, 2013, Successor Period and the Predecessor Period are as follows (in thousands, except per share amounts):

	Fiscal year ended
	March 29, 2014	March 30, 2013	(Successor) December 12, 2011 to March 31, 2012	(Predecessor) April 3, 2011 to December 11, 2011

Net income (loss) attributed to Boot Barn Holdings, Inc.	$5,377	$646	$(4,371)	$(660)

Weighted average basic shares outstanding	757	750	745	173
Dilutive effect of stock options	10	—	—	—

Weighted average diluted shares outstanding	767	750	745	173

Basic earnings (loss) per share	$7.10	$0.86	$(5.87)	$(3.82)
Diluted earnings (loss) per share	$7.01	$0.86	$(5.87)	$(3.82)

Awards to purchase approximately 42,394 and 88,100 shares of common stock during the fiscal years ended March 29, 2014 and March 30, 2013 were outstanding, but were not included in the computation of weighted average diluted common shares amounts as the effect of doing so would have been anti-dilutive.

Because the Company incurred net losses in the Successor Period, and the Predecessor Period, the potential dilutive effect of the Company's outstanding stock options was not included in the computation of diluted loss per share because these securities were anti-dilutive.

16.   Subsequent events

The accompanying consolidated financial statements were available to be issued on June 13, 2014, and the Company evaluated subsequent events known to it through that date.

Dividend payment

On April 11, 2014, the Company declared and subsequently paid a pro rata cash dividend to its stockholders totaling $39.9 million, made a cash payment of $1.4 million to holders of vested options, and lowered the exercise price of 76,742 unvested options by $50.00 per share. The board of directors of the Company was obligated under the antidilution provisions of the 2011 Equity Incentive Plan to approve the option repricing. Approval took place subsequent to the end of fiscal year ended March 29, 2014 and will be reflected in the consolidated financial statements.

Amended line of credit

On April 15, 2014, the Company amended the PNC Line of Credit to increase the borrowing capacity from $60.0 million to up to $70.0 million. All other material terms of the PNC Line of Credit remain unchanged from the description in Note 8 "Revolving credit facilities and long-term debt".

Amended and restated term loan and security agreement (Golub Loan)

On April 14, 2014, the Company entered into an amended and restated term loan and security agreement for the Golub Loan. The amended and restated loan and security agreement increased the borrowings on the Golub Loan from $99.2 million outstanding at the April 14, 2014 to $130.0 million. The obligations under the Golub Loan are secured by substantially all of the Company's assets and the Company's guarantors' assets. A provision allowing the Company to conduct an initial public offering was also added to the amended and restated loan and security agreement. The principal on the term loan will be payable in quarterly installments of $0.3 million made each calendar quarter and ending on the maturity date of the Golub Loan, which is May 31, 2019. The balance of the unpaid principal will be paid on the maturity date. All other material terms of the Golub Loan remain unchanged from what is described in Note 8 "Revolving credit facilities and long-term debt". The proceeds of the amendment to the Golub Loan were used to fund a portion of the $39.9 million dividend that was paid in April 2014.

                    shares

Common stock

Prospectus

J.P. Morgan	Piper Jaffray	Jefferies

Wells Fargo Securities	Baird

                       , 2014

Through and including                                             , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth the fees and expenses (other than the underwriting discount) payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of those amounts. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, and the                                         li sting fee.

SEC registration fee	$
FINRA filing fee
listing fee
Advisory fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar expenses
Miscellaneous

Total	$

Item 14.    Indemnification of directors and officers

As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be unavailable for liability:

•
for any breach of a duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law.

Section 145 of the DGCL authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. Our amended and restated bylaws, attached as Exhibit 3.2 hereto, further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement, a form of which is filed as Exhibit 1.1 hereto, to indemnify us and our directors and officers against certain liabilities under the Securities Act of 1933, as amended, or the Securities Act.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify and advance expenses to each director and executive officer to the fullest extent permitted by Delaware law, the amended and restated certificate of incorporation and amended and restated bylaws, for expenses such as, among other things, attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors' and officers' liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Item 15.    Recent sales of unregistered securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act:

During the past three years, we have granted options to employees and directors under our 2011 Equity Incentive Plan to purchase an aggregate of 143,563 shares of our common stock at exercise prices ranging from $100.00 to $285.06 per share. During this period, none of these options were exercised.

On December 12, 2011, we issued 745,305 shares of our common stock in connection with our acquisition of Boot Barn Holding Corporation in the transaction that we refer to as the Recapitalization. These shares were issued to Freeman Spogli & Co. and other investors for cash in the amount of $100 per share and to certain holders of Boot Barn Holding Corporation in exchange for their shares of Boot Barn Holding

Corporation with an aggregate value equal to the aggregate value (based on the same $100 per-share value) of the number of shares of our common stock issued to them.

On August 31, 2012, we issued 11,869 shares of our common stock to entities affiliated with the Hartford Financial Services Group for cash in the amount of $168.50 per share.

On June 9, 2014, we issued 40,000 shares of our common stock to the holders of common stock of Boot Barn Holding Corporation other than us in connection with the merger of Boot Barn Holding Corporation with and into us in the transaction that we refer to as the Reorganization.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions, other than the Reorganization, represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibit and financial statement schedules

(a) Exhibits

Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Bingham McCutchen LLP
10.1*†	Form of Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.2*†	Boot Barn Holdings, Inc. 2011 Equity Incentive Plan
10.3*	Form of Director Indemnification Agreement
10.4*	Lease, dated June 25, 2010, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.5*	First Amendment to Lease, dated March 29, 2013, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.6*	Second Amended and Restated Revolving Credit and Security Agreement, dated May 31, 2013, by and among Boot Barn, Inc., Boot Barn Holdings, Inc., PNC Bank, National Association, and the lenders party thereto (the "Revolving Credit Agreement")
10.7*	First Amendment to the Revolving Credit Agreement, dated September 23, 2013
10.8*	Second Amendment to the Revolving Credit Agreement, dated April 15, 2014
10.9*	Amended and Restated Term Loan and Security Agreement, dated April 15, 2014, by and among Golub Capital LLC, Boot Barn, Inc., Boot Barn Holdings, Inc. and the lenders party thereto
21.1	List of Subsidiaries
23.1*	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included in the signature page to this registration statement)

*      To be filed by amendment.

†      Indicates management contract or compensation plan.

(b) Financial statement schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irvine, State of California, on                           , 2014.

BOOT BARN HOLDINGS, INC.
By:	James G. Conroy President, Chief Executive Officer and Director

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Iacono and Christian B. Johnson his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

James G. Conroy	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014
Paul Iacono	Chief Financial Officer and Secretary (Principal Financial Officer)	, 2014
Clement H. Porter	Corporate Controller (Principal Accounting Officer)	, 2014

Name	Title	Date

Greg Bettinelli	Director	, 2014
Brad J. Brutocao	Director	, 2014
Christian B. Johnson	Director	, 2014
J. Frederick Simmons	Director	, 2014
Peter Starrett	Director	, 2014

Exhibit index

Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Bingham McCutchen LLP
10.1*†	Form of Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.2*†	Boot Barn Holdings, Inc. 2011 Equity Incentive Plan
10.3*	Form of Director Indemnification Agreement
10.4*	Lease, dated June 25, 2010, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.5*	First Amendment to Lease, dated March 29, 2013, by and between Boot Barn, Inc. and The Irvine Company LLC, in respect to the Company's Irvine, California headquarters
10.6*	Second Amended and Restated Revolving Credit and Security Agreement, dated May 31, 2013, by and among Boot Barn, Inc., Boot Barn Holdings, Inc., PNC Bank, National Association, and the lenders party thereto (the "Revolving Credit Agreement")
10.7*	First Amendment to the Revolving Credit Agreement, dated September 23, 2013
10.8*	Second Amendment to the Revolving Credit Agreement, dated April 15, 2014
10.9*	Amended and Restated Term Loan and Security Agreement, dated April 15, 2014, by and among Golub Capital LLC, Boot Barn, Inc., Boot Barn Holdings, Inc. and the lenders party thereto
21.1	List of Subsidiaries
23.1*	Consent of Bingham McCutchen LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included in the signature page to this registration statement)

*      To be filed by amendment.

†      Indicates management contract or compensation plan.